As filed with the Securities and Exchange Commission on August 25, 2022

Registration No. 333-265969

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Post-Effective Amendment No. 1 to

Form F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BRUUSH ORAL CARE INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	3843	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

128 West Hastings Street, Unit 210 Vancouver, British Columbia V6B 1G8 Canada (844) 427-8774
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Cogency Global Inc. 122 East 42nd Street, 18th Floor New York, NY 10168 (800) 221-0102
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copies to:

Joseph M. Lucosky, Esq.

Lahdan S. Rahmati, Esq.

Lucosky Brookman LLP

101 Wood Avenue South, 5th Floor

Woodbridge, NJ 08830

(732) 395-4402

jlucosky@lucbro.com

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ File No. 333-265969

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to the Registration Statement on Form F-1 (File No. 333-265969) (the “Registration Statement”) of Bruush Oral Care Inc. (the “Company”), as originally declared effective by the U.S. Securities and Exchange Commission on July 29, 2022, is being filed: (i) to amend and the Prospectus filed August 15, 2022 (“Prospectus”) only with respect to the section entitled “Common Stock Registered for Distribution” of the Prospectus, its front cover and back cover; (ii) and replace the Prospectus filed August 15, 2022 in its entirety with the attached prospectus (“Amended Prospectus”).

The Amended Prospectus relates to the offering by selling security holders of 1,117,788 Shares of Common Stock representing 757,212 Shares of Common Stock and 360,576 Shares of Common Stock underlying Warrants.

The information included in this Post-Effective Amendment amends the Registration Statement and the Prospectus contained therein. No additional securities are being registered under this Post-Effective Amendment. All applicable registration fees were paid at the time of the original filing of the Registration Statement.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED AUGUST 25, 2022

1,117,788 Shares of Common Stock

Representing

757,212 Shares of Common Stock and

360,576 Shares of Common Stock Underlying Warrants

The selling security holders named in this prospectus, referred to as the “Security Holders” in this prospectus, may offer and sell, from time to time, in one or more offerings, up to 1,117,788 shares of common stock of the Company, no par value (the “Common Stock”), consisting of 757,212 Shares of Common Stock and 360,576 shares of Common Stock underlying the warrants. The Common Stock may be sold by the Security Holders at prevailing market prices at the times of sale, prices related to the prevailing market prices or negotiated prices. The Common Stock may be offered by the Security Holders to or through underwriters, dealers or other agents, directly to investors or through any other manner permitted by law, on a continued or delayed basis. See “Plan of Distribution” beginning on page 52 of this prospectus. The Security Holders have agreed to a 90-day lock-up for sales into the public market with respect to all of these Common Stock.

We are not selling any securities in this offering, and we will not receive any proceeds from the sale of any securities by the Security Holders. The registration of the securities covered by this prospectus does not necessarily mean that any of these securities will be offered or sold by the Security Holders. The timing and amount of any sale is within the respective Security Holder’s sole discretion, subject to certain restrictions. To the extent that any Security Holder sells any securities, such holder may be required to provide you with this prospectus identifying and containing specific information about the selling Security Holder and the terms of the securities being offered.

The Common Stock will be quoted on The Nasdaq Stock Market. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Security Holders upon the sale of the Common Stock being registered. No sales of Common Stock covered by this prospectus shall occur until the Common Stock sold in our initial public offering begins trading on The Nasdaq Stock Market.

The Security Holders and intermediaries through whom the securities are sold may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered hereby, and any profits realized or commissions received may be deemed underwriting compensation.

On July 29, 2022, a registration statement under the Securities Act with respect to our initial public offering of $15,510,764 of the Common Stock and warrants to purchase common stock was declared effective by the Securities and Exchange Commission. We received approximately $13.4 million in net proceeds from the offering of Common Stock after payment of underwriting discounts and commissions and estimated expenses of the offering.

We are a “foreign private issuer,” and an “emerging growth company” each as defined under the federal securities laws, and, as such, we will be subject to reduced public company reporting requirements. See the section entitled “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Investing in the Common Stock involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in the Common Stock and the company. See “Risk Factors” beginning on page 3 for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 25, 2022

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with additional or different information. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No dealer, salesperson or any other person is authorized in connection with this offering to give any information or make any representations about us, the securities offered hereby or any matter discussed in this prospectus, other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any circumstance in which the offer or solicitation is not authorized or is unlawful.

Enforcement of Civil Liabilities

We are a company incorporated under the law of British Columbia, Canada. Some of our directors and officers, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and all or a substantial portion of our assets, are located outside of the United States. We have appointed an agent for service of process in the United States, but it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for shareholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. There can be no assurance that U.S. investors will be able to enforce against us, directors, officers or certain experts named herein who are residents of Canada or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws.

Cautionary Note Regarding Forward-Looking Statements

We discuss in this prospectus our business strategy, market opportunity, capital requirements, product introductions and development plans and the adequacy of our funding. Other statements contained in this prospectus, which are not historical facts, are also forward-looking statements. We have tried, wherever possible, to identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and other comparable terminology.

We caution investors that any forward-looking statements presented in this prospectus, or that we may make orally or in writing from time to time, are based on the beliefs of, assumptions made by, and information currently available to, us. These statements are based on assumptions, and the actual outcome will be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control or ability to predict. Although we believe that our assumptions are reasonable, they are not a guarantee of future performance, and some will inevitably prove to be incorrect. As a result, our actual future results can be expected to differ from our expectations, and those differences may be material. Accordingly, investors should use caution in relying on forward-looking statements, which are based only on known results and trends at the time they are made, to anticipate future results or trends. Certain risks are discussed in this prospectus and also from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”). For additional information regarding risk factors that could affect the Company’s projections, see “Risk Factors” beginning on page 3 of this prospectus, and as may be included from time-to-time in our reports filed with the SEC.

This prospectus and all subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. The forward-looking statements speak only as of the time of such statements and we do not undertake or plan to update or revise such forward-looking statements as more information becomes available or to reflect changes in expectations, assumptions or results, except as and to the extent required by applicable securities laws. We can give no assurance that such expectations or forward-looking statements will prove to be correct. An occurrence of, or any material adverse change in, one or more of the risk factors or risks and uncertainties referred to in this prospectus, could materially and adversely affect our results of operations, financial condition, liquidity, and our future performance.

Industry Data and Forecasts

This prospectus contains data related to the oral healthcare products industry in Canada and the United States. This industry data includes projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The oral healthcare products industry may not grow at the rate projected by industry data, or at all. The failure of the industry to grow as anticipated is likely to have a material adverse effect on our business and the market price of shares of our Common Stock. In addition, the rapidly changing nature of the oral healthcare products industry and consumer preferences subjects any projections or estimates relating to the growth prospects or future condition of our industries to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

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Risk Factors

Investing in our securities involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our financial statements and related notes included elsewhere in this prospectus, before making an investment decision. If any of the following risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of our securities could decline, and you could lose part or all of your investment.

Risks Related to the Company’s Business

We face competition from companies with longer operating histories, greater brand recognition and significantly greater financial, marketing and other resources.

Our business is rapidly evolving and intensely competitive and we have many competitors across the oral care space. Our competition with respect to these offerings includes toothbrush and brush head manufacturers as well as ancillary product manufacturers. Our core toothbrush product competes with new and established manufacturers, direct-to-consumer companies and white label in-house brands offered by some large retail chains and department stores, some of which are sold at a lower price point than ours. We believe that our ability to compete successfully depends upon many factors both within and beyond our control, including:

●	the size and composition of our customer base;
●	the quality, consumer appeal, price and reliability of our products;
●	the range of products we offer on our website and through our third-party retail partners;
●	our ability to improve and iterate on our existing product line and introduce new products;
●	our ability to find reliable and cost-effective suppliers of our products;
●	our ability to distribute our products and manage our inventory and operations;
●	our selling and marketing efforts; and
●	our reputation and brand strength.

Some of our current competitors have, and potential competitors may have, longer operating histories, greater brand recognition, larger fulfilment infrastructures, faster and less costly shipping, greater resources and technical capabilities, significantly greater financial, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to derive greater revenues and profits from their existing customer base, capture market share from us, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in consumer preferences or habits. These competitors may engage in more extensive research and development efforts, undertake larger and more impactful marketing campaigns and adopt more aggressive pricing strategies, which may allow them to build larger customer bases or generate revenues from their customer bases more effectively than we do.

We must maintain and enhance our brand or we may not achieve our growth objectives.

Our brand name and image are integral to the growth of our business and to the implementation of our strategies for expanding our business. We believe that our brand image has significantly contributed to the success of our business and is critical to maintaining and expanding our customer base. Maintaining and enhancing our brand may require us to make substantial investments in research and development, marketing and building awareness, and these investments may not be successful.

We anticipate that, as our business expands into new markets and new product categories, and as the industries in which we operate become increasingly competitive, maintaining and enhancing our brand may become difficult and expensive. For example, consumers in any new international markets into which we expand may not know our brand and/or may not accept our brand resulting in increased costs to market and attract customers to our brand. Further, as we develop retail partnerships, it may be difficult for us to maintain control of our brand with our retail partners, which may result in negative perceptions of our brand. Our brand may also be adversely affected if our public image or reputation is tarnished by negative publicity, including negative social media campaigns or poor reviews of our products or customer experiences. In addition, ineffective marketing, product diversion to unauthorized distribution channels, product defects, unfair labor practices and failure to protect our intellectual property rights are some of the potential threats to the strength of our brand, and those and other factors could rapidly and severely diminish consumer confidence in us. Failure to maintain the strength of our brand could have a material adverse effect on our business, financial condition and results of operations.

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Our inability to successfully launch new products may adversely affect our business.

Launching new products can involve a significant investment in advertising and public relations campaigns. There are also certain risks involved in launching new products, including increased costs in the near term associated with the introduction of new product lines, development delays, failure of new products to achieve anticipated levels of market acceptance, the possibility of increased competition with our current products and unrecovered costs associated with failed product introductions.

Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to, our ability to design and implement solutions at an acceptable cost and quality, the availability of critical components from third parties and our ability to successfully complete the development of products in a timely manner. There is no guarantee that we will be able to respond to market demands. If we are unable to respond effectively to technological changes, or we fail to develop products in a timely and cost-effective manner, our products may become obsolete, and we may be unable to recover our research and development expenses which could negatively impact sales, profitability and the continued viability of our business.

Launching new products or updating existing products may also leave us with inventory that we may not be able to sell, or we may be required to sell at significantly discounted prices. Further, as we expand into new markets, we may not accurately predict consumer preferences in that market, which could result in lower-than-expected sales. Additionally, launching new products requires substantial investments in research and development. Investments in research and development are inherently speculative and require substantial capital and other expenditures. Unforeseen obstacles and challenges that we encounter in the research and development process could result in delays or the abandonment of plans to launch new products and may substantially increase development costs. If we are unable to maintain the high product-quality standards expected by our customers when we launch new products, or if our competitors are able to produce higher quality or more accessible products, our sales may be harmed. Should this occur, we may need to increase our investments in research and development and manufacturing processes, lower our prices or take other measures to address any loss of sales, which could increase our expenses, reduce our margins and/or negatively impact our brand and our ability to execute our overall pricing and promotion strategy. We may not be successful in executing our growth strategy related to launching new products, and failure to successfully launch new products could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on the effectiveness of our marketing programs.

We are dependent on the effectiveness of our marketing programs and the efficiency of our related expenditures in generating consumer awareness and sales of our products. We rely on a combination of paid and unpaid advertising and public relations efforts to market our products.

Our paid marketing efforts include digital advertising, podcast and streaming media campaigns, influencer collaborations, public relations initiatives, affiliate partnerships and special discount offers. These efforts are expensive and may not result in the cost-effective acquisition of customers. We cannot ensure that the net profit from new customers we acquire will ultimately exceed the cost of acquiring those customers. Moreover, we rely in part upon third parties, such as marketing agencies, social media influencers and product reviewers, for both paid and unpaid services, and we are unable to fully control their efforts. We obtain a significant amount of traffic via search engines and, therefore, rely on search engines such as Google. Search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our site can be negatively affected. Moreover, a search engine could, for competitive or other purposes, alter its algorithms or results in a manner that negatively affects our paid or unpaid search ranking, and competitive dynamics could impact the effectiveness of search engine marketing or search engine optimization. We also obtain a significant amount of traffic via social networking websites or other channels used by current and prospective customers. As e-commerce and social networking continue to evolve rapidly, we must continue to establish relationships with these channels and may be unable to develop or maintain these relationships on acceptable terms. If we are unable to cost-effectively drive traffic to our sites, our ability to acquire new customers and our financial condition would suffer. In addition, the number of third-party providers of consumer product reviews, consumer recommendations and referrals is growing across industries and may influence consumers.

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Moreover, if any of the third parties on which we rely were to cease operations, temporarily or permanently, face financial distress or other business disruption, we could suffer increased costs and delays in their ability to provide similar services until an equivalent service provider could be found, or until we could develop replacement technology or operations, any of which could also have an adverse impact on our business and financial performance. We continue to evolve our marketing strategies by adjusting our messages, the amount we spend on advertising and where we spend it with no assurance that we will be successful in developing future effective messages or in achieving efficiency in our marketing and advertising expenditures. Our marketing activities and the marketing activities of any third parties on which we rely are subject to various types of regulations, including laws relating to the protection of personal information, consumer protection and competition.

Product liability claims could hurt our business.

We may be required to pay for losses or injuries purportedly caused by our products or be subject to various product liability claims in the future. Claims could be based on allegations that, among other things, our products contain contaminants, include inadequate instructions or provide inadequate warnings concerning side effects or interactions with other products or substances. In addition, product liability claims may result in negative publicity that may materially adversely affect our sales. Also, if one of our products is found to be defective, we may be required to recall it, which may result in substantial expense and adverse publicity and materially adversely affect our sales. Potential product liability claims may exceed the amount of our insurance coverage or potential product liability claims may be excluded under the terms of our policy, which could adversely affect our financial condition. In addition, we may be required to pay higher premiums and accept higher deductibles in order to secure adequate insurance coverage in the future.

Changing consumer preferences may negatively impact our business.

The market for electric toothbrushes as a retail category is still emerging and if it does not continue to grow, if it grows more slowly than expected or if it does not achieve the growth potential we expect, our brand, business, financial condition or results of operations could be adversely affected. The Company’s success depends on the ongoing need for and appeal of an electric toothbrush with subscription-based brush head replacement program. Consumer preferences with respect to such personal items are continuously changing and are difficult to predict. As a result of changing consumer preferences, many specialized toothbrushes are successfully marketed for a short period of time, but then interest or demand or consumer requirements change. We cannot ensure that our electric toothbrush will achieve customer acceptance or that it will continue to be popular with consumers for any significant period of time. We also cannot ensure that new products will achieve an acceptable degree of market acceptance, or that if such acceptance is achieved, it will be maintained for any significant period of time. Our success is dependent upon our ability to develop, introduce and gain customer acceptance and their willingness to continue on a long-term basis to adapt their normal hygiene routine to using the Company’s electric toothbrush and to keep enticing new customers to transition from a manual toothbrush to an electric toothbrush. The failure of our product to achieve and sustain market acceptance could have a material adverse effect on our financial condition and results of operations.

We have a limited operating history.

We have a limited operating history with the current scale of our business, which makes it difficult to forecast our future results, particularly with respect to our own and third-party retail channels, which we have only recently developed. You should not rely on our past annual or quarterly results of operations as indicators of future performance. You should consider and evaluate our prospects in light of the risks and uncertainty frequently encountered by companies like ours. We may experience fluctuations in our quarterly results of operations due to seasonality and other factors, which could make sequential quarter to quarter comparison an unreliable indication of our performance.

Failure to attract new customers and subscribers, or retain existing customers and subscribers, or failure to do either in a cost-effective manner will harm our business.

Our success depends, in part, on our ability to attract new customers and retain existing subscribers in a cost-effective manner. Although we have historically experienced a high percentage of customers enroll in our brush head refill plan, where they are automatically charged and shipped a three-pack of replacement brush heads every six months, our customers may choose not to do so in the future or we may encounter difficulties during the technical processing of the renewal of credit card processing due to, for instance, the expiration or blocking of the applicable credit card. We have made, and we expect that we will continue to make, significant investments in attracting and retaining customers and subscribers through paid marketing efforts including digital advertising, podcast and streaming media campaigns, influencer collaborations, public relations initiatives, affiliate partnerships and special discount offers. Marketing campaigns can be expensive and may not result in the cost-effective acquisition or retention of customers and subscribers. Further, as our brand becomes more widely known, future marketing campaigns may not attract new or retain customers and subscribers at the same rate as past campaigns. If we are unable to attract new customers and subscribers, or retain existing customers and subscribers, our business will be harmed.

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We rely on social media and influencers.

We use third-party social media platforms as marketing tools, among other things. For example, we deliver brand and direct response creative throughout Facebook, Instagram, Google, YouTube, Tik Tok and Snapchat, as well as maintain our own Facebook, Instagram and Tik Tok accounts. We also maintain relationships with social media influencers and engage in sponsorship initiatives. As existing e-commerce and social media platforms continue to rapidly evolve and new platforms develop, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools or if the social media platforms we use do not evolve quickly enough for us to fully optimize such platforms, our ability to acquire new consumers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our network of social media influencers, our sponsors or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and operating results.

Our reliance on third-party contract manufacturers and inability to fully control them may harm our business.

Our products are produced by third-party contract manufacturers. We face the risk that these third-party contract manufacturers may not produce and deliver our products on a timely basis, or at all. These difficulties may include reductions in the availability of production capacity, errors in complying with product specifications and customer requirements, insufficient quality control, sharing competitively sensitive information with our competitors, failure to meet production deadlines, failure to achieve our product or packaging quality standards, inability to access new or quality materials, shipping mistakes, increases in costs of materials and manufacturing or other business interruptions. The ability of our manufacturers to effectively satisfy our production requirements could also be impacted by manufacturer financial difficulty or damage to their operations caused by fire, terrorist attack, natural disaster or other events. The failure of any manufacturer to perform to our expectations could result in supply shortages or delays for certain products and harm our business. If we experience significantly increased demand, or if we need to replace an existing manufacturer due to lack of performance, we may be unable to supplement or replace our manufacturing capacity on a timely basis or on terms that are acceptable to us, which may increase our costs, reduce our margins or harm our ability to deliver our products on time. For certain of our products, it may take a significant amount of time to identify and qualify a manufacturer that has the capability and resources to produce our products to our specifications in sufficient volume and satisfy our service and quality control standards.

The capacity of our manufacturers to produce our products is also dependent upon the availability of raw materials. Our manufacturers may not be able to obtain sufficient supply of raw materials, which could result in delays in deliveries of our products by our manufacturers or increased costs. Any shortage of raw materials or inability of a manufacturer to produce or ship our products in a timely manner, or at all, could impair our ability to ship orders of our products in a cost-efficient, timely manner and could cause us to miss the delivery requirements of our customers. As a result, we could experience cancellations of orders, refusals to accept deliveries or reductions in our prices and margins, any of which could harm our financial performance, reputation and results of operations. Moreover, third-party manufacturers of our products and components must comply with applicable regulatory requirements, which may require significant resources and subject our manufacturers to potential regulatory inspections, stoppages or enforcement actions. It is difficult for us to accurately and consistently monitor and control third-party manufacturer compliance with all application laws, rules and regulations. Additionally, we currently have third-party manufacturing partners located in Canada and China, where it is even more difficult for us to ensure compliance with all applicable domestic and foreign laws, rules and regulations. Our reliance on third-party manufacturers and inability to fully control any operational difficulties with our third-party manufacturers could have a material adverse effect on our business, financial condition and results of operations.

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We have contracts with our manufacturers who may breach these agreements, and we may not be able to enforce our rights under these agreements or may incur significant costs attempting to do so. As a result, we cannot predict with certainty our ability to obtain products in adequate quantities, of required quality and at acceptable prices from our suppliers and manufacturers in the future. Any one of these risks could harm our ability to deliver our products on time, or at all, damage our reputation and our relationships with our retail partners and customers or increase our product costs thereby reducing our margins.

Also, because most of our arrangements with our manufacturers are not exclusive, manufacturers could produce similar products for our competitors. Even when we have exclusivity arrangements, those manufacturers could choose to breach our agreements and work with our competitors and we may not become aware of such breaches or have remedies against the manufacturer for such breaches.

Manufacturing risks, including risks related to manufacturing in China, may adversely affect our ability to manufacture our products and could reduce our gross margin and our profitability.

We rely on third party manufacturers in China to manufacture our products. As a result, our business is subject to risks associated with doing business in China, including:

●	trade protection measures, such as tariff increases, import and export licensing and control requirements;
●	potentially negative consequences from changes in tax laws;
●	difficulties associated with the Chinese legal system, including increased costs and uncertainties associated with enforcing contractual obligations in China;
●	historically lower protection of intellectual property rights;
●	unexpected or unfavorable changes in regulatory requirements; and
●	changes and volatility in currency exchange rates.

Economic regulation, trade restrictions and increasing manufacturing costs in China could adversely impact our business and results of operations.

We contract with manufacturing facilities in China. For many years, the Chinese economy has experienced periods of rapid growth. An increase in the cost of labor or taxes on wages in China may lead to an increase in the cost of goods manufactured in China. Significant increases in wages or wage taxes paid by contract manufacturing facilities may increase the cost of goods manufactured in China which could have a material adverse effect on the Company’s profit margins and profitability. Additionally, government trade policies, including the imposition of tariffs, export restrictions, sanctions or other retaliatory measures could limit our ability to source materials and products from China at acceptable prices or at all. We do not currently have arrangements with contract manufacturers in other countries that may be acceptable substitutes. We cannot predict what actions may ultimately be taken with respect to tariffs, export controls, countermeasures or other trade measures between the U.S. and China or other countries and what products may be subject to such actions. To the extent such actions inhibit our transactions with contract manufacturing facilities and suppliers in China, our business may be materially adversely affected.

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The COVID-19 pandemic may negatively impact the manufacturing of our products by third-party manufacturers and the shipment of products to our fulfilment center in the United States.

The COVID-19 pandemic and the travel restrictions, quarantines and related public health measures and actions taken by governments and the private sector have adversely affected global economies and financial markets. The extent to which it may continue to impact our future results of operations and overall financial performance remains uncertain. The global macroeconomic effects of the pandemic may persist for an indefinite period of time, even though the initial waves of the pandemic have subsided.

We develop and manufacture products with third-party manufacturing partners located in China and Canada. The sourcing and purchase of raw materials is managed by the Company’s third-party manufacturing partners. Although to date we have not experienced any material interruptions or delays related to the manufacture of our products in China or Canada or moving our products from our manufacturers in China and Canada to our third-party fulfilment and logistics partner in Salt Lake City, Utah, there can be no assurance that we will not experience these impacts in the future. Such impacts if material and sustained would affect, among other things:

●	inventory shortages caused by longer lead-times and component shortages in the manufacturing of our products due to work restrictions related to COVID-19, disruption of international suppliers or adverse import/export conditions such as port congestion or local government orders;
●	disruptions of the operations of our third-party suppliers, which could impact our ability to purchase components at efficient prices and in sufficient amounts; and
●	our ability to meet consumer demand and delays in the delivery of our products to our customers, potentially negatively affecting our reputation and customer relationships.

Our failure or the failure of third-party service providers to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information, could damage our reputation and brand and substantially harm our business and operating results.

We collect, maintain, transmit and store data about our customers, employees, contractors, suppliers, vendors and others, including credit card information and personally identifiable information, as well as other confidential and proprietary information. We also employ third-party service providers that store, process and transmit certain proprietary, personal and confidential information on our behalf. We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit, encrypt, anonymize or pseudonymize certain confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction and personal data or other confidential and sensitive information from being breached or compromised.

Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to hack our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, ransom-ware, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our sites, networks and systems, or that we or our third-party service providers otherwise maintain, including payment card systems and human resources management platforms. We and our service providers may not anticipate, discover or prevent all types of attacks until after they have already been launched, and techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers. In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by persons with whom we have commercial relationships.

Breaches of our security measures or those of our third-party service providers or cyber security incidents could result in: (i) unauthorized access to our sites, networks and systems; (ii) unauthorized access to and misappropriation of personal information, including consumers’ and employees’ personally identifiable information, or other confidential or proprietary information of ourselves or third parties; (iii) limited or terminated access to certain payment methods or fines or higher transaction fees to use such methods; (iv) viruses, worms, spyware or other malware being served from our sites, networks or systems; (v) deletion or modification of content or the display of unauthorized content on our sites; (vi) interruption, disruption or malfunction of operations; (vii) costs relating to breach remediation, deployment or training of additional personnel and protection technologies, responses to governmental investigations and media inquiries and coverage; (vii) engagement of third-party experts and consultants; or (vii) litigation, regulatory action and other potential liabilities. If any of these breaches of security occur: (i) our reputation and brand could be damaged; (ii) our business may suffer; (iii) we could be required to expend significant capital and other resources to alleviate problems caused by such breaches; or (iv) we could be exposed to a risk of loss, litigation or regulatory action and possible liability. In addition, any party who is able to illicitly obtain a customer’s password could access that customer’s transaction data or personal information. Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data security and other laws, and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, financial condition and operating results. We may need to devote significant resources to protect against security breaches or to address problems caused by breaches, diverting resources from the growth and expansion of our business.

Global economy risk may negatively impact our business operations and our ability to raise capital.

The volatility of global capital markets over the past several years has generally made the raising of capital by equity or debt financing more difficult. We may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to raise equity or obtain loans and other credit facilities in the future and on favorable terms. If these levels of volatility persist or if there is a further economic slowdown, our operations, our ability to raise capital and the trading price of our Company’s securities could be adversely impacted.

8

Our success depends on management and key personnel.

Our success is currently largely dependent on the performance of our directors and officers, specifically our founder and CEO, Aneil Manhas. The loss of the services of any of these persons could have a materially adverse effect on our business and prospects. There is no assurance we can retain the services of our directors, officers or other qualified personnel required to operate our business. As our business activity grows, we will require additional key financial, operations, and marketing personnel as well as additional administrative staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If we are not successful in attracting, training and retaining qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on our operations and financial condition.

Claims and legal proceedings may harm our business and divert the attention of management.

From time to time in the ordinary course of our business, or otherwise, the Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition.

We may be subject to intellectual property claims that create uncertainty about ownership or use of technology essential to our business and divert our managerial and other resources.

Our success depends, in part, on our ability to operate without infringing the intellectual property rights of others. Third parties may, in the future, claim our current or future products, trademarks, technologies, business methods or processes infringe their intellectual property rights or challenge the validity of our intellectual property rights. We may be subject to patent infringement claims or other intellectual property infringement claims that would be costly to defend and could limit our ability to use certain critical technologies or business methods. We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions.

The defense and prosecution, if necessary, of intellectual property suits, interference proceedings and related legal and administrative proceedings can become very costly and may divert our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits or proceedings. An adverse determination of any litigation or defense proceedings could require us to pay substantial compensatory and exemplary damages, could restrain us from using critical technologies, business methods or processes, and could result in us losing or not gaining valuable intellectual property rights.

Furthermore, due to the voluminous amount of discovery frequently conducted in connection with intellectual property litigation, some of our confidential information could be disclosed to competitors during this type of litigation. In addition, public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation could be perceived negatively by investors and thus have an adverse effect on the trading price of our Common Stock.

9

Complying with requirements related to being a reporting company may be difficult, costly, divert the attention of management and harm our business.

Upon becoming a reporting issuer, the Company will be subject to reporting requirements under applicable securities law, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these requirements will increase legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on existing systems and resources. Among other things, the Company will be required to file annual and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm the Company’s business and results of operations. The Company may need to hire additional employees to comply with these requirements in the future, which would increase its costs and expenses.

Management of the Company expects that being a reporting issuer will make it more expensive to obtain and maintain directors’ and officers’ liability insurance, and the Company may in the future be required to accept reduced coverage or incur substantially higher costs to obtain or maintain adequate coverage. This factor could also make it more difficult for the Company to retain qualified directors and executive officers.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, rules of the Nasdaq Stock Market, are creating uncertainty for companies like ours and adding complexity to our corporate compliance regime. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and significant management time and attention. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain or maintain directors’ and officers’ liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. In certain instances, compliance requirements under certain rules of the Nasdaq Stock Market are more onerous than those under the Sarbanes-Oxley Act of 2002. For example, our board of directors is required to state that they have established internal financial controls to be followed by the Company and that such internal financial controls are adequate and were operating effectively.

If we fail to or are unable to implement and maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.

We are subject to reporting obligations under U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the Company’s internal control over financial reporting.

We recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by the SEC, the Nasdaq or other regulatory authorities. Any such action could adversely affect the accuracy and timeliness of our financial reporting.

10

We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor internal controls attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. We currently prepare our financial statements in accordance with IFRS as issued by the IASB, so we are unable to make use of the extended transition period. However, in the event that we convert to US GAAP (which we do not currently intend to do) while we remain an emerging growth company, we have irrevocably elected to opt out of such extended transition period.

As a result, our shareholders may not have access to certain information they may deem important. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of the following: (i) the last day of the first fiscal year in which our annual revenues were at least $1.07 billion; (ii) the last day of the fiscal year following the fifth anniversary of this offering; (iii) the date on which we have issued more than $1.0 billion of non-convertible debt securities over a three-year period; or (iv) the last day of the fiscal year during which we meet the following conditions: (i) the worldwide market value of our common equity securities held by non-affiliates as of our most recently completed second fiscal quarter is at least $700 million; (ii) we have been subject to U.S. public company reporting requirements for at least 12 months; or (iii) we have filed at least one annual report as a U.S. public company.

If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Emerging growth companies are exempt from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. An emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of any fiscal year for so long as either: (i) the market value of our shares of Common Stock held by non-affiliates does not equal or exceed $250 million as of the prior June 30th; or (ii) our annual revenues did not equal or exceed $100 million during such completed fiscal year. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

11

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of Common Stock is directly or indirectly held by residents of the United States on the date of determination, and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on such date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning at the end of the first fiscal year ending after such date, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to reconcile our financial information that is reported according to IFRS to U.S. GAAP and to report future results according to U.S. GAAP.

Because we are a corporation incorporated in British Columbia and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States.

We are a corporation incorporated under the laws of British Columbia with our principal place of business in Toronto, Canada. Some of our directors and officers and the auditors or other experts named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States; or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws.

Risks Related to the Company’s Securities

Because of the speculative nature of investment risk, you may lose your entire investment.

An investment in the Company’s securities carries a high degree of risk and should be considered as a speculative investment. The Company has no history of earnings, limited cash reserves, a limited operating history, has not paid dividends and is highly unlikely to pay dividends in the immediate or near future. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. An investment in the Company’s securities may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Our auditor has expressed substantial doubt about our ability to continue as a going concern. We may be unable to obtain additional capital on favorable terms.

As a result of recurring net losses and limited cash reserves, our independent auditor has included a going concern paragraph to its report on our financial statements for the fiscal years ended October 31, 2021, and January 31, 2021 due to the substantial doubt that exists in our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to raise additional capital and to achieve sustainable revenues and profitable operations. Since inception, we have raised funds primarily through the sale of equity securities and the issuance of debt. We will need and are currently seeking additional funds to operate our business and the recent volatility of global capital markets has made the raising of capital by equity and debt financing more difficult. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations or cause substantial dilution for our stockholders. If we are unable to obtain additional funds, our ability to carry out and implement our planned business objectives and strategies will be significantly delayed, limited or may not occur. We cannot guarantee that we will become profitable. Even if we achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may not be able to sustain or increase profitability and our failure to do so would adversely affect our business, including our ability to raise additional funds.

12

There is no existing market for our securities and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our securities. We cannot assure you that an active trading market for shares of our Common Stock will develop following this offering, or if it does develop, it may not be maintained. You may not be able to sell your shares of our Common Stock or the Warrants quickly or at the market price if trading in our securities is not active. The initial public offering price for the Units offered hereby will be determined by negotiations between us and the underwriter and may not be indicative of prices that will prevail in the trading market.

The price per Unit offered under this prospectus may not accurately reflect the value of your investment.

The offering price for shares of Common Stock and Warrants offered under this prospectus has been determined by negotiation among us and the underwriter. We cannot predict the price at which our shares of Common Stock or the Warrants will trade upon the closing of the offering.

Securities or industry analysts may not regularly publish reports on us which could cause the price of our securities or trading volumes to decline.

The trading market for our securities could be influenced by research and reports that industry and/or securities analysts may publish us, our business, the market or our competitors. We do not have any control over these analysts and cannot assure that such analysts will cover us or provide favorable coverage. If any of the analysts who may cover our business change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analysts who may cover our business were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our securities or trading volumes to decline.

Our publicly traded securities may experience price volatility.

The Company’s securities do not currently trade on any exchange or stock market and the Company has applied to list the Company’s securities on Nasdaq. Health and wellness companies have experienced substantial volatility in the past, often based on factors unrelated to the companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.

Other factors unrelated to our performance that may affect the price of the Company’s securities include the following: (i) the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow the Company; (ii) lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company’s securities; (iii) the size of our public float may limit the ability of some institutions to invest in the Company’s securities; and (iv) a substantial decline in the price of the Company’s securities that persists for a significant period of time could cause the Company’s securities, if listed on an exchange, to be delisted from such exchange further reducing market liquidity. As a result of any of these factors, the market price of the Company’s securities at any given point in time may not accurately reflect our long-term value. Class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The fact that no market currently exists for the Company’s securities may affect the pricing of the Company’s securities in the secondary market, the transparency and availability of trading prices and the liquidity of the Company’s securities. The market price of the Company’s securities is affected by many other variables which are not directly related to our success and are therefore not within our control. These include other developments that affect the market for all health and wellness sector securities, the breadth of the public market for our Company’s securities and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Company’s securities is expected to make the price of the Company’s securities volatile in the future, which may result in losses to investors.

13

Our investors may experience dilution upon investment in our securities.

Sales or issuances of equity securities could decrease the value of the Company’s securities, dilute shareholders’ voting power and reduce future potential earnings per share. We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into Common Stock) and may issue additional equity securities to finance our operations, acquisitions or other business projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Stock. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Company’s securities. With any additional sale or issuance of equity securities, including sales or issuances of equity securities in connection with this offering, investors will suffer dilution of their voting power and may experience dilution in our earnings per share. Moreover, to the extent outstanding options, Warrants or Additional Warrants are exercised, you will incur further dilution.

We have not and do not intend to declare or pay any dividends with respect to our Common Stock.

To date, the Company has not paid any dividends on its outstanding shares of Common Stock. Any decision to pay dividends on the shares of common stock of the Company will be made by the board of directors on the basis of the Company’s earnings, financial requirements and other conditions. See “Dividend Policy”.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use of our net proceeds from this offering and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We expect to use the net proceeds from this offering for execute our growth strategy, fund working capital and repay outstanding bridge loans. Our management might not be able to yield a significant return, if any, on any investment or use of these net proceeds. You will not have the opportunity to influence the decision on how to use the net proceeds from this offering.

There is no public market for our securities and there is no assurance that one to develop.

Prior to this offering, there has been no public market for shares of Common Stock or for the Warrants and there is no assurance such a market will develop. Without an active market, the liquidity of our shares of Common Stock and Warrants will be limited.

There is no assurance that the price of the shares of Common Stock will exceed the exercise price of the Warrants and the Warrants may therefore become worthless upon expiration.

The Warrants are exercisable for shares of Common Stock. The Warrants issued in this offering will be immediately exercisable and expire five years from issuance. The Warrants will have an initial exercise price equal to $4.16. If our Common Stock price does not exceed the exercise price of the Warrants during the period when the Warrants are exercisable, the Warrants may become worthless on expiration.

Since the Warrants are executory contracts, they may have no value in a bankruptcy or reorganization proceeding.

In the event a bankruptcy or reorganization proceeding is commenced by or against us, a bankruptcy court may hold that any unexercised Warrants are executory contracts that are subject to rejection by us with the approval of the bankruptcy court. As a result, holders of the Warrants may, even if we have sufficient funds, not be entitled to receive any consideration for their Warrants or may receive an amount less than they would be entitled to if they had exercised their Warrants prior to the commencement of any such bankruptcy or reorganization proceeding.

Holders of our Warrants will have no rights as a shareholder until they acquire shares of our Common Stock.

Until investors acquire shares of our Common Stock upon exercise of the Warrants offered in this offering, they will have no rights with respect to our Common Stock such as voting rights or the right to receive dividends. Upon exercise of such Warrants, holders will be entitled to exercise the rights of a shareholder only as to matters for which the record date occurs after the exercise date.

We may amend the terms of the Warrants in a way that may be adverse to holders with the approval by the holders of a majority of the then-outstanding Warrants.

The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision. All other modifications or amendments, including any amendment to increase the exercise price of the Warrants or shorten the exercise period of the warrants, shall require the written consent of the registered holders of a majority of the then-outstanding Warrants.

The Additional Warrants will not be listed on any securities exchange or other nationally recognized trading system.

We have not applied and we do not intend to apply to have the Additional Warrants issuable to Qualified Holders upon the occurrence of certain dilutive events listed on any securities exchange or other nationally recognized trading system. Therefore, there can be no assurance that there will be any active trading market for the Additional Warrants.

14

Capitalization

The following table sets forth our cash and capitalization, as of October 31, 2021:

●	on an actual basis; and

●	on a pro forma, as adjusted basis giving effect to: (i) the sale of 3,728,549 Units by us in this offering at the initial public offering price of $4.16 per Unit, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us; and (2) an amendment to warrants held by eight of the holders to change the exercise price from CAD$0.90 to a U.S.$0.69 which reduces the warrant derivative $264,664 and increases common stock by $64,664.

You should read the following table in conjunction with “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Actual	Pro Forma As Adjusted
Cash	$14,530	$8,594,530
Loan payable	$27,144	$27,144
Warrant derivative	1,582,977	2,101,308

Class A common shares	6,416,904	-
Class B common shares	6,860,005	-
Common stock	-	26,183,578
Reserves	400,936	400,936
Accumulated deficit	(17,621,043)	(17,621,043)
Total stockholders’ equity	(3,943,198)	$8,963,471
Total capitalization	$(2,333,077)	$11,091,923

The Warrants issued as part of this offering to Qualified and non-Qualified holders are classified as financial liabilities in the chart above and will be included in the warrant derivative line on the Company’s financial statements. The Warrants were valued at $782,995 using valuation techniques with the inputs determined as follows: (i) expected remaining life is determined using the information in the warrant terms: (ii) fair value of the underlying stock is determined based on the mid-point of this Unit offering and a calculated allocation of the selling price to Common Stock; (iii) volatility is estimated based on market data and industry assessment; (iv) risk-free interest rate is determined based on central bank rates for a similar period to the expected remaining life; and (v) dividend yield is estimated using the Company’s past performance and future expectations.

The number of shares of our Common Stock outstanding after this offering reflects (i) the conversion of all outstanding shares of our Class A shares and Class B shares at a conversion ratio of 1:1 into shares of Common Stock, (ii) a subsequent reverse stock split of 3.86:1, effective July 27, 2022 and (iii) the number of shares of Common Stock offered hereby as part of the Units, and excludes:

●	Any exercise by the underwriter of its over-allotment option;
●	Any exercise of the Underwriter’s Warrants;
●	Any share of Common Stock issuable upon exercise of a Warrant or an Additional Warrant;
●	Shares issuable in connection with the secured promissory notes issued in December 2021 and April 2022;
●	Any conversion of existing stock options, restricted stock units or warrants that are issued and outstanding prior to this offering; and
●	Shares of Common Stock issuable under our Stock Option Plan or the 2022 Incentive Plan.

15

Dividend Policy

Since inception, we have not declared or paid any dividends on our Common Stock. We do not have any current plans to pay any such dividends in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Because we do not anticipate paying any cash dividends on shares of Common Stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

The determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual and legal restrictions and other factors that the board of directors may deem relevant.

16

USE OF PROCEEDS

There will not be any proceeds from the distribution of the Common Stock by the Security Holders. All proceeds from the sale of the Common Stock will be paid directly to the selling security holders.

17

MANAGEMENT’s DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with our financial statements and the notes accompanying those statements included elsewhere in this prospectus.

We present our financial statements in United States dollars (U.S. dollars) and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including the risks and uncertainties described in the section titled “Risk Factors.” Our actual results may differ materially from those contained in the following discussion and analysis, as well as the section titled “Cautionary Note Regarding Forward-Looking Statements”.

Basis of Presentation

Our audited financial statements for the fiscal years ended October 31, 2021 (covering the nine-month period then ended) and January 31, 2021 have been prepared in accordance with IFRS and are presented in U.S. dollars. We manage our business based on one operating and reportable segment. Our presentation and functional currency is the U.S. dollar and all the amounts in this management’s discussion and analysis of financial condition and results of operations are in U.S. dollars unless otherwise indicated. Amounts shown as of and for the nine months ended October 31, 2020 have been included for comparison purposes, are unaudited. See “Results of Operations – October 31, 2021 compared to October 31, 2020”.

Non-IFRS Financial Measures

This discussion may refer to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS.

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Going Concern

As of and for the nine-month period ended October 31, 2021, the Company has recurring losses, a working capital deficit of $3,962,096 (January 31, 2021 – working capital of $159,943), an accumulated deficit totaling $17,621,043 (January 31, 2021 – accumulated deficit of $13,409,772) and negative cash flows used in operating activities of $671,169 (January 31, 2021 – negative cash flows used in operating activities of $4,052,350). The ability of the Company to carry out its business objectives is dependent on its ability to secure continued financial support from related parties, to obtain equity financing or to ultimately attain profitable operations in the future. The Company will need to raise additional capital during the next twelve months and beyond to support current operations and planned development. Whether and when the Company can attain profitability and positive cash flows is uncertain. While the Company has been successful in securing financing in the past, there is no assurance that we will be able to obtain financing in the future on terms acceptable to us.

Change in Fiscal Year

On March 16, 2022, the board of directors of the Company approved a change to the Company’s fiscal year end from January 31 to October 31, effective immediately so that the fiscal year following the fiscal year ended January 31, 2021 would be the fiscal year ending on October 31, 2021. Accordingly, the financial statements of the Company included elsewhere in this prospectus include audited financial statements as at and for the fiscal years ended October 31, 2021 (comprising the nine months from February 1, 2021 to October 31, 2021) and January 31, 2021 (comprising a full 12-month period).

To enable meaningful comparisons in the Company’s financial position, results of operations and cash flows, unaudited financial information as at and for the nine-months ended October 31, 2020 and for the 12 months ended January 31, 2020 are presented in this section.

Company Overview

The Company is on a mission to inspire confidence through brighter smiles and better oral health. Founded in 2018 by Chief Executive Officer Aneil Manhas, a former investment banker and private equity investor turned entrepreneur, we are an oral care company that is disrupting the space by reducing the barriers between consumers and access to premium oral care products because it is our belief that high-quality oral care products should be more accessible. We are an e-commerce business with a product portfolio that currently consists of a sonic-powered electric toothbrush kit and brush head refills. Through our website, consumers can purchase a Brüush starter kit (the “Brüush Kit”), which includes: (i) the Brüush electric toothbrush (the “Brüush Toothbrush”); (ii) three brush heads; (iii) a magnetic charging stand and USB power adapter; and (iv) a travel case. We also sell the brush heads separately which come in a three-pack (the “Brüush Refill”) and can be purchased on a subscription basis, where the customer will automatically receive a Brüush Refill every six months (the “Subscription”). We consider a Subscription to be active (an “Active Subscription”) until it is either cancelled by the customer or terminated due to payment failure (for example, a lost or expired credit card). Later this calendar year, we plan to expand our portfolio with the launch of several new subscription-based consumable oral care products, including toothpaste, mouthwash, dental floss, a whitening pen, as well as an electric toothbrush designed for kids.

Company Highlights

●	Revenues for the fiscal year (nine months) ended October 31, 2021 were $1,965,441, compared to $901,162 for the fiscal year (twelve months) ended January 31, 2021. The primary reason for the increase in revenues was a 67% increase in sales of Brüush Kits from $817,778 to $1,367,778, which is attributed to expanded marketing and customer acquisition efforts, as well as a 617% increase in sales of Brüush Refills from $83,384 to $597,663 as our Active Subscription base continued to grow. Since pricing remained relatively consistent between periods, the rise in revenues is primarily due to an increase in the number of Brüush Kit and Brüush Refill units sold.

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●	Gross profit for the fiscal year (nine months) ended October 31, 2021 was $987,198, compared to $609,967 for the fiscal year (twelve months) ended January 31, 2021. The primary reason for this rise was a 118% increase in revenues that was partially offset by a 236% increase in cost of goods sold. The cause of the higher increase in cost of goods sold in comparison to revenues was an increase in the proportion of sales earned from Brüush Refills, which have a lower gross margin than Brüush Kits. Brüush Refills represented 30% of revenues for the fiscal year (nine months) ended October 31, 2021 compared to 9% of revenues for the fiscal year (twelve months) ended January 31, 2021.

●	Total expenses for the fiscal year (nine months) ended October 31, 2021 were $5,156,462, compared to $8,970,609 for the fiscal year (twelve months) ended January 31, 2021. The primary reason for this decrease was a reduction in share-based compensation of $4,857,165 as no shares were issued for services rendered during fiscal year (nine months) ended October 31, 2021.

●	Net cash used in operating activities was $671,169 for the fiscal year (nine months) ended October 31, 2021, compared to $4,052,350 for the fiscal year (twelve months) ended January 31, 2021. The reduction in cash used for operating activities is primarily due to increased change in accounts payable and accruals of $3,057,343 compared to $31,999 in the year ended January 31, 2021 and a $402,130 decrease in inventory as compared to a $577,656 increase in the year ended January 31, 2021.

●	Net loss for the fiscal year (nine months) ended October 31, 2021 was $4,211,271, compared to a net loss of $8,890,431 for the fiscal year (twelve months) ended January 31, 2021. This improvement in net loss was primarily caused by an increase in the Company’s gross profit of $126,231, decrease in total expenses of $4,065,147 mainly due to a reduction in share-based compensation and decrease in loss on warrant derivate of $443,291.

●	Loss per share – Basic and Diluted was $0.28 for fiscal year (nine months) ended October 31, 2021, compared to $0.93 for the fiscal year (twelve months) ended January 31, 2021. This improvement reflected net loss recorded for the fiscal year (nine months) ended October 31, 2021 and the increased weighted average number of shares outstanding for the fiscal year (nine months) ended October 31, 2021.

Financial Operations Overview

Revenues

Revenues are comprised of sales of Brüush Kits and of Brüush Refills net of changes in the provision for payment discounts and product return allowances.

Cost of goods sold

Cost of goods sold consists of: (i) the costs of finished goods sold; and (ii) the freight expense of transporting the finished goods from the manufacturer to our third-party distribution facility in Salt Lake City, Utah.

Operating expenses

Operating expenses consist primarily of advertising and marketing expenses, salaries and wages, consulting services, professional fees, general office and administrative expenses, and shipping and delivery expense. We offer free regular shipping on all of our website orders. All of these expenses have increased year-over-year and are expected to keep rising as we continue to scale our brand building and customer acquisition efforts, as well as expand our operations to facilitate higher revenues.

Results of Operations – October 31, 2021 compared to October 31, 2020

The table below sets forth a summary of our results of operations for the fiscal year (nine months) ended October 31, 2021 and for the nine months ended October 31, 2020. The nine months ended October 31, 2021 constitutes our most recent fiscal year after the change in our fiscal year end from January 31 to October 31.

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	Nine Months Ended October 31,
	2021	2020
	(audited)	(unaudited)	Change	% Change

Revenues	$1,965,441	$315,541	$1,649,900	523
Cost of goods sold	978,243	120,958	857,285	709
Gross profit	$987,198	$194,583	$792,615	407
Gross margin	50%	62%

Revenues

Our revenues increased 523% for the fiscal year (nine months) ended October 31, 2021 to $1,965,441 from $315,541 for the nine months ended October 31, 2020. The primary reason for the increase in revenues was an increase in sales of Brüush Kits from $271,815 to $1,367,778, which is attributed to expanded marketing and customer acquisition efforts, as well as an increase in sales of Brüush Refills from $43,726 to $597,663 as our Active Subscription base continued to grow. During the fiscal year (nine months) ended October 31, 2021, the Company participated in multiple flash sales and influencer collaborations that featured product discounts, which resulted in the average selling price per Brüush Kit decreasing by approximately 10% when compared to the nine months ended October 31, 2020.

Cost of goods sold

Our cost of goods sold increased 709% to $978,243 for the fiscal year (nine months) ended October 31, 2021 from $120,958 for the nine months ended October 31, 2020. This increase was mainly due to a higher number of Brüush Kit sales.

Gross profit

We recorded gross profit of $987,198 and $194,583 for the nine months ended October 31, 2021 and October 31, 2020, respectively. Our gross margin declined to 50% for the nine months ended October 31, 2021 from 62% for the nine months ended October 31, 2020, reflecting our cost of goods sold increasing more than our revenues as described above. This was partly due to our participation in multiple flash sales and influencer collaborations that featured product discounts on Brüush Kits during the fiscal year (nine months) ended October 31, 2021 and caused a lower selling price per unit, resulting in an approximate 5% decrease in gross profit margin. The decline in gross profit is also due to the change in product mix, as a larger portion of revenue came from Brüush Refill units sold, which have a lower gross margin compared to Brüush Kits. The split between Brüush Kit and Brüush Refill sales was 70% and 30%, respectively during the fiscal year (nine months) ended October 31, 2021 compared to 86% and 14%, respectively during the nine months ended October 31, 2020, resulting in an approximate 7% decrease in gross profit margin.

Operating expenses

The following table sets forth our operating expenses for the nine months ended October 31, 2021 and October 31, 2020:

	Nine Months Ended October 31,
	2021	2020
	(audited)	(unaudited)	Change	% Change

Advertising and marketing	$2,806,260	$1,620,304	$1,185,956	73
Commission	26,339	5,151	21,188	411
Consulting	868,442	200,337	668,105	333
Amortization and depreciation expense	5,498	-	5,498	100
Interest and bank charges	60,183	13,969	46,214	331
Merchant fees	68,073	18,911	49,162	260
Office and administrative expenses	93,900	43,637	50,263	115
Professional fees	241,854	153,249	88,605	58
Salaries and wages	282,003	43,773	238,230	544
Share-based compensation	92,276	4,949,441	(4,857,165)	(98)
Shipping and delivery	511,567	93,456	418,111	447
Travel and entertainment	100,068	24,048	76,020	316
	$5,156,462	$7,166,276	$(2,009,814)	(28)

Outside of share-based compensation, our expenses have seen a substantial increase for the nine months ended October 31, 2021, as compared to the nine months ended October 31, 2020. Expenses such as shipping and delivery, advertising and marketing, consulting, professional fees and salaries and wages, which are the result of an increased spending on marketing and brand awareness initiatives, a more aggressive customer acquisition strategy and an expansion in operations due to the increase in revenues.

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Operating loss before other items

Our operating loss before other items was $4,169,264 for the nine months ended October 31, 2021 as compared to an operating loss before other items of $6,971,693 for the nine months ended October 31, 2020. Excluding share-based compensation our operating loss before other items would have been $4,076,988 and $2,022,252 for the nine months ended October 31, 2021 and October 31, 2020, respectively. The increase in operating loss before other items excluding share-based compensation is due to a reduction in the gross margins realized by the Company during the nine months ended October 31, 2021 in addition to an increase in overall operating expenses as the Company increased advertising and marketing efforts, engaged in a more aggressive customer acquisition strategy and increased operations to support higher sales volumes.

Other items

The following table sets forth our other income (loss) for the nine months ended October 31, 2021 and October 31, 2020:

	Nine Months Ended October 31,
	2021	2020
	(audited)	(unaudited)	Change	% Change

Government grant	$8,763	$14,139	$(5,376)	(38)
Foreign exchange	42,148	(46,670)	88,818	(190)
Loss on revaluation of warrant derivative	(92,918)	(548,886)	455,968	(83)
	$(42,007)	$(581,417)	$539,410	(93)

Our loss from other items was $42,007 for the nine months ended October 31, 2021 as compared to $581,417 for the nine months ended October 31, 2020. The improvement in other loss is due to the change in valuation of warrant derivatives, with the main driver of the increase in the fair value of the warrants from the time of issuance being the increase in the estimated stock price for the underlying shares. At the time of the issuance of the July/August 2020 warrants, the private placement of units was priced at CAD$0.60 per unit and the fair value allocated to the shares in the unit was CAD$0.48. At the time of issuance of the August/September 2020 warrants, the private placement of units was priced at CAD$1.80 per unit and the fair value allocated to the shares in the unit was CAD$1.46. We believe the increase in share price over a short period of time was caused by: i) a continuing improvement in general market sentiment as the S&P 500 was up almost 6 perfect month over month: (ii) increasing month-over-month revenues of 271% from $19,854 to $53,892; and (iii) investor perception of lower risk due to the Company being in a stronger capital position, as cash on hand increased by over $3 million.

The fair market value of the warrants was estimated using the Black-Scholes Option Pricing Model using the following assumptions:

	July / August 2020 warrants	August / September 2020 warrants	All warrants as of
	At issue		October 31, 2021
Fair value of underlying stock	CAD$0.48	CAD$1.46	CAD$1.46
Expected dividend yield	0%	0%	0%
Expected volatility	100%	100%	100%
Risk-free rate	0.15%	0.30%	1.11%
Expected remaining life (in years)	2.95	2.84	1.66
Fair value	$178,956	$774,894	$1,582,977

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The following table shows the evolution of the Company’s derivative warrant liability:

Balance, January 31, 2021	$1,490,059
Issued during the period	-
Change in fair value	92,918
Balance, October 31, 2021	$1,582,977

The change in the fair value of these derivative instruments of $92,918 is shown as a loss for the fiscal year ended October 31, 2021.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows from (used in) operating activities, investing activities and financing activities for the nine months ended October 31, 2021 and October 31, 2020:

	Nine Months Ended October 31,
	2021	2020
	(audited)	(unaudited)	Change	% Change

Net cash flows used in operating activities	$(671,169)	$(2,557,570)	$1,886,401	(74)
Net cash flows used in investing activities	(21,201)	(1,801)	(19,400)	1,077
Net cash flows from financing activities	14,253	4,567,542	(4,553,289)	(100)
	$(678,117)	$2,008,171	$(2,686,288)	(134)

Net cash from (used in) operating activities

Cash flows from (used in) operations, which is generally the net income or loss adjusted for non-cash items, such as amortization and depreciation and changes in non-cash working capital items, was an outflow of $(671,169) for the nine months ended October 31, 2021, as compared to an outflow of $(2,557,570) for the nine months ended October 31, 2020.

The main factors that contributed to the decrease in cash outflow from operations were: (i) the reduction of inventory on hand of $402,130 during the nine months ended October 31, 2021 compared to an increase of $200,145 during the nine months ended October 31, 2020, which both reflect changes in the ordinary course of business; (ii) an increase in accounts payable and accrued liabilities of $3,057,343 during the nine months ended October 31, 2021 versus a decrease of $2,235 during the nine months ended October 31, 2020; and (iii) a decrease in prepaid expenses and deposits of $36,795 during the nine months ended October 31, 2021 compared to an increase of $271,174 during the nine months ended October 31, 2020.

The Company closely monitors its inventory levels and develops forecasts by analyzing historical results and taking into consideration planned and upcoming marketing initiatives, as well as the overall marketing budget. Since the Subscription automatically sends the customer a Brüush Refill every six months and the churn rate on Active Subscriptions is less than 1% monthly, the Company believes it can forecast its sales of Brüush Refills for the following six-month period with a high degree of confidence. The production lead time for Brüush Refills is six weeks and for Brüush Kits is twelve weeks. Transit time of approximately four weeks is needed to ship the finished goods from our third-party manufacturing partner to our fulfillment center in Salt Lake City, Utah. To minimize freight costs, the Company generally tries to configure a purchase order to fit a 40-foot high-cube container. As such, the Company has historically had a very high level of inventory on hand relative to sales, but this ratio is expected to improve as revenues scale and inventory turns faster.

Net cash from (used in) investing activities

Cash from (used in) investing activities was $(21,201) for the nine months ended October 31, 2021 as compared to $(1,801) for the nine months ended October 31, 2020. During the fiscal year ended October 31, 2021, the outflow of cash was for the purchase of equipment and intangible assets, namely customer lists.

Net cash from (used in) financing activities

Cash provided by financing activities was $14,253 for the nine months ended October 31, 2021 as compared to $4,567,542 for the nine months ended October 31, 2020. The reduction in cash provided from financing activities is due to the Company completing equity financing rounds during the nine months ended October 31, 2020, whereas no financing rounds were completed in the nine months ended October 31, 2021.

As of October 31, 2021, the Company had a working capital deficit of $3,962,096, compared to a positive working capital of $1,498,660 as of October 31, 2020.

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Funding requirements

As of and for the nine-month period ended October 31, 2021, the Company has recurring losses, a working capital deficit of $3,962,096 (January 31, 2021 – working capital of $159,943), an accumulated deficit totaling $17,621,043 (January 31, 2021 – accumulated deficit of $13,409,772) and negative cash flows used in operating activities of $671,169 (January 31, 2021 – negative cash flows of $4,052,350). The ability of the Company to carry out its business objectives is dependent on its ability to raise additional capital during the next twelve months and beyond to support current operations and planned development. Whether and when the Company can attain profitability and positive cash flows is uncertain. While the Company has been successful in securing financing in the past, there is no assurance that financing will be available in the future on terms acceptable to the Company.

Off-balance asset arrangements

During the periods presented, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Results of Operations – January 31, 2021 compared to January 31, 2020

The table below sets forth a summary of our results of operations for the fiscal years ended January 31, 2021 and 2020:

	Twelve Months Ended January 31,
	2021	2020
	(audited)	(unaudited)	Change	% Change

Revenues	$901,162	$207,404	$693,758	334
Cost of goods sold	291,195	66,596	224,599	337
Gross profit	$609,967	$140,808	$469,159	333
Gross margin	68%	68%

Revenues

Our revenues increased 334% for the fiscal year ended January 31, 2021 to $901,162 from $207,404 for the fiscal year ended January 31, 2020. The primary reason for the increase in revenues was an increase in sales of Brüush Kits from $197,813 to $817,778, which is attributed to expanded marketing and customer acquisition efforts, as well as an increase in sales of Brüush Refills from $9,591 to $83,384 as our Active Subscription base continued to grow. During the fiscal year ended January 31, 2021, pricing remained relatively unchanged with only a slight increase in the average selling price per Brüush Kit when compared to fiscal year ended January 31, 2020.

Cost of goods sold

Our cost of goods sold increased 337% to $291,195 for the fiscal year ended January 31, 2021 from $66,596 for the fiscal year ended January 31, 2020. This increase was mainly due to a higher volume of Brüush Kit sales.

Gross profit

We recorded gross profit of $609,967 and $140,808 for the fiscal years ended January 31, 2021 and 2020, respectively. Our gross margin remained consistent at 68% for the fiscal years ended January 31, 2021 and January 31, 2020, reflecting our cost of goods sold increasing at the same rate as revenues. The product mix remained comparable year over year, as the split between Brüush Kit and Brüush Refill sales was 91% and 9%, respectively during the fiscal year ended January 31, 2021 compared to 95% and 5%, respectively during the fiscal year ended January 31, 2020.

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Operating Expenses

The following table sets forth our operating expenses for the fiscal years ended January 31, 2021 and 2020:

	Twelve Months Ended January 31,
	2021	2020
	(audited)	(unaudited)	Change	% Change

Advertising and marketing	$2,670,447	$841,944	$1,828,503	217
Commission	11,207	3,671	7,536	205
Consulting	556,864	371,152	185,712	50
Interest and bank charges	18,130	15,408	2,722	18
Merchant fees	39,180	12,333	26,847	218
Office and administrative expenses	75,194	54,709	20,485	37
Professional fees	222,870	51,455	171,415	333
Salaries and wages	93,460	-	93,460	100
Share-based compensation	4,949,441	52,409	4,897,032	9,344
Shipping and delivery	304,591	46,766	257,825	551
Travel and entertainment	29,225	68,340	(39,115)	(57)
	$8,970,609	$1,518,187	$7,452,422	491

Our operating expenses have seen a substantial increase for the fiscal year ended January 31, 2021, as compared to the fiscal year ended January 31, 2020. There has been an increase in every category of expenses, except for travel and entertainment, with this reduction reflecting the impact of the COVID-19 pandemic. The increase in shipping and delivery, advertising and marketing, consulting, professional fees, and salaries and wages are the result of a more aggressive customer acquisition strategy and an expansion in operations due to the increase in revenues.

Share-based compensation of $4,949,441 for the fiscal year ended January 31, 2021 included a total of $2,524,597 as the aggregate estimated fair value of 417,780 Class A shares issued on February 12, 2020 and of 1,963,566 Class A shares of the Company issued on June 24, 2020 to our Chief Executive Officer as nominal consideration for services rendered. Also included is a total of $1,997,611 as the estimated fair value of 1,870,232 Class B shares of the company issued on July 17, 2020 as nominal consideration to directors of the Company for services rendered. Share-based compensation also included $145,933 for the vesting of 157,781 stock options (out of a total of 309,498 options granted during the fiscal year ended January 31, 2021) on November 23, 2020.

Operating loss before other items

Our operating loss before other items was $8,360,642 for the fiscal year ended January 31, 2021 as compared to an operating loss before other items of $1,377,379 for the fiscal year ended January 31, 2020, excluding share-based compensation our operating loss before other items would have been $3,411,201 and $1,324,970 for the year ended January 31, 2021 and January 31, 2020, respectively. The increase in operating loss before other items excluding share-based compensation is due to a reduction in the gross margins realized by the Company during the fiscal year ended January 31, 2021, as well as an increase in overall operating expenses as the Company increased advertising and marketing efforts, invested in brand building initiatives and expanded operations to support a higher sales volume.

Other items

	Twelve Months Ended January 31,
	2021	2020
	(audited)	(unaudited)	Change	% Change

Government grant	$14,139	$-	$14,139	100
Foreign exchange	(7,719)	(1,481)	(6,238)	421
Loss on revaluation of warrant derivative	(536,209)	-	(536,209)	100
	$(529,789)	$(1,481)	$(528,308)	35,672

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On May 5, 2020, we received a loan in the amount of CAD$40,000 (approximately $28,506) under the Canada Emergency Business Account program. The loan is non-interest bearing and eligible for forgiveness of CAD$10,000 (approximately $7,127) of the principal amount if it is repaid on or before December 31, 2022. If the loan is not repaid by such date, the loan will bear interest at 5% per year and will be due on December 31, 2025. Government grant income of $14,139 reflects the difference between the face value of the loans and the fair value of the loan (as the loan was issued at below market rates) of $7,012 and $7,127, as we expect to repay the loan on or prior to December 31, 2022 and be eligible for the forgiveness of such amount of the principal of the loan. At January 31, 2021, the value of the loan was $17,580.

Foreign exchange loss represents losses resulting from the settlement of transactions denominated in currencies other than in U.S. dollars, the functional currency of the Company, and from the remeasurement of monetary items denominated in currencies other than U.S. dollars at year end exchange rates.

In July and August 2020, in connection with a private placement, we issued 1,033,495 warrants with an exercise price of CAD$0.90 exercisable 24 months from the from the time the Company completes a public offering of shares of its common stock in Canada or the United States (the “Liquidity Event”) Because the warrants have an exercise price denominated in a currency other than the Company’s functional currency, they are derivative financial instruments and measured at fair value at the end of each reporting period. The fair value of the warrants upon issuance was determined to be $178,956 at issue.

Additionally, in August and September 2020 in connection with a private placement, we issued 1,557,920 warrants with an exercise price of CAD$2.70 exercisable 24 months from the Liquidity Event. As the warrants have an exercise price denominated in a currency other than the Company’s functional currency, they are derivative financial instruments measured at fair value at the end of each reporting period. The fair value of the warrants upon issuance was determined to be $774,894.

The fair market value of the warrants was estimated using the Black-Scholes Option Pricing Model using the following assumptions:

	July / August 2020 warrants	August / September 2020 warrants	All warrants as of
	At issue		January 31, 2021
Expected dividend yield	0%	0%	0%
Expected volatility	100%	100%	100%
Risk-free rate	0.15%	0.30%	0.25%
Expected remaining life (in years)	2.95	2.84	2.41
Fair value	$178,956	$774,894	$1,490,059

The following table shows the evolution of the Company’s derivative warrant liability:

Balance, January 31, 2020	$-
Issued during the period	953,850
Change in fair value	536,209
Balance, January 31, 2021	$1,490,059

The change in the fair value of these derivative instruments of $536,209 is shown as an expense for the fiscal year ended January 31, 2021.

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Liquidity and Capital Resources

The following table sets forth a summary of our cash flows from (used in) operating activities, investing activities and financing activities for the fiscal years ended January 31, 2021 and 2020:

	Twelve Months Ended January 31,
	2021	2020
	(audited)	(unaudited)	Change	% Change

Net cash flows used in operating activities	$(4,052,350)	$(1,459,556)	$(2,592,794)	178
Net cash flows used in investing activities	(3,196)	-	(3,196)	100
Net cash flows from financing activities	4,567,542	1,578,236	2,989,306	189
	$511,996	$118,680	$393,316	331

Net cash from (used in) operating activities

Net cash used in operating activities, which is generally the net income or loss adjusted for non-cash items, such as depreciation and changes in non-cash working capital items, was an outflow of $(4,052,350) for the fiscal year ended January 31, 2021, compared to an outflow of $(1,459,556) for the fiscal year ended January 31, 2020. The main factors which contributed to decrease in cash outflow from operations were the net loss of $8,890,431 the fiscal year ended January 31, 2021, compared to a net loss of $1,378,860 for the fiscal year ended January 31, 2020, and changes in working capital, primarily in inventory and prepaid expenses and deposits.

Net cash used in investing activities

Net cash from (used in) investing activities was $(3,196) for the fiscal year ended January 31, 2021 and no cash from or used in investing activities for the fiscal year ended January 31, 2020. For the fiscal year ended January 31, 2021, the outflow of cash was for capital expenditures.

Net cash from financing activities

Net cash from financing activities was $4,567,542 for the fiscal year ended January 31, 2021, compared to $1,578,236 for the fiscal year ended January 31, 2020. This increase was due primarily to proceeds from the issuance of shares of $4,973,023 for the fiscal year ended January 31, 2021, compared to $1,354,158 of such proceeds in the fiscal year ended January 31, 2020, partially offset in fiscal year 2021 by repayment of loans of $433,987.

At January 31, 2021, the Company had working capital (current assets less current liabilities) of $159,943 compared to working capital of $84,956 at January 31, 2020.

Off-balance asset arrangements

During the periods presented, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

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Financial Instruments and Risk Management

Risk Management

In the normal course of our business, we are exposed to a number of financial risks that can affect our operating performance and financial condition. These risks, and the actions taken to manage them, are as noted below.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to any material interest rate risk.

Credit risk

Credit risk is the risk of loss associated with the counterparty’s inability to fulfill its payment obligations. For financial assets, this is typically the gross carrying amount, net of any amounts offset and any impairment losses.

The Company’s principal financial assets are cash and trade accounts receivable. The Company’s credit risk is primarily concentrated in its cash which is held with institutions with a high credit worthiness. Credit risk is not concentrated with any particular customer. The Company’s accounts receivable consists primarily of GST receivable. Trade receivables are generally insignificant.

At October 31, 2021, the Company’s maximum credit risk exposure is $175,577.

Foreign exchange risk

Foreign currency risk arises from fluctuations in foreign currencies versus the U.S. dollar that could adversely affect reported balances and transactions denominated in those currencies. As at October 31, 2021, a portion of the Company’s financial assets are held in Canadian dollars. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in U.S. dollars. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point in time. The Company is not exposed to any material foreign currency risk.

At October 31, 2021, the Company held the following assets denominated in Canadian dollars: Cash of CAD$388 and accounts and other receivables of CAD$127,432.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis.

Historically, the Company’s primary source of funding has been the issuance of equity securities for cash, primarily through the issuance of common shares. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s financial liabilities as at October 31, 2021:

	Within one year	Between one and five years	More than five years
Accounts payable and accrued expenses	$3,366,062	$-	$-
Loans payable	27,144	-	-
	$3,393,206	$-	$-

As of October 31, 2021, the Company had cash of $14,530 and current liabilities of $4,993,364, compared to $692,647 and $1,908,479, respectively, as of January 31, 2021. Appropriate going concern disclosures have been made in Notes to the financial statements. To address the negative working capital balance and any short-term cash shortfalls as of October 31, 2021, the Company closed a bridge loan on December 3, 2021 for $3,000,000 and a second bridge loan on April 28, 2022 for $1,650,000 to provide short term financing while the Company addresses longer term solutions to capital management. In connection with the December 2021 financing, the Company issued investors warrants containing a provision that allows the warrants to benefit from any more favorable terms in subsequent financings.

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Capital Management

In the management of capital, the Company includes components of shareholders’ equity. The Company aims to manage its capital resources to ensure financial strength and to maximize its financial flexibility by maintaining strong liquidity and by utilizing alternative sources of capital including equity, debt and bank loans or lines of credit to fund continued growth. The Company sets the amount of capital in proportion to risk and based on the availability of funding sources. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. Issuance of equity has been the primary source of capital to date. Additional debt and/or equity financing may be pursued in future as deemed appropriate to balance debt and equity. To maintain or adjust the capital structure, the Company may issue new shares, take on additional debt or sell assets to reduce debt.

Contractual Obligations

All of our contractual maturities for liabilities as at October 31, 2021 and January 31, 2021 are within one year, consisting of accounts payable and accrued expenses and loans payable.

Related Party Transactions

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

All related party transactions are in the normal course of operations. All amounts either due from or due to related parties other than specifically disclosed are non-interest bearing, unsecured and have no fixed terms of repayments.

a)	Related party transactions with directors, subsequent and former directors and companies and entities over which they have significant influence over:

	October 31, 2021	January 31, 2021
Director fees	$72,541	$54,585
Professional fees	$-	$55,625
Share-based compensation	$-	$1,997,611

b)	Key management compensation

	October 31, 2021	January 31, 2021
Consulting fees	$270,427	$206,507
Share-based compensation	$-	$2,527,596

c)	Accounts payable and accrued liabilities – As of October 31, 2021 $155,979 (January 31, 2021 - $2,740) due to related parties was included in accounts payable and accrued liabilities.

Critical Accounting Estimates and Judgments

The preparation of the Company’s Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if revision affects current and future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are prepared in accordance with the same accounting policies, critical estimates and methods described in the Company’s Financial Statements. The Company based its assumptions and estimates on parameters available when the Financial Statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Company. Such changes are reflected in the assumptions when they occur. See Note 3 of the Financial Statements for additional information.

Recent Accounting Pronouncements

None that specifically apply to the Company as evaluated by management.

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Business

Overview

The Company, incorporated under the Business Corporations Act of British Columbia on October 10, 2017 under the name “Bruush Oral Care Inc.”, is on a mission to inspire confidence through brighter smiles and better oral health. Founded in 2018 by Chief Executive Officer Aneil Manhas, a former investment banker and private equity investor turned entrepreneur, we are an oral care company that is disrupting the space by reducing the barriers between consumers and access to premium oral care products because it is our belief that high-quality oral care products should be more accessible. We are an e-commerce business with a product portfolio that currently consists of a sonic-powered electric toothbrush kit and brush head refills. Through our website, consumers can purchase a Brüush starter kit (the “Brüush Kit”), which includes: (i) the Brüush electric toothbrush (the “Brüush Toothbrush”); (ii) three brush heads; (iii) a magnetic charging stand and USB power adapter; and (iv) a travel case. We also sell the brush heads separately, which come in a three-pack (the “Brüush Refill”) and can be purchased on a subscription basis, where the customer will automatically receive a Brüush Refill every six months (the “Subscription”). We consider a Subscription to be active (an “Active Subscription”) until it is either cancelled by the customer or terminated due to payment failure (for example, a lost or expired credit card). Later this calendar year, we plan to expand our portfolio with the launch of several new subscription-based consumable oral care products, including toothpaste, mouthwash, dental floss, a whitening pen, as well as an electric toothbrush designed for kids.

The Opportunity

According to a study conducted by the Oral Health Foundation in 2019, people who use an electric toothbrush have healthier gums, less tooth decay and keep their teeth for longer compared with those who use a manual toothbrush. Electric toothbrushes can generate upwards of 30,000 brush strokes per minute (versus around 300 with a manual toothbrush) and create better oral care habits with features like a smart timer and multiple brush modes. However, despite the oral health benefits, most people still use a traditional manual toothbrush. According to an independent report by consumer marketing analysis firm Mintel, only 36 percent of adults say they use an electric/powered toothbrush. They are more popular among older age groups and people with higher incomes, as Mintel reports that half of people 55 years and older with an annual income of $75,000 or more prefer using an electric brush over a manual one.

The low adoption rate despite the clear oral care benefits shows that consumers, especially the younger generations, do not find the current electric toothbrush value propositions compelling enough to upgrade from a manual toothbrush for a number of reasons. First and foremost, electric toothbrushes are traditionally expensive, with the high-end models retailing for over $200. Furthermore, the buying experience for an electric toothbrush and replacement heads is annoying from the consumer perspective, as they are often locked up in cases within the aisle, which requires finding a store attendant to gain access and then figuring out what brush head is compatible with the consumer’s device. Historically, electric toothbrushes have not been aesthetically pleasing and consumers do not want the devices or charging stands cluttering their countertops.

Our Value Proposition

With such a glaring opportunity in the market, we have developed an electric toothbrush that makes upgrading to an electric brush appealing. The key tenets of our value proposition include:

(i)

Quality: Through our direct-to-consumer business model, we eliminate the “middleman” (i.e., the retailer such as a grocery/drug store) and believe that we offer consumers a high-quality electric toothbrush at a more affordable price than a comparable electric toothbrush from the competition. The Brüush Toothbrush is equipped with sonic technology that delivers over 31,000 brush strokes per minute and features that include: (i) six cleaning modes; (ii) a smart timer that pauses every 30 seconds to prompt the user to move the toothbrush to a different quadrant of their mouth and then shuts off after two minutes; (iii) a rechargeable battery that lasts an incredible four weeks on a single charge; and (iv) a custom-designed brush head that is equipped with extra soft DuPont™ Tynex® bristles.

(ii)	Design: In addition to being highly functional, we believe that the Brüush Toothbrush is one of the sleekest looking brushes on the market. Our goal was to develop a toothbrush that our consumers would be proud to showcase on their countertop. We paid significant attention to detail, not only to the aesthetics of the device itself, but also the packaging to facilitate a premium unboxing experience. The Brüush Toothbrush comes in three core colors – black, white and pink – as well as a variety of trend-driven seasonal colors that are introduced on a limited quantity basis.

(iii)	Convenience: A 2018 independent survey conducted by Electric Teeth indicated that over 40% of people do not change their toothbrush or the brush head at least once every three months as recommended by the American Dental Association, which could cause the bristles to become frayed or excess bacteria to develop on the brush head. To help consumers maintain good oral health by changing their brush head regularly, as well as eliminate the frustrating experience of purchasing replacement heads at the grocery/drug store, we give our customers the option to subscribe to a brush head refill program. The Subscription automatically sends a three-pack of brush heads every six months at a price that we believe is lower than comparable brush heads from competing brands. As an incentive to subscribe, we offer the consumer a discount on the Brüush Kit if they enroll in the Subscription at the time of purchase, but they have flexibility to cancel their Subscription at any time. Once the initial purchase of the Brüush Kit is made, the cost of the Subscription is in-line with what a consumer would pay to regularly replace their manual brush. Additionally, we send an email every two months to remind the subscriber that it is time to change their brush head. Overwhelmingly, almost 80% of our customers purchased a Brüush Kit with a Subscription and the churn rate so far has been very low, as only one percent of Active Subscriptions are cancelled on a monthly basis.

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Production and Distribution

The Company develops and manufactures products with third-party manufacturing partners located in Canada and China. The sourcing and purchase of raw materials is managed by the Company’s third-party manufacturing partners. Although the COVID-19 pandemic has caused global manufacturing challenges and supply chain disruption, particularly in Asia, to date we have not experienced any material interruptions or delays related to the manufacture of our products in China or Canada or moving our products from our manufacturers in China and Canada to our third-party fulfilment and logistics partner in Salt Lake City, Utah. Additionally, to management’s knowledge, there have been no recent significant availability problems or supply shortages for raw materials or supplies that could have a material adverse effect on our ability to meet the business objectives as set out in this prospectus.

We distribute our products through a third-party fulfilment and logistics partner based in Salt Lake City, Utah. We offer free regular shipping to our customers, which takes 2-5 business days depending on the geographical location, as well as express 2-day shipping for a $10 charge.

Sales Channels

We currently sell products in the United States and Canada. The size of the oral care market in North American is an estimated $12 billion, of which electric toothbrushes account for over $1 billion. Our market share is currently infinitesimal. As an e-commerce business, our website – www.bruush.com – accounts for the majority of our sales. We also sell through Amazon and have commercial agreements with some third-party retailers including Indigo, Harry Rosen, Macy’s and Urban Outfitters, who all sell our products on their websites under a drop-ship arrangement. We are not dependent on any one of these third-party commercial agreements.

The Company’s breakdown of sales between the United States and Canada is as follows:

	9-months ended October 31, 2021	12-months ended January 31, 2021	12-months ended January 31, 2020
United States of America	$1,238,259	$512,094	$95,091
Canada	727,182	389,068	112,313
	$1,965,441	$901,162	$207,404

Seasonality

Since the Brüush Kit makes a great gift, the holiday season (November and December) is a peak period for sales. Other than a spike during the holiday shopping period, the business does not face any seasonal fluctuations in terms of revenues throughout the year.

Customers

We focus our marketing efforts on recruiting consumers that are between 18 and 45 years of age and currently using a manual toothbrush and convincing them that there has never been a more compelling opportunity to upgrade to an electric brush. Currently, this age range is underpenetrated relative to baby boomers when it comes to using an electric toothbrush, but this is expected to shift due to an increased understanding around the importance of oral hygiene among younger people. This group also consists of the first digital generations when it comes to shopping, as recent research has indicated that 67 percent of millennials prefer purchasing online, with self-care driving their spending habits. Studies have also found that the millennial and Generation Z groups have further shifted their preference away from in-store shopping during the COVID-19 pandemic and that even as life returns to normal, issues such as long lines and crowds will remain deterrents, with both groups citing convenience and price comparison among the top benefits of online shopping.

Currently, we have over 28,000 Active Subscriptions in our program, with an estimated 70 percent of our customer base between 18 and 45 years old. So far, our value proposition is resonating strongly, as the consumer feedback has been incredibly positive. We have received over 3,000 organic reviews, with a remarkable 90 percent five-star rating. Furthermore, despite offering a 90-day no questions asked return policy, our return rate is less than one percent, which is extremely low for an e-commerce company in the consumer goods space. Our low churn rate on Active Subscriptions of only one percent cancelled monthly, is further proof that our subscribers are enjoying the product. As such, we see a big opportunity to leverage our loyal customers to generate incremental sales. As we prepare to launch new products, we will give exclusive offers to our existing subscriber base to encourage them to expand their Subscriptions to include Consumables.

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Competition

The electric toothbrush industry has traditionally been dominated by two major brands: (i) Philips Sonicare (owned by Dutch conglomerate Koninklijke Philips N.V.); and (ii) Oral-B (owned by American multinational consumer goods corporation Proctor & Gamble). In our view, these companies make high-quality products, but they can be expensive with their high-end models retailing for over $200. In North America, it is our belief that both Philips Sonicare and Oral-B primarily sell their products to the baby boomer generation through their brick-and-mortar retail networks, where the buying experience can be poor and there is a limited ability to lower prices. From a marketing standpoint, it seems that both companies rely on traditional initiatives, such as television ads and print media, with messaging that is targeted to an older demographic and may not resonate as well with the younger millennial and Generation Z groups.

In recent years, a number of competing brands have emerged, such as Burst, Goby, Moon and Quip. These companies usually offer electric toothbrushes at a lower price point than Philips Sonicare and Oral-B, but we feel that the product quality is inferior. Our value proposition is centered around offering an electric toothbrush that we believe is comparable to the high-end models of Philips Sonicare and Oral-B in terms of quality, but at the lower price point, which is more in-line with the emerging competition. Additionally, we are focused on: (i) distributing our products online versus through a brick-and-mortar retail network; (ii) offering our consumers the option to conveniently have their replacement brush heads shipped automatically to their door through our Subscription; and (iii) marketing to a younger demographic that is between 18 and 45 years of age through relevant channels such as social media.

Brand Strategy

Our brand strategy is focused on becoming the go-to oral care brand for the 18 to 45-year-old age group. The Company has helped differentiate itself from the competition by building a unique and human brand identity that resonates with the millennial and Generation Z cohorts. We have helped accomplish this by creating supercharged content that features bright colors and bold expressions and fits with our objective of shaking up the traditionally dull oral care category. We utilize this content across our website, paid media programs and social media channels. In addition to our campaign assets, we generate omni-channel content through customer excitement that has driven a steady stream of user-generated content and brand mentions.

The millennial and Generation Z demographic groups have a propensity to naturally and purposefully engage in social media to endorse the brands and products that they use and love. As such, we are very active on social media, where we aim to connect deeper with our target customer by building a community to drive brand engagement. We have primarily focused our social media efforts on Instagram, where we currently have over 28,000 followers. As part of our social media strategy, we have collaborated with over 200 on-brand influencers, mostly in an unpaid capacity. To facilitate these collaborations, we work both directly (outreach from the Company to the influencer) and with best-in-class influencer seeding tools to gift the Brüush Kit to influencers in exchange for a product review or authentic content (both static and video) that showcases our product in a genuine manner. We embed this content across our owned and operated social channels and in our customer outreach initiatives, repurposing it to our audience so they get direct product feedback from their peers. We also receive many inbound requests from micro-influencers, who want to collaborate with us to promote the Brüush Toothbrush. We continue to engage with our top performing influencers to turn them into a team of loyal brand ambassadors that we can leverage as we introduce new products to market.

Media exposure has also proven to be successful in terms of building the brand by way of creative pitching and tactical product seeding, often to existing relationships with commerce editors. In 2021, the Company received over 200 brand-elevating press placements, the majority of which were earned (unpaid), including coverage in Allure Magazine, New York Times, Vogue, Refinery29, The Wall Street Journal, Essence and Rolling Stone Magazine. Having these notable publications backlink our website not only improved search engine optimization, but also generated a rise in key performance indicators on our site for up to 48 hours after new placements. When we engage in paid placements, it is mainly focused in the affiliate channel, where we typically provide a small commission on sales that are generated by a publication covering our product. Even in this capacity, an editor typically chooses among several different electric toothbrushes, whereby the Brüush Toothbrush would need to be deemed the strongest before they would cover or advocate for our brand.

Partnership with Kevin Hart

On November 23, 2020, the Company announced that award-winning comedian and actor, Kevin Hart, had joined as a partner and celebrity endorser. With Kevin Hart’s authentic love for the product, wide demographic appeal and natural alignment with our brand, the partnership is aimed at shaking up the all-too-often humorless, ignorable oral care category by utilizing Mr. Hart’s talents in campaigns, content and social media.

Pursuant to the endorsement agreement between the Company and K. Hart Enterprises, Inc., the Company agreed to compensate K. Hart Enterprises through a combination of (i) cash payable in two installments of $750,000 for a total amount of $1,500,000; (ii) royalty payments of three percent based on gross revenues received by the Company during the term of the agreement from the sales of any Brüush products or subscriptions; and (iii) stock options to purchase 309,498 Class B common shares of the Company. Kevin Hart’s deliverables consist of a range of promotional activities including a production day to create comedic videos, appearances, media interviews and social ambassadorship of the Company to his 143 million Instagram followers. The initial two-year term of the endorsement agreement commenced on November 23, 2020 and ends on November 23, 2022, and may be extended for up to two additional years, if mutually agreed upon. This summary does not purport to be complete and is qualified in its entirety by the full text of the endorsement agreement.

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Growth Strategy

Our mission is to disrupt the oral care industry by reducing the barriers between consumers and access to premium oral care products. We currently have over 28,000 Active Subscriptions in our program and plan to grow by continuing to pursue the following key growth strategies:

Scale e-commerce sales

To ensure a steady build of awareness and conversion, the Company employs an active digital advertising strategy with a focus on delivering brand and direct response creative throughout Facebook, Instagram and Google, among other digital channels. With a focus on driving qualified traffic to the website and increasing conversion, this approach allows us to learn, optimize and evolve. We see significant opportunity to continue increasing overall demand and improving conversion at every touchpoint across our subscriber acquisition funnel and plan to test new paid social channels that we have already seen success in from an organic perspective, in addition to scaling other paid media channels such as radio and podcast. Additionally, we will continue to drive brand awareness through top-of-funnel social media campaigns, influencer collaborations, public relations initiatives and affiliate partnerships. We will keep differentiating from the competition and build a strong foundation that binds all brand activations.

Expand distribution channels

Although our focus is scaling our e-commerce business, we will also look to increase awareness by expanding into new distribution channels through partnerships with other millennial-focused brands, brick-and-mortar retailers (both in-store and online) and dental practices. The focus of any new partnership will be to reach new consumers without compromising our brand identity and maintaining the premium nature of our brand. Additionally, we currently sell our products in the United States and Canada, which are very competitive markets for oral care. We will evaluate expanding our sales to other less competitive countries in the future.

Introduce new products

Later this calendar year, the Company plans to launch a set of auxiliary oral care products including four consumable products (the “Consumables”): toothpaste, mouthwash, dental floss and a whitening pen, in addition to an electric toothbrush designed for kids. We have already finalized the formulas for each of the Consumables, as well as the form, type and artwork for the packaging. The last step before production of the Consumables is to await the results of stability and compatibility testing with the packaging and formula, which is expected to be completed this summer. Of the Consumables, only the toothpaste is subject to registration with the United States Food and Drug Administration (“FDA”). Mouthwash, dental floss and whitening pen are categorized as cosmetic products, which do not require FDA approval.

The introduction of the new oral care products provides an opportunity for us to continue to increase touch points through our retention funnel, deepen our relationship with our existing subscribers, increase our average order value and grow our monthly recurring revenue. We are currently evaluating additional products that we intend to launch in 2023 and beyond, as our long-term goal is to “own the bathroom”. All new products will be high quality and deliver a similar premium experience to the Brüush Toothbrush.

Grow the team

With team members in Toronto, Ontario and Vancouver, British Columbia, the Company has seven employees under contract, which does not include consultants or board members. We have a strong management team in place and will focus on growing the team as we scale the business.

Regulatory Environment

In the United States, powered toothbrushes, such as the Brüush Toothbrush and the new electric brush designed for kids that we will be releasing, are regulated as a Class I device by the FDA, Federal Trade Commission (“FTC”) and other regulatory authorities (regulation number: 872.6865 and product code: JEQ). The FDA has exempted almost all Class I devices (with the exception of reserved devices) from the premarket notification requirement. The Brüush Toothbrush falls under the exemption and therefore the Company is not required to submit a premarket notification application or obtain FDA clearance before marketing the product in the U.S., however, the Company is required to register its establishment with the FDA. The Company’s annual renewal for the medical device establishment has been successfully completed for 2022 (registration number: 3014925406 and owner operator number: 10058820).

Of the Consumables that we will be launching later this year, only the toothpaste is subject to registration with the FDA. Mouthwash, dental floss and the whitening pen are all categorized as cosmetic products, which do not require FDA authorization. Our toothpaste will be classified as an over-the-counter (“OTC”) drug product, which is subject to the FDA OTC drug regulatory requirements due to the inclusion of sodium fluoride as an active ingredient. Third-party manufacturing facilities for OTC drug products must comply with the FDA’s drug Good Manufacturing Practices (GMPs) that require them to maintain, among other things, good manufacturing processes, including stringent vendor qualifications, ingredient identification, manufacturing controls and record keeping. The third-party manufacturer of our toothpaste located in Canada is registered with the FDA and in full compliance with the FDA’s GMPs, as they already produce a range of OTC toothpastes that are currently selling in the United States.

As an OTC drug product, our toothpaste will be permitted to be produced and marketed without prior approval from FDA, but it must comply with the monograph for OTC anticaries drug products, which regulate its formulation, packaging and indications by establishing acceptable active ingredients, labelling requirements and product claims that are generally recognized as safe and effective. If our toothpaste is not in compliance with the applicable FDA monograph for OTC anticaries drug products, we may be required to stop making claims or stop selling the product until we are able to obtain the requisite FDA approvals. Based on separate assessments conducted by our team, manufacturing partner in Canada and third-party regulatory advisors, we are confident that our toothpaste will comply with FDA OTC drug regulatory requirements.

In Canada, electronic toothbrushes are a Class II device and require ISO 13485:2016 with Medical Device Single Audit Program (MDSAP) certification through a recognized registrar, in addition to a Medical Device License application. To facilitate the possibility of Canadian-based warehousing and fulfilment, we are currently working towards ISO 13485:2016 certification and expect to obtain it, as well as receive the Medical Device License, this year. For Canada, our toothpaste will require a Natural Product Number (“NPN”) and bilingual packaging. Getting an NPN requires pre-market approval from Health Canada, which can take at least 60 days from the submission date. We do not anticipate any issues receiving Health Canada approval, since the formula and the OTC ingredients are in the prescribed levels in the monograph and all packaging will follow Canadian labelling, requirements. Additionally, the third-party manufacturer of our toothpaste is located in Canada, registered with Health Canada, and already produces a range of OTC toothpastes that are currently selling in the Canadian market.

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Intellectual Property

The Company has a registered United States design patent for the ornamental and industrial design for the manufacture of The Brüush Toothbrush, which expires on November 19, 2034. We also have a similar industrial design registration for The Brüush Toothbrush in Canada that expires on December 13, 2028. We do not intend to file any new patents as it relates to the new products that we will be launching later this year. Additionally, the Company retains trademarks in the United States, Canada, Australia, United Kingdom and the European Union for our name and symbol “BRÜUSH”.

Legal Proceedings

We may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

There are no material proceedings to which any director or officer is a party that is adverse to the Company or has a material interest adverse to the Company. We do not believe that any lawsuit filed to date is material or would have a material adverse impact on our Company. No director or executive officer has been a director or executive officer of any business which has filed a bankruptcy petition or had a bankruptcy petition filed against it during the past ten years. No current director or executive officer has been convicted of a criminal offense or is the subject of a pending criminal proceeding during the past ten years. No current director or executive officer has been the subject of any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities during the past ten years. No current director or officer has been found by a court to have violated a federal or state securities or commodities law during the past ten years.

Corporate Information

The Company’s principal office is located at 128 West Hastings Street, Unit 210, Vancouver, BC V6B 1G8. Our telephone number is (844) 427-8774 and website address is www.bruush.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our securities.

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Management

The following table sets forth certain information regarding our directors and executive officers as of the date of this prospectus:

Name	Age	Position
Executive Officers
Aneil Manhas	38	Chief Executive Officer and Chairman
Matthew Kavanagh	38	Chief Financial Officer
Alan MacNevin	46	Chief Operating Officer

Non-Executive Directors
Kia Besharat	39	Director
Dr. Robert Ward	38	Director
Brett Yormark	55	Director

Executive Officers

Aneil Manhas, Chief Executive Officer and Chairman

Aneil Manhas, the founder of the Company, has served as Chief Executive Officer since inception in 2018. Mr. Manhas has a career spanning over 15 years working in the financial services industry and in CEO positions of his previous companies.

Recently, he was CEO of Surface 604 from 2015 until 2019, an electric bike company that he founded and grew to be one of North America’s leading e-bike brands. During the same period, he was also President and CEO of GVA Brands / Rosso Sports from 2014 until 2019, a company he purchased and transformed into Canada’s leader in entry-level powersports.

Mr. Manhas previously worked at Credit Suisse in Los Angeles, California for two years as an Investment Banking Analyst before joining Onex Corporation in Toronto, Ontario as a member of the investment team for five years, evaluating and executing large private equity transactions across multiple industries.

Aneil holds an Honors Business Administration (HBA) from the Richard Ivey School of Business at the University of Western Ontario.

Matthew Kavanagh, Chief Financial Officer

Matthew Kavanagh joined the Company in February 2022 as Chief Financial Officer to direct and oversee the Company’s finance department. Mr. Kavanagh has over 15 years of experience in a variety of leadership, managerial, financial, accounting, regulatory compliance, assurance, tax and advisory areas.

From 2017 to 2021, prior to joining the Company, Mr. Kavanagh was Vice President of Finance for Zenabis Global Inc., where he established the finance department from the ground up to manage all accounting, inventory costing, finance, reporting, budgeting, tax and payroll functions. Mr. Kavanagh led the finance department though the reverse take-over of Bevo Agro Inc. (TSX-V: BEVO) and subsequent up listing from the TSX Venture Exchange to the Toronto Stock Exchange (TSX: ZENA).

Prior to Zenabis, Mr. Kavanagh was an Assurance and Advisory Manager at Deloitte LLP in Vancouver, British Columbia and BDO USA, LLP in Madison, Wisconsin from 2014 to 2017, and previously, was a Senior Accountant in Madison, Wisconsin from 2011 to 2014.

Mr. Kavanagh holds both a Bachelor of Accounting and Financial Management, as well as a Master of Accounting from the University of Waterloo.

Alan MacNevin, Chief Operating Officer

Alan MacNevin joined the Company in June 2022 as Chief Operating Officer and leads the Company across all aspects of operations, driving strategic growth by directing and overseeing the scale of digital commerce, execution of strategic partnerships, launch of new products and expansion into new geographical markets. Mr. MacNevin has over 20 years of experience in executive-level positions managing large teams globally, while leading the growth at start-up e-commerce and subscription-based businesses and building them into category leaders.

Mr. MacNevin joins the Company from Rakuten Kobo, where over the past ten years he has held various executive positions including Chief Revenue Officer (2014-2015), Chief Marketing Officer (2015-2019), and most recently, Chief Operating Officer (2019-2022), where he managed the day-to-day global operations of the company. Driving growth, profitability and international expansion, Mr. MacNevin played a key role in Kobo’s emergence as a dominant player in the eReading industry.

Prior to joining Rakuten Kobo, Mr. MacNevin was a member of the executive team at Sirius Satellite Radio for six years from 2005 to 2011. At Sirius, Mr. MacNevin led the subscriber management team as the company grew from inception to over two million subscribers before it merged with XM Canada in 2011. Mr. MacNevin has also held senior marketing and operational roles at the Canadian Broadcasting Company, Chapters-Indigo Online and Bell Mobility.

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Non-Executive Directors

Kia Besharat, Director

Kia Besharat has over 15 years of extensive founder, private equity, investment banking and directorship experience. As Senior Managing Director and Head of Capital Markets Origination at Gravitas Securities Inc., Mr. Besharat leads the advisory, restructuring, corporate finance and mergers and acquisitions mandates across the firm’s platform with a recent focus on the following industry groups: consumer/retail, natural resources, internet/new media, technology and healthcare.

Since joining the firm in 2016, he has played a pivotal role in establishing Gravitas Securities Inc. as one of the top independent investment banks in Canada. At Gravitas Securities Inc., his transactions have totaled more than $1 billion and in aggregate of more than $4 billion over the span of his career. Since 2020, Mr. Besharat has been a founder and Director of EMERGE Commerce Ltd. (TSXV: ECOM), a disciplined, diversified, rapidly growing acquirer and operator of direct-to-consumer e-commerce brands across North America. He has also been a founder and Director of Mednow Inc. (TSXV: MNOW) since 2020, a healthcare technology company offering virtual access with exceptional care. as well as a Director of Gravitas II Capital Corp. (TSXV: GII.P).

Mr. Besharat holds a Bachelor of Arts in Economics from McGill University, as well as a Master of Science degree (specializing in Finance and Investment) from the University of Edinburgh.

Dr. Robert Ward, Director

Dr. Robert Ward is a Certified Specialist in Orthodontics licensed in the provinces of Manitoba and Alberta, where he maintains a private practice. He is also the CEO of XerosGuard, a company that he founded in 2018 and offers dentists a revolutionary product that maintains intra-oral isolation and moisture control while a patient occludes their teeth.

Previously, from 2016-2019, Dr. Ward’s ownership group successfully acquired and green-fielded 11 dental and orthodontic offices in Central Canada and proceeded to have a successful exit in the summer of 2019. This sale is widely believed to be one of the largest transactions in the space in Canadian history. Dr. Ward is passionate about innovative, cutting-edge techniques and technologies to provide the highest level of care to patients. This keen interest has led to his involvement in several intellectual property-focused dental start-up businesses and he currently holds three dental-related patents in the United States.

Dr. Ward attended the University of Manitoba and holds a Bachelor of Science (Biology), Bachelor of Science (Dentistry), Doctor of Medicine in Dentistry and Master of Science in Orthodontics. Dr. Ward is involved with several continuing education and professional organizations, including the Canadian Association of Orthodontists and American Association of Orthodontists. He also maintains a part-time professor position in the College of Dentistry at University of Manitoba in Orthodontics.

Brett Yormark, Director

In June 2022, Brett Yormark was named the Big 12 Conference’s fifth Commissioner. Previously, since 2019, Mr. Yormark served as the COO of Roc Nation and Co-CEO of Roc Nation Unified. Roc Nation, founded in 2008 by JAY-Z, is a full-service entertainment company supporting a diverse roster of talent through artist management, music publishing, touring, production, strategic brand development and more. The client list includes some of the world’s most recognizable names in the entertainment and sports worlds.

Prior to Roc Nation, Mr. Yormark spent 14 years as President and CEO of Brooklyn Sports & Entertainment (BSE) Global, which manages and controls Barclays Center, the Brooklyn Nets and the Nets’ NBA G League team, the Long Island Nets. During his tenure, he also expanded BSE’s venue footprint by leading the renovation, reopening and subsequent operation of NYCB LIVE, home of the Nassau Veterans Memorial Coliseum on Long Island and Manhattan’s iconic Webster Hall. While at BSE Global, Mr. Yormark had oversight for all facets of Barclays Center and NYCB LIVE, including operations, event programming, sales and marketing.

Prior to BSE Global, Mr. Yormark worked for NASCAR for six years, where he helped build the stock-car racing company into a major sports property. Mr. Yormark was named the maximum three times to the “Forty Under 40” list by Sports Business Journal and was selected twice to the “40 Under 40” list by Crain’s New York Business. He is also on the board of the City Parks Foundation, the TJ Martell Foundation and NYC & Company.

Corporate Governance

Director Independence

The board of directors has reviewed the independence of directors based on Nasdaq listing standards. Based on this review, the board of directors has determined that Kia Besharat, Dr. Robert Ward and Brett Yormark are independent within the meaning of the Nasdaq rules. In making this determination, our board of directors considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence. As required under applicable Nasdaq rules, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.

Committees of the Board of Directors

The board of directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. The members of the Audit Committee will be Kia Besharat (Chairman), Dr. Robert Ward and Brett Yormark. The Nominating and Corporate Governance Committee will be Kia Besharat (Chairman) and Dr. Robert Ward. The Compensation Committee will be Kia Besharat (Chairman) and Dr. Robert Ward. Each of the directors on the Audit Committee has been determined by our board of directors to be independent.

Audit Committee

The Audit Committee is governed by a written charter, which is approved and annually adopted by the board of directors. The board of directors has determined that the members of the Audit Committee meet the applicable independence requirements of the SEC and the Nasdaq Stock Market, that all members of the Audit Committee fulfill the requirement of being financially literate and that Kia Besharat is an Audit Committee financial expert as defined under current SEC regulations.

The Audit Committee is appointed by the board of directors and is responsible for, among other matters, overseeing the:

●	integrity of the Company’s financial statements, including its system of internal controls;

●	Company’s compliance with legal and regulatory requirements;

●	independent auditor’s qualifications and independence;

●	retention, setting of compensation for, termination and evaluation of the activities of the Company’s independent auditors, subject to any required shareholder approval; and

●	performance of the Company’s independent audit function and independent auditors.

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Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is appointed by the board of directors and is responsible for, among other matters:

●	reviewing the structure, size and composition of board of directors and making recommendations to the board of directors with regard to any adjustments that are deemed necessary;

●	identifying candidates for the approval of the board of directors to fill vacancies on the board as and when they arise as well as developing plans for succession, in particular, of the chairman and executive officers;

●	overseeing the annual evaluation of the board of directors of its performance and the performance of other board committees;

●	retaining, setting compensation and retentions terms for and terminating any search firm to be used to identify candidates; and

●	developing and recommending to the board of directors for adoption a set of Corporate Governance Guidelines applicable to the Company and to periodically review the same.

Compensation Committee

The Compensation Committee is appointed by the board of directors and is responsible for, among other matters:

●	establishing and periodically reviewing the Company’s compensation programs;

●	reviewing the performance of directors, officers and employees of the Company who are eligible for awards and benefits under any plan or program and adjust compensation arrangements as appropriate based on performance;

●	reviewing and monitoring management development and succession plans and activities;

●	reporting on compensation arrangements and incentive grants to the board of directors;

●	retaining, setting compensation and retention terms for, and terminating any consultants, legal counsel or other advisors that the Compensation Committee determines to employ to assist it in the performance of its duties; and

●	preparing any Compensation Committee report included in our annual proxy statement.

Risk Oversight

Our board of directors oversees a company-wide approach to risk management. Our board of directors determines the appropriate risk level for us generally, assess the specific risks faced by us and review the steps taken by management to manage those risks. While our board of directors will have ultimate oversight responsibility for the risk management process, its committees will oversee risk in certain specified areas.

Specifically, our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our audit committee oversees management of enterprise risks and financial risks, as well as potential conflicts of interests. Our board of directors is responsible for overseeing the management of risks associated with the independence of our board of directors.

Code of Business Conduct and Ethics

Our board of directors adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees. A copy of this code is available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions.

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Family Relationships

There are no family relationships among our directors and/or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K that are material to an evaluation of the ability or integrity of any director or executive officer of the Company.

Equity Compensation Plan

On June 30, 2022, our board of directors approved an Omnibus Securities and Incentive Plan effective June 29, 2022, replacing the Stock Option Plan previously approved on August 6, 2021. We plan to grant awards under this new plan, See “Executive and Director Compensation – Stock Option and Other Incentive Plans” for a description of the 2022 plan.

Board Diversity

While we do not have a formal policy on diversity, our board of directors considers diversity to include the skill set, background, reputation, type and length of business experience of our board members as well as a particular nominee’s contributions to that mix. Our board of directors believes that diversity promotes a variety of ideas, judgments and considerations to the benefit of our Company and shareholders.

On August 6, 2021, the Securities and Exchange Commission approved a proposed rule from Nasdaq on diversity of boards of directors of companies listed on Nasdaq. Under the rule as approved, “foreign private issuers” can meet the diversity requirement with either two female directors or one female director and one director who is an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in its home country or LGBTQ+. Companies with five or fewer directors can meet the requirement by having at least one director who meets the definition of “diverse” under the new rule. The requirements will become effective from August 7, 2023.

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Executive and Director Compensation

The following information is related to the compensation paid, distributed or accrued by us for the fiscal years ended October 31, 2021 and January 31, 2021 for our Chief Executive Officer (principal executive officer) serving during the year ended October 31, 2021 and the other most highly compensated executive officer serving at January 31, 2021 whose total compensation exceeded $100,000 (the “Named Executive Officers”).

Summary Compensation Table

Compensation

The following table sets out the compensation paid to the individuals in U.S. dollars who were Named Executive Officers during the years ended October 31, 2021 and January 31, 2021.

Name and Principal Position	Year ended	(Salary $)	(Stock-based compensation $)	(Total $)
Aneil Manhas, Chief Executive Officer (1)	October 31, 2021	$121,124		$121,124
	January 31, 2021	$200,717	$2,527,596	$2,728,313
Matthew Kavanagh, Chief Financial Officer (2)	October 31, 2021
	January 31, 2021
Alan MacNevin, Chief Operating Officer (3)	October 31, 2021
	January 31, 2021

(1) Mr. Manhas has served as Chief Executive Officer of the Company since inception in 2018. Pursuant to his employment agreement with the Company dated July 28, 2022, his compensation includes: (i) an annual salary of $400,000; and (ii) an annual cash bonus equal to the higher of an amount determined by the board of directors or 1.5% of the Company’s total gross revenues for the Company’s fiscal year ending October 31st of each year. If Mr. Manhas is terminated without cause, the Company must pay him a severance, in a lump sum upon termination or as and when normal payroll payments are made, in the amount of equal to two years of his then annual salary and the prior year’s cash bonus and retain the benefits as set forth in the Mr. Manhas’ employment agreement for the balance of the term and all outstanding compensation owing as of the termination date.

(2) Mr. Kavanagh became the Chief Financial Officer of the Company starting on February 22, 2022. His compensation includes an annual salary of CAD$200,000 and stock options to acquire 150,000 Class B common shares at a strike price of CAD$1.80 per share. The stock options will vest annually in equal increments of 37,500 Class B common shares per year over a four-year term. The Company may at any time terminate Mr. Kavanagh without just cause. If Mr. Kavanagh is terminated without cause, the Company must pay him a lump sum amount equal to one month of his then annual salary. Mr. Kavanagh’s employment agreement also includes a Change of Control provision, whereby a change of control means: (i) the occurrence of or combination of, a sale of shares, amalgamation, merger or other consolidation of the Company to which the beneficial shareholders of the Company prior thereto do not retain more than 50% of the beneficial ownership; (ii) a sale, lease or disposition of all or substantially all of the assets of the company; and (iii) for greater certainty an initial public offering on a stock exchange shall not be deemed to constitute a change of control. If Mr. Kavanagh is terminated without cause 60 days preceding or 90 days following a change in control, Mr. Kavanagh will be entitled to an amount equal to 25% of his then annual salary. If within 90 days following a change in control, good reason exists (good reason shall mean, unless consented to in writing by Mr. Kavanagh, a material reduction in title, position or responsibilities, or any material reduction in salary), Mr. Kavanagh shall be entitled to terminate employment by giving the Company one month written notice and will be entitled to an amount equal to 25% of his then annual salary.

(3) Mr. MacNevin became the Chief Operating Officer of the Company starting on June 6, 2022. His compensation includes an annual salary of CAD$250,000 and stock options to acquire 300,000 Class B common shares at a strike price of CAD$1.80 per share. The stock options will vest annually in equal increments of 75,000 Class B common shares per year over a four-year term. The Company may at any time terminate Mr. MacNevin without just cause. If Mr. MacNevin is terminated without cause in the first year of employment, the Company must pay him a lump sum amount equal to two months of his then annual salary. One month of Mr. MacNevin’s annual salary will be added for each full calendar year he has been working at Company up to a maximum lump sum payment of 12 months of then annual salary.

The compensation set out above is based on current conditions in the Company’s industry and on the associated approximate allocation of time for the Named Executive Officers listed above and is subject in future to adjustments based on changing market conditions and corresponding changes to required time commitments. Following the Listing, the Company will review its compensation policies and may adjust them if warranted by factors such as market conditions.

Stock Options and Other Incentive Plans

On June 30, 2022, our board of directors approved the 2022 Omnibus Securities and Incentive Plan (the “2022 Incentive Plan”) effective June 29, 2022, replacing the Stock Option Plan previously approved on August 6, 2021.

The 2022 Incentive Plan was implemented for the purpose granting incentive share options, non-qualified share options, restricted share awards, restricted share unit awards, share appreciation rights, unrestricted share awards (collectively, “Awards”) to incentivize our directors, employees and consultants and the directors, employees and consultants of our subsidiary companies.

The board of directors may grant Awards from time to time under the 2022 Incentive Plan to one or more employees, directors or consultants that the Company determines to be eligible for participation in the 2022 Incentive Plan, as the board may determine at its discretion, subject to an aggregate number of shares of Common Stock that may be issued under the 2022 Incentive Plan limited to 20% of the overall outstanding shares of the Company.

Class of Share: An Award granted under the 2022 Incentive Plan entitles the option holder, subject to the satisfaction, waiver or acceleration of specific exercise conditions, to subscribe for shares of Common Stock.

Adjustment of Award: In the event there is any variation in our share capital that affects the value of the options, adjustments to the number and purchase price of shares subject to each Award in accordance with the plan. Any adjustment to an incentive share option shall comply with the requirements of Section 424(a) of the Code and any adjustment to a non-qualified share option shall comply with the requirements of Section 409A of the Code.

Transferability: No Award under the 2022 Incentive Plan may be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of by the holder (other than in the case of an assignment to personal representatives upon death or the by gift to any family member (as defined in the 2022 Incentive Plan).

Amendment: The 2022 Incentive Plan will terminate on the tenth anniversary of the date on which it is adopted by the board of directors. The board of directors in its discretion may terminate the 2022 Incentive Plan at any time with respect to any share for which Awards have not been granted. The board may alter or amend the 2022 Incentive Plan; however, certain changes to the plan will require shareholder approval. No change in any Award granted under the 2022 Incentive Plan may be made that would materially and adversely impair the rights of the holder of the Award without the consent of such holder.

Exercise of Options by Directors and Named Executive Officers

During the year ended October 31, 2021, none of the Named Executive Officers or directors of the Company were granted options or other rights to acquire securities of the Company.

External Management Companies

The Company has not entered into any agreement with any external management company that employs or retains one or more of the Named Executive Officers or Directors and, other than as disclosed below, the Company has not entered into any understanding, arrangement or agreement with any external management company to provide executive management services to the Company, directly or indirectly, in respect of which any compensation was paid by the Company.

Pension Plan Benefits

The Company does not anticipate having any deferred compensation plan or pension plan that provide for payments or benefits at, following or in connection with retirement.

Director Compensation

Starting July 1, 2020, the Company has paid each of its directors an annual fee of CAD$60,000. Any additional compensation to be paid to the executive officers and directors of the Company after the date of Listing will be determined by the board of directors.

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Principal Shareholders

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our shares of our capital stock of:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our capital stock on an as-converted basis.

The calculations in the table below are based on 7,130,222.50 Class B shares and 6,824,126 Class A shares issued and outstanding as of July 21, 2022.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Bruush Oral Care Inc., 128 West Hastings Street, Unit 210, Vancouver, BC V6B 1G8, Canada.

	Class A Shares Beneficially Owned (1)(2)		Class B Shares Beneficially Owned (1)(2)
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Greater than 5% Stockholders
Aneil Manhas (3)	3,333,214	48.84%
Yaletown Bros Ventures Ltd. (4)	1,657,580	24.29%
Prodigy Capital Corp.			734,382	10.30%

Executive Officers and Directors
Aneil Manhas	3,333,214	48.84%
Kia Besharat (5)			734,382	10.30%
Dr. Robert Ward (6)			92,134	1.29%
All executive officers and directors as a group	3,333,214	48.84%	826,516	11.59%

(1) Figures are rounded to the nearest hundredth of a percent.

(2) Holders of Class A stock are entitled to cast one vote for each share held of the Class A stock on all matters presented to the stockholders of the Company for stockholder vote. Class B shares are non-voting shares. See “Description of Securities”.

(3) Aneil Manhas is the Chief Executive Officer and Chairman of the Company.

(4) Yaletown Bros Ventures Ltd. is jointly owned by Matthew Friesen and Bradley Friesen.

(5) Prodigy Capital Corp. is owned by Kia Besharat, a non-executive director.

(6) Shares are held in Ward Dental Corp. which is owned by Dr. Robert Ward, a non-executive director.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information as of July 21, 2022 with respect to our compensation plans under which equity securities may be issued.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders:
Stock options	859,498	$1.80 CAD
Restricted stock units	1,900,000	-
Total	2,759,498		275,341

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Certain Relationships and Related Person Transactions

The following includes a summary of transactions since February 1, 2019 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.

For the fiscal year ended October 31, 2021, we did not pay any share-based compensation. For the fiscal year ended January 31, 2021, we paid share-based compensation in the amount of $2,527,596 to the Chief Executive Officer consisting of 2,381,346 Class A common shares.

For the fiscal year ended October 31, 2021, we had accounts payable and accrued liabilities in the amount of $139,312 to the Chief Executive Officer. For the fiscal year ended January 31, 2021, we had accounts payable and accrued liabilities in the amount of $Nil to the Chief Executive Officer.

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Description of Securities

Units

We are offering Units in this offering. Each Unit consists of one share of our Common Stock and one Warrant to purchase one share of our Common Stock. Units will not be certificated and the shares of our Common Stock and the Warrants that comprise the Units are immediately separable. We are also registering the shares of Common Stock issuable upon exercise of the Warrants. You should review the form of Warrant, each filed as exhibits to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the Warrants.

Class A Voting Common Shares

The holders of Class A shares are entitled to one vote in respect of each Class A share held. The holders of the Class A shares are entitled, out of any or all profits or surplus available for dividends, to receive, when, as and if declared by the directors, those dividends as may be declared from time to time in respect of the Class A shares. No dividends may be declared on the Class A shares unless dividends of an equivalent amount per share are also declared on the Class B shares. The Class A shares are not redeemable or retractable.

Class B Non-Voting Common Shares

The holders of Class B shares do not have any voting rights for the election of directors or for any other purpose and will not be entitled to receive any notice of, or to attend, any meeting of the shareholders of Company. The holders Class B shares will be entitled, out of any or all profits or surplus available for dividends, to receive when, as and if declared by the directors, those dividends as may be declared from time to time in respect of the Class B Shares. No dividends may be declared on the Class B shares unless dividends of an equivalent amount per share are also declared on the Class A shares. The Class B shares are not redeemable or retractable.

Conversion of Class A Shares and Class B Shares into Shares of Common Stock

Prior to the offering, all outstanding shares of our Class A shares and Class B shares were converted into shares of Common Stock at a conversion ratio of 1:1.

Common Stock

The following is a description of our common stock and the material provisions of our certificate of incorporation and bylaws.

All of our issued and outstanding shares of common stock are fully paid and non-assessable. Shares of our Common Stock are issuable in registered form and are issued when registered in our register of members. Holders of shares of Common Stock are entitled to one vote in respect of each share held. The holders of shares of Common Stock are entitled, out of any or all profits or surplus available for dividends, to receive, when, as and if declared by the directors, those dividends as may be declared from time to time in respect of shares of Common Stock. Shares of Common Stock are not redeemable or retractable Unless the board of directors determine otherwise, each holder of shares of Common Stock will not receive a certificate evidencing such shares. Holders of shares of Common Stock who are non-residents of British Columbia may freely hold and vote their shares.

We are authorized to issue an unlimited amount of common shares with no par value per share. Subject to the provisions of the Business Corporations Act (British Columbia) (“Business Corporations Act”) and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to common shares. No share may be issued at a discount except in accordance with the provisions of the Business Corporations Act. The directors may refuse to accept any application for shares and may accept any application in whole or in part, for any reason or for no reason.

After conversion of the Class A and Class B shares into shares of Common Stock at their respective conversion ratios and prior to the offering, the Company effected a 3.86:1 reverse stock split, resulting in 3,615,114 shares of Common Stock outstanding prior to the offering.

Warrants included in the Units

Overview. The following summary of certain terms and provisions of the Warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the warrant agent agreement (the “Warrant Agent Agreement”) between us and Endeavor Trust Corporation (the “Warrant Agent”), and the form of Warrant, both of which are filed as exhibits to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the Warrant Agent Agreement, including the annexes thereto, and form of Warrant.

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Exercisability. The Warrants are exercisable at any time after their original issuance and at any time up to 5:00 p.m., New York City time, five years after the closing of this offering. The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the Warrant Agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Warrants being exercised. Under the terms of the Warrant Agreement, we must use our best efforts to maintain the effectiveness of the registration statement and current prospectus relating to shares of our Common Stock issuable upon exercise of the Warrants until the expiration of the Warrants. If we fail to maintain the effectiveness of the registration statement and current prospectus relating to the Common Stock issuable upon exercise of the Warrants, the holders of the Warrants shall have the right to exercise the Warrants solely via a cashless exercise feature provided for in the Warrants, until such time as there is an effective registration statement and current prospectus.

Exercise Price. Each Warrant is exercisable for one share of Common Stock at a price equal to $4.16 per share (equal to 100% of the initial public offering price per Unit). The exercise price is subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting shares of Common Stock and also upon any distributions of assets, including cash, stock or other property to our shareholders. Subject to certain exemptions outlined in the Warrant, for a period commencing on the date the Warrants are issued to the later of: (i) two years from the date of issuance of the Warrant, or (ii) on the date no Qualified Holders hold any Warrants, if we sell, enter into an agreement to sell, or grant any option to purchase, or sell, enter into an agreement to sell, or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any shares of Common Stock or a security convertible into shares of Common Stock, at an effective price per share less than the exercise price of the Warrant then in effect (each a “Dilutive Issuance”), the exercise price of the Warrant shall be reduced to equal the effective price per share in such Dilutive Issuance; provided, however, that in no event shall the exercise price of the Warrant be reduced to an exercise price lower than 50% of initial public offering price per Unit.

On the date that is 90 calendar days immediately following the initial issuance date of the Warrants, the exercise price of the Warrants will be reduced to the Reset Price, provided that the Reset Price is less than the exercise price in effect on that date. The Reset Price is equal to the greater of (a) 50% of the Initial Exercise Price of the Warrants on the issuance date or (b) 100% of the lowest daily volume weighted average price per share of Common Stock occurring on any day between the initial exercise date and 90 calendar days following the issuance date of the Warrants, that is from August 3, 2022 (the initial exercise date) until November 3, 2022 (90 calendar days following the issuance date of August 5, 2022).

The lowest Reset Price is $2.08 per share of Common Stock, which is 50% of the initial public offering price per Unit.

The term “Qualified Holder” means each holder of Warrants that purchases at least 120,193 Warrants (based on an the public offering price of $4.16 per Unit) in connection with this offering and the term “Qualified Warrants” means at least 120,193 Warrants purchased in connection with the offering by any Warrant holder, including each beneficial holder of the Warrants, taken together with all affiliates of such Warrant holder and/or beneficial holder.

Fractional Shares. No fractional shares of Common Stock will be issued upon exercise of the Warrants. If, upon exercise of the Warrant, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, pay a cash adjustment in respect of such fraction in an amount equal to such fraction multiplied by the exercise price. If multiple Warrants are exercised by the holder at the same time, we shall pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Transferability. Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent.

Redemption. If shares of Common Stock trade at a price of at least 200% of the exercise price for 30 consecutive trading days, the Company may, at its option, redeem the Warrants.

Listing. We have applied to list our Warrants on the Nasdaq Capital Market under the symbol “BRSHW.” No assurance can be given that our listing application will be approved.

Global Certificate. The Warrants will be issued in registered form under a Warrant Agent Agreement between the Warrant Agent and us. The Warrants shall initially be represented only by one or more global warrants deposited with the Warrant Agent, as custodian on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., as nominee of DTC, or as otherwise directed by DTC.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization or reclassification of our Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Common Stock or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Common Stock, the holders of the Warrants will be entitled to receive the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction. The holders of the Warrants may also require us or any successor entity to purchase the Warrants from the holders by paying to the holder an amount in cash (or other types or form of consideration in special circumstances listed in the Warrant) equal to the Black Scholes value of the remaining unexercised portion of the Warrant on the date of the fundamental transaction.

Home Country Practice. For so long as any of the Warrants remains outstanding, the Company will elect to follow home country practice in lieu of any rules and regulations of the trading market that would limit the Company’s ability to effect the provisions of the Warrants, including but not limited to shareholder approval rules related to the issuance of securities or adjustment of terms of this Warrant for the benefit of warrant holders.

Rights as a Stockholder. The Warrant holders do not have the rights or privileges of holders of Common Stock or any voting rights until they exercise their Warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Governing Law. The Warrants and the Warrant Agent Agreement are governed by the law of the State of New York.

Additional Warrants

Until the later of (a) two years after the date the Warrants are issued or (b) the date no Qualified Holders (as defined below) hold any Warrants, in the event of a reduction of the exercise price of the Warrants, in aggregate, to 50% of the Initial Exercise Price as a result of a Dilutive Issuance, then in connection with such reduction, each Qualified Holder will receive two warrants (“Additional Warrants”) for each one Qualified Warrant held by such holder on the date of such reduction. The maximum number of Warrants subject to such adjustment by a given Qualified Holder will be limited to the number of Warrants purchased by such Qualified Holder in connection with this offering. Qualified Holders will receive Additional Warrants as a result of the Reset Price if the Reset Price is equal to 50% of the Initial Exercise Price.

Additional Warrants shall be on substantially the same terms as the as-adjusted Warrant; provided, however, that (i) the term of the Additional Warrants shall be five (5) years from the date they are issued, and (ii) such Additional Warrants will not be tradable warrants and not listed on any securities exchange or other nationally recognized trading system.

Transfer Agent, Registrar and Warrant Agent

Our transfer agent, registrar and warrant agent is Endeavor Trust Corporation located at 702-777 Hornby Street, Vancouver, BC, V6Z 1S4. Their phone number is (604) 559-8880.

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Shares Eligible for Future Sale

Sales of substantial amounts of shares of Common Stock in the public market, including shares issued upon exercise of outstanding Warrants, or the anticipation that such sales could occur, could adversely affect prevailing market prices of our securities. Upon completion of this offering, we will have 7,343,663 shares of Common Stock issued and outstanding, including the shares issued in this offering, the conversion of Class A and Class B shares into shares of Common Stock and the reverse stock split effected after such conversion and prior to the offering, assuming that the underwriter does not exercise its over-allotment option and that the Underwriter’s Warrant and the Warrants are not exercised. All of the shares of Common Stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than by our affiliates.

Lock-Up Agreements

We have agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our shares of common stock or other securities convertible into or exercisable or exchangeable for such shares for a period of one hundred eighty (180) days from the closing date of this offering without the prior written consent of the underwriter.

In addition, our executive officers, directors, employees and stockholders holding at least 5% of Common Stock outstanding as of the effective date of the registration statement for this offering have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any of such shares for a period of one hundred eighty (180) days from the closing date of this offering (the Lock-Up Period).

Rule 144

In general, under Rule 144 under the Securities Act as in effect on the date hereof, beginning 90 days after the date hereof, a person who holds restricted shares (assuming there are any restricted shares) and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least six months, would be entitled to sell an unlimited number of such shares, provided current public information about us is available. In addition, under Rule 144, a person who holds restricted shares in us and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least one year, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the date hereof, our affiliates who have beneficially owned shares of our common stock for at least six months will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

●	1% of the number of shares of our Common Stock then issued and outstanding; or

●	the average weekly trading volume of shares of our Common Stock on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale; provided that current public information about us is available and the affiliate complies with the manner of sale requirements imposed by Rule 144.

Affiliates are also subject to additional restrictions on the manner of sales under Rule 144 and notice filing requirements. We cannot estimate the number of our shares that our existing affiliated or non-affiliated shareholders will elect to sell on the Nasdaq Capital Market following this offering.

Regulation S

Regulation S under the Securities Act provides that securities owned by any person may be sold without registration in the United States, provided that the sale is affected in an “offshore transaction” and no “directed selling efforts” are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares may be sold in some manner outside the United States without requiring registration in the United States.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares from us in connection with a compensatory share plan or other written agreement executed prior to the completion of this offering is eligible to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL SHARE TRANSFER RESTRICTION MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN LEGAL ADVISOR REGARDING THE PARTICULAR SECURITIES LAWS AND TRANSFER RESTRICTION CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF THE COMMON STOCK AND WARRANTS INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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Certain Material Tax Considerations

The following summary contains a description of some of the material Canadian and U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of our common stock and warrants.

Certain U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of purchasing, owing and disposing of shares of our common stock and warrants. This discussion is included for general informational purposes only, does not purport to consider all aspects of U.S. federal income taxation that might be relevant to a U.S. Holder, and does not constitute, and is not, a tax opinion for or tax advice to any particular U.S. Holder. The summary does not address any U.S. tax matters other than those specifically discussed. The summary is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing Treasury Regulations (including temporary regulations) issued thereunder, judicial decisions and administrative rulings and pronouncements and other legal authorities, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences described herein.

The discussion below applies only to U.S Holders holding shares of our common stock and warrants as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address the tax consequences that may be relevant to U.S. Holders who, in light of their particular circumstances, may be subject to special tax rules, including without limitation:

●	insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, brokers or dealers in securities or foreign currencies, banks and other financial institutions, mutual funds, retirement plans, traders in securities that elect to mark-to-market, certain former U.S. citizens or long-term residents;

●	U.S. Holders that are classified for U.S. federal income tax purposes as partnerships and other pass-through entities and investors therein;

●	U.S. Holders who hold shares as part of a hedge, straddle, constructive sale, conversion, or other integrated or risk-reduction transaction, as “qualified small business stock,” within the meaning of Section 1202 of the Code or as Section 1244 stock for purposes of the Code;

●	U.S. Holders who hold shares through individual retirement or other tax-deferred accounts;

●	U.S. Holders that have a functional currency other than the U.S. dollar;

●	U.S. Holders who are subject to the alternative minimum tax provisions of the Code or the tax on net investment income imposed by Section 1411 of the Code;

●	U.S. Holders who acquire common stock pursuant to any employee share option or otherwise as compensation;

●	U.S. Holders required to accelerate the recognition of any item of gross income with respect to their holding of shares of our common stock as a result of such income being recognized on an applicable financial statement; or

●	U.S. Holders who hold or held, directly or indirectly, or are treated as holding or having held under applicable constructive attribution rules, 10% or more of our shares, measured by voting power or value.

Any such U.S. Holders should consult their own tax advisors.

For purposes of this discussion, a “U.S. Holder” means a holder of shares of our common stock or warrants that is or is treated, for U.S. federal income tax purposes, as (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia or any entity treated as such for U.S. federal income tax purposes, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) the administration over which a U.S. court exercises primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control, or (B) that has a valid election in effect under the applicable Treasury Regulations to be treated as a U.S. person under the Code.

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If a partnership or other pass-through entity (including any entity or arrangement treated as such for purposes of U.S. federal income tax law) holds our shares, the tax treatment of a partner of such partnership or member of such entity will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other pass-through entities holding our shares, and any person who is a partner or member of such entities should consult their own tax advisors regarding the tax consequences of purchasing, owning and disposing of the shares.

Exercise or Expiry of Warrants

No gain or loss will be realized on the exercise of a Warrant. When a Warrant is exercised, the U.S. Holder’s cost of the common share acquired thereby will be equal to the U.S. Holder’s adjusted cost basis of the Warrant plus the exercise price paid for the common share. The expiry of an unexercised Warrant will generally give rise to a capital loss equal to the adjusted cost basis to the U.S. Holder of the expired Warrant. The holding period of the common share acquired thru the exercise of Warrant includes the holding period of the Warrant.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such taxable year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets) during such taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, a foreign corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other non-U.S. corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock. In the PFIC analysis, cash is categorized as a passive asset, and the company’s un-booked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets.

Based upon its current income and assets and projections as to the value of our shares of common stock, it is not presently expected that we will be classified as a PFIC for the 2022 taxable year or the foreseeable future.

The determination of whether we will be or become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of its assets from time to time, including, in particular the value of its goodwill and other unbooked intangibles (which may depend upon the market value of the shares of our common stock from time to time and may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the 2022 taxable year, or future taxable years. It is also possible that the IRS may challenge the classification or valuation of our assets, including goodwill and other unbooked intangibles, or the classification of certain amounts received by us, including interest earnings, which may result in our being, or becoming classified as, a PFIC for the 2022 taxable year, or future taxable years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use liquid assets and the cash proceeds of this offering or otherwise. If we were to retain significant amounts of liquid assets, including cash, the risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the 2022 taxable year or any future taxable year, and no opinion of counsel has or will be provided regarding our classification as a PFIC. If we were classified as a PFIC for any year during which a holder held shares of our common stock, we generally would continue to be treated as a PFIC for all succeeding years during which such holder held our shares. The discussion below under “—Dividends Paid on Shares of Common Stock” and “—Sale or Other Disposition of Shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes.

Dividends Paid on Shares of Common Stock

We have never paid dividends with respect to our Common Stock, and have no plan to do so in the foreseeable future. Holders of our Warrants will not be entitled to receive dividends. In the event our dividend policy were to change, the following discussion addresses the U.S. tax consequences of any dividends we might distribute. Subject to the PFIC rules described below, any cash distributions (including constructive distributions) paid with respect to the shares of our common stock out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution will generally be treated as a “dividend” for U.S. federal income tax purposes. Under current law, a non-corporate recipient of a dividend from a “qualified foreign corporation” will generally be subject to tax on the dividend income at the lower applicable net capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided certain holding period and other requirements are met.

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A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock, which is readily tradable on an established securities market in the United States. We believe we are eligible for the benefits of the Convention Between the United States of America and Canada with Respect to Taxes on Income and Capital (or the United States-Canada income tax treaty), which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose and includes an exchange of information program, in which case we would be treated as a qualified foreign corporation with respect to dividends paid in respect of our shares of common stock. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received in respect of our shares of common stock shares will not be eligible for the dividends received deduction allowed to corporations.

Sale or Other Disposition of Shares

Subject to the PFIC rules discussed below, a U.S. Holder of our common stock and warrants will generally recognize capital gain or loss, if any, upon the sale or other disposition of common stock and warrants in an amount equal to the difference between the amount realized upon such sale or other disposition and the U.S. Holder’s adjusted tax basis in such shares. Any capital gain or loss will be long-term capital gain or loss if the shares have been held for more than one year and will generally be United States source capital gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation.

Disposition of Foreign Currency

U.S. Holders are urged to consult their tax advisors regarding the tax consequences of receiving, converting or disposing of any non-U.S. currency received as dividends on our common stock.

Tax on Net Investment Income

U.S. Holders may be subject to an additional 3.8% Medicare tax on some or all of such U.S. Holder’s “net investment income.” Net investment income generally includes income from the shares unless such income is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). You should consult your tax advisors regarding the effect this tax may have, if any, on your acquisition, ownership or disposition of common stock and warrants.

Allocation of Purchase Price and Tax Basis

For United States federal income and other applicable tax purposes, each purchaser of Units in this offering must allocate its purchase price between each component (i.e. the shares of Common Stock and Warrants) based on the relative fair market value of each at the time of issuance. These allocated amounts will be the holder’s tax basis in each component. Because each investor must make its own determination of the relative value of each component of the Units, we urge each investor to consult their tax advisor in connection with this analysis.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds shares of our Common Stock, unless the holder makes a mark-to-market election (as described below), the holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any “excess distribution” that we make to the holder (which generally means any distribution paid during a taxable year to a holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the holder’s holding period for the shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of shares of our common stock.

Under the PFIC rules:

●	The excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the common stock;

●	The amount of the excess distribution or gain allocated to the taxable year of the distribution or disposition and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and

●	The amount of the excess distribution or gain allocated to each taxable year other than the taxable year of the distribution or disposition or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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If we are a PFIC for any taxable year during which a U.S. Holder holds the shares of our common stock and any of our non-U.S. subsidiaries is also a PFIC, such holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined in the Code and the regulations) in a PFIC may make a mark-to-market election with respect to such shares, provided that the shares “regularly traded” (as defined in the Code and the regulations) on a national securities exchange, such as The Nasdaq Capital Market where we have applied for the shares to be listed. No assurances may be given regarding whether shares of our common stock will qualify or, if so qualified, will continue to be qualified, as being “regularly traded” for purposes of the Code and the regulations. If a U.S. Holder makes a mark-to-market election, such U.S. Holder will generally (i) include as ordinary income, for each taxable year that we are a PFIC, the excess, if any, of the fair market value of common stock held at the end of the taxable year over the adjusted tax basis of such shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the shares over the fair market value of such shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s tax basis in the common stock would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of common stock will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. U.S. Holders should consult their tax advisors regarding the availability of a mark-to-market election with respect to such shares.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to its holding of shares of our common stock may continue to be subject to the general PFIC rules with respect to such holder’s indirect interest in any of our non-U.S. subsidiaries that is classified as a PFIC.

We do not intend to provide information necessary for any U.S. Holder to make a “qualified electing fund” election, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above. However, as described above under “Passive Foreign Investment Company Considerations,” it is not presently expected that we will be classified as a PFIC for the 2021 taxable year or the foreseeable future.

As discussed above under “Dividends Paid on Shares of Common Stock,” dividends paid in respect of shares of our common stock will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for either the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns shares during any taxable year that we are a PFIC, such holder must file an annual information return on Form 8621 with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing shares of our common stock should we be or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Information reporting and backup withholding

Certain U.S. Holders are required to report information to the IRS relating to interests in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds fifty thousand dollars ($50,000) (or a higher U.S. dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a holder is required to submit such information to the IRS and fails to do so.

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In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of shares of our common stock. Information reporting will apply to payments of such dividends and to proceeds from such sale or other disposition by a paying agent within the United States to a holder, other than holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 20%, in respect of any payments of dividends on, and the proceeds from the disposition of, shares of our common stock within the U.S. to a U.S. Holder (other than holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Certain Canadian Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires shares pursuant to this offering. This summary applies only to a purchaser who is a beneficial owner shares acquired pursuant to this offering and who, for the purposes of the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) and at all relevant times: (i) deals at arm’s length with the company and is not affiliated with the company and (ii) holds the shares as capital property (a “Holder”).

Shares of our common stock will generally be considered to be capital property of a Holder unless they are held in the course of carrying on a business or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade. A purchaser who is resident in Canada for purposes of the Tax Act and whose shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the shares and every other “Canadian security” (as defined in the Tax Act) owned by such purchaser in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Purchasers should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

This summary is not applicable to a Holder: (i) that is a “financial institution” within the meaning of section 142.2 of the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) that has made a “functional currency” reporting election under section 261 of the Tax Act to report its “Canadian tax results” in a currency other than Canadian currency; (iv) an interest in which is, or for whom a share would be, a “tax shelter investment” for the purposes of the Tax Act; or (v) that has entered or will enter into a “derivative forward agreement” or “synthetic disposition arrangement”, as those terms are defined in the Tax Act, in respect of the shares. Such Holders should consult their own tax advisors.

This summary does not address the possible application of the “foreign affiliate dumping” rules that may be applicable to a Holder that is a corporation resident in Canada (for the purposes of the Tax Act) that is, or that becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of shares, controlled by a non-resident corporation for purposes of the rules in section 212.3 of the Tax Act.

This summary is based upon: (i) the current provisions of the Tax Act in force as of the date hereof; (ii) all specific proposals to amend the Tax Act that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) and published in writing prior to the date hereof (the “Proposed Amendments”); and (iii) counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (CRA) published in writing and publicly available prior to the date hereof. No assurance can be given that the Proposed Amendments will be enacted or otherwise implemented in their current form, if at all. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account the tax laws of any province or territory of Canada or of any jurisdiction outside of Canada.

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Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (a) is not, and is not deemed to be, resident in Canada; and (b) does not use or hold the shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This portion of the summary does not apply to a Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act) and such Holders should consult their own tax advisors.

Dividends

Dividends paid or credited (or deemed to be paid or credited) by the Corporation to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions of Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a share unless the share is, or is deemed to be, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, a share will not constitute taxable Canadian property of a Non-Resident Holder provided that the shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the Canadian Securities Exchange), unless at any time during the 60-month period immediately preceding the disposition, (a) at least 25% of the issued shares of any class or series of the capital stock of the company were owned by or belonged to any combination of: (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships; and (b) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists.

If a Non-Resident Holder disposes (or is deemed to have disposed) of a share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention, the consequences described above under the headings “Holders Resident in Canada — Dispositions of Shares” and “Holders Resident in Canada — Taxable Capital Gains and Losses” will generally be applicable to such disposition. Such Non-Resident Holders should consult their own tax advisors.

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COMMON STOCK REGISTERED FOR DISTRIBUTION

As part of this prospectus, we are registering up to 1,117,788 shares of Common Stock for resale, consisting of 757,212 shares of Common Stock and 360,576 shares of Common Stock issuable upon exercise of the warrants, which are subject to a 90-day lock-up for sales into the public market. The Common Stock described in the following table consist of the Common Stock to be issued in the December 2021 Bridge Loan private placement and April 2022 Bridge Loan private placement thereof. In December 2021, the Company entered into Security Purchase Agreements with the Security Holders and agreed to issue up to 360,576 shares of Common Stock and warrants to purchase 360,576 shares of Common Stock. In April 2022, the Company entered into Security Purchase Agreements with the Security Holders and agreed to issue up to 396,636 shares of Common Stock.

As a result of filing the registration statement of which this prospectus is a part, for the registration and distribution of Common Stock and warrants as an initial public offering, we became obligated to register the Common Stock, held by the Security Holders for public offer and sale under the same registration statement.

The Security Holders do not have, nor within the past three years has any of them had, any position, office or other material relationship with us or any of our predecessors or affiliates other than as a result of the ownership of our securities.

The following table provides certain information with respect to the Security Holder’s ownership of our securities as of July 26, 2022, extrapolating thereafter for the amount of interest payable and any additional securities that may be sold, the total number of securities it may distribute under this prospectus from time to time, and the number of securities it will own thereafter assuming no other acquisitions or dispositions of our securities. The number of shares may change as the price per unit of the public offering price may change. The Security Holders may distribute all, some or none of its securities hereunder, thus we have no way of determining the number a Security Holder will hold after this offering. Therefore, we have prepared the table below on the assumption that the Security Holders will sell all the Common Stock covered by this prospectus.

Any of the corporate Security Holders may dividend or distribute its securities from time to time to their respective security holders. The Security Holders may also transfer Common Stock owned by it by gift. Upon any such transfer the recipient would have the same right of sale as the Security Holder.

See our discussion titled “Plan of Distribution” for further information regarding the Security Holder’s method of distribution of the Common Stock.

Security Holder Table

Name (1)	Shares Being Offered (2)	Shares Owned Before the Offering	Percent of Shares Owned Before Offering (3)	Shares Owned After Offering	Percentage Owned After Offering
Ionic Ventures, LLC	372,596	0	0%	372,596	4.4%
GPL Ventures, LLC	372,596	0	0%	372,596	4.4%
Bigger Capital Fund LP	186,298	0	0%	186,298	2.2%
District 2 Capital Fund LP	186,298	0	0%	186,298	2.2%

(1)

The address of the security holders are:

Ionic Ventures, LLC – 3053 Fillmore St. Suite 256, San Francisco, CA 94123

GPL Ventures, LLC – 450 7th Avenue, Ste 609, New York, NY 10123

Bigger Capital Fund LP – 11700 W Charleston Blvd 170-659, Las Vegas, NV 89135

District 2 Capital Fund LP – 175 W Carver St., Huntington, NY 11743

(2)

The Security Holders listed in the table above acquired the securities being offered in conjunction with their participation in a financing round under the terms of the 2021 and 2022 private placement of loan notes. The amount listed includes an estimate of the maximum of securities to be issued and have been registered pursuant to the requirements of the Securities Act of 1933, as amended. If the estimated security amounts are determined to be different, the above table may be amended from time to time to update the securities to be sold hereunder.

(3)	Percentages stated in the above table are based on a total of 3,615,116 ordinary shares of Common Stock outstanding as of July 26, 2022 and adjusted for up to 2,469,136 shares of Common Stock issued immediately prior to completion.

51

PLAN OF DISTRIBUTION

We are registering the Common Stock issuable to Security Holders to permit the resale of these securities by the Security Holders from time to time after the date of this prospectus. We will bear all fees and expenses incident to our obligation to register Common Stock issuable to the Security Holders.

The Security Holders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their respective Common Stock on The Nasdaq Stock Market or any other stock exchange, market or trading facility on which the Common Stock are traded or in private transactions or a combination thereof. These sales may be at fixed or negotiated prices. The Security Holders may use any one or more of the following methods when selling the Common Stock:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
●	broker-dealers may agree with the selling security holder to sell a specified number of securities at a stipulated price per security;
●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
●	a combination of any such methods of sale; or
●	any other method permitted pursuant to applicable law.

The Security Holders may distribute the Common Stock of which it is the owner by means of a dividend or other form of distribution, including in connection with a declaration of a dividend or distribution, reorganization, combination, consolidation and dissolution.

Broker-dealers engaged by any selling Security Holder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling Security Holders (or, if any broker-dealer acts as agent for the purchaser of the securities, from the purchaser) in amounts to be negotiated, but the maximum amount of compensation to be received by any participating FINRA member may not exceed 8%.

We are required to pay certain fees and expenses incurred by us incident to the registration of the Common Stock. The Security Holder is responsible for any selling commissions and other expenses of sale of the securities.

Since any one or more of the Security Holders may be deemed to be an “underwriter” within the meaning of the Securities Act, those deemed Security Holders will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. We have been informed by the Security Holders that there is no underwriter or single coordinating broker acting in connection with the proposed distribution of the Common Stock by the Security Holders.

We intend, but are not obligated, to keep this prospectus and the registration statement of which this prospectus forms a part effective until the earlier to occur of (i) such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all the Common Stock, without volume or manner of sale restrictions during a three month period without registration or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The public resale of the securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the public resale of the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Pursuant to applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the public resale of securities may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Security Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of Common Stock by any person. We will make copies of this prospectus available to the Security Holders and have informed the Security Holders of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

52

LEGAL MATTERS

We are being represented by Lucosky Brookman LLP with respect to certain legal matters as to the federal law of the United States of America and the law of the State of New York. The validity of the shares of common stock and other legal matters as to the law of Canada and the Province of British Columbia will be passed upon for us by DuMoulin Black LLP.

Experts

The financial statements of the Company as of and for the nine-months ended October 31, 2021 and the financial statements as of and for the year ended January 31, 2021 appearing in this prospectus have been audited by Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to such financial statements) appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of shares of our common stock. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at https://www.sec.gov.

Upon completion of this offering, we will become subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements are filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. registrants whose securities are registered under the Exchange Act. However, we will be required to file with the SEC an annual report on Form 20-F containing, among other information, our financial statements audited by an independent registered public accounting firm within 120 days after the end of each fiscal year, or such other time as prescribed by the SEC, and will furnish unaudited quarterly financial information to the SEC on Form 6-K promptly after they are available.

We maintain a corporate website at https://www.bruush.com. Information contained in, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations.

53

F-1

BRUUSH ORAL CARE INC.

FINANCIAL STATEMENTS

OCTOBER 31, 2021

(Expressed in U.S. dollars)

F-2

INDEPENDENT AUDITOR’S REPORT

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Bruush Oral Care Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Bruush Oral Care Inc (the “Company”) as of October 31, 2021 and January 31, 2021, the related statements of comprehensive loss, shareholders’ equity, and cash flows, for the nine month period ended October 31, 2021 and the year ended January 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2021 and January 31, 2021, and its financial performance and its cash flows for the nine-month period ended October 31, 2021 and the year ended January 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred losses that has primarily been funded through financing activities and has stated that substantial doubt exists about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2021

Vancouver, Canada

June 30, 2022, except for Notes 3, 15 and 16 to the financial statements, as to which the date is July 15, 2022.

F-3

BRUUSH ORAL CARE INC.

STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. dollars)

As at

	Note	October 31, 2021	January 31, 2021

ASSETS
Current
Cash		$14,530	$692,647
Accounts and other receivables	4	161,047	81,159
Inventory	5	774,117	1,176,247
Prepaid expenses and deposits	6	81,574	118,369
		1,031,268	2,068,422
Non-current
Intangible asset	8	11,466	-
Property and equipment	7	7,432	3,196
Total assets		$1,050,166	$2,071,618

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued expenses	9,11	$3,366,062	$308,719
Loan payable	10	27,144	17,580
Deferred revenue		17,181	92,121
Warrant derivative	13	1,582,977	1,490,059
Total liabilities		4,993,364	1,908,479

SHAREHOLDERS’ EQUITY
Class A common shares	12	6,416,904	6,416,904
Class B common shares	12	6,860,005	6,847,347
Reserves	12	400,936	308,660
Accumulated deficit		(17,621,043)	(13,409,772)
Total shareholders’ equity		(3,943,198)	163,139
Total liabilities and shareholders’ deficiency		$1,050,166	$2,071,618

Nature of operations and going concern (Note 1)

Subsequent events (Note 17)

Approved and authorized for issue by the Board of Directors on July 15, 2022.

The accompanying notes are an integral part of these financial statements.

F-4

BRUUSH ORAL CARE INC.

STATEMENT OF COMPREHENSIVE LOSS

(Expressed in U.S. dollars)

		9-months ended	12-months ended
		October 31,	January 31,
	Note	2021	2021

Revenues		$1,965,441	$901,162
Cost of goods sold	5	978,243	291,195
Gross Profit		987,198	609,967

Expenses
Advertising and marketing		2,806,260	2,670,447
Commission		26,339	11,207
Consulting	11,12	868,442	556,864
Amortization and depreciation expense		5,498	-
Interest and bank charges		60,183	18,130
Merchant fees		68,073	39,180
Office and administrative expenses		93,900	75,194
Professional fees		241,854	222,870
Salaries and wages		282,003	93,460
Selling fees		-	-
Share-based compensation	12	92,276	4,949,441
Shipping and delivery		511,566	304,591
Travel and entertainment		100,068	29,225
		(5,156,462)	(8,970,609)

Other items
Government grant	10	8,763	14,139
Foreign exchange		42,148	(7,719)
Gain (loss) on revaluation of warrant derivative	13	(92,918)	(536,209)
		(42,007)	(529,789)

Net and comprehensive loss		$(4,211,271)	$(8,890,431)

Loss per share - Basic and diluted		$(0.28)	$(0.93)

Weighted average number of common shares outstanding - basic and diluted		15,167,945	9,590,802

The accompanying notes are an integral part of these financial statements.

F-5

BRUUSH ORAL CARE INC.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars)

	Class A Common Shares		Class B Common Shares
	Number of shares	Amount	Number of shares	Amount	Subscriptions received	Reserves	Accumulated Deficit	Total

Balance, January 31, 2020	3,868,332	$3,278,547	940,005	$1,023,864	$301,886	$-	$(4,519,341)	$84,956
Private placement of shares - CAD$1.44	574,448	610,761	348,150	377,239	(301,886)	-	-	686,114
Shares issued for services	2,381,346	2,527,596	1,887,640	1,997,610	-	-	-	4,525,206
Private placement units - CAD$0.60	-	-	2,066,997	746,365	-	-	-	746,365
Private placement units - CAD$1.80	-	-	2,919,047	3,265,078	-	-	-	3,265,078
Share issuance cost - shares	-	-	179,434	(38,745)	-	38,745	-	-
Share issuance cost – broker warrants	-	-	-	(123,981)	-	123,981	-	-
Share issuance cost - cash	-	-	-	(400,083)	-	-	-	(400,083)
Stock options granted	-	-	-	-	-	145,934	-	145,934
Net and comprehensive loss	-	-	-	-	-	-	(8,890,431)	(8,890,431)
Balance, January 31, 2021	6,824,126	$6,416,904	8,341,273	$6,847,347	$-	$308,660	$(13,409,772)	$163,139
Shares issued for services	-	-	8,800	12,658	-	-	-	12,658
Stock options granted	-	-	-	-	-	92,276	-	92,276
Net and comprehensive loss	-	-	-	-	-	-	(4,211,271)	(4,211,271)
Balance, October 31, 2021	6,824,126	$6,416,904	8,350,073	$6,860,005	$-	$400,936	$(17,621,043)	$(3,943,198)

The accompanying notes are an integral part of these financial statements.

F-6

BRUUSH ORAL CARE INC.

STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	9-months ended	12-months ended
	October 31,	January 31,
	2021	2021
Cash flows from operating activities
Net loss	$(4,211,271)	$(8,890,431)
Items not affecting cash:
Amortization and depreciation	5,499	-
Government grant	(8,763)	(14,139)
Share-based compensation	92,276	4,949,441
Consulting	12,658	-
Loss on revaluation of warrant derivative	92,918	536,209
Interest expense	2,699	1,782
Unrealized foreign exchange	1,375	1,431

Changes in non-cash working capital
Accounts and other receivables	(79,888)	(68,190)
Inventory	402,130	(577,656)
Prepaid expenses and deposits	36,795	(114,917)
Accounts payable and accrued liabilities	3,057,343	31,999
Deferred revenue	(74,940)	92,121

Net cash flows used in operating activities	(671,169)	(4,052,350)

Cash flows from investing activities
Purchase of property and equipment	(6,201)	(3,196)
Purchase of intangible asset	(15,000)	-

Net cash flows used in investing activities	(21,201)	(3,196)

Cash flows from financing activities
Proceeds received on the issuance of shares	-	4,973,023
Proceeds from loans	14,253	28,506
Repayment of loans	-	(433,987)

Net cash flows provided by financing activities	14,253	4,567,542

Change in cash	$(678,117)	$511,996

Cash
Beginning of year	$692,647	$180,651
End of year	$14,530	$692,647

Supplemental cash flow disclosure
Interest	$-	$-
Taxes paid	$-	$-

The accompanying notes are an integral part of these financial statements.

F-7

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

9-months ended October 31, 2021, and 12-months ended January 31, 2021

1.	NATURE OF OPERATIONS AND GOING CONCERN

Bruush Oral Care Inc. (the “Company”) was incorporated in British Columbia under the Business Corporations Act on October 10, 2017. The Company is in the business of selling electric toothbrushes. The Company is located at 30 Wellington Street West, 5th Floor, Toronto, Ontario M5L 1E2.

As of and for the nine months period ended October 31, 2021, the Company has recurring losses, a working capital deficit of $3,962,096 (January 31, 2021 – working capital of $159,943), an accumulated deficit totaling $17,621,043 (January 31, 2021 – accumulated deficit of $13,409,772) and negative cash flows used in operating activities of $671,169 (January 31, 2021 – negative cash flows of $4,052,350). The ability of the Company to carry out its business objectives is dependent on its ability to secure continued financial support from related parties, to obtain equity financing, or to ultimately attain profitable operations in the future. The Company will need to raise additional capital during the next twelve months and beyond to support current operations and planned development. Whether and when the Company can attain profitability and positive cash flows is uncertain. While the Company has been successful in securing financing in the past, there is no assurance that financing will be available in the future on terms acceptable to the Company.

On March 11, 2020, the outbreak of the novel strain of coronavirus specifically identified as “COVID-19” was declared a pandemic by the World Health Organization. The outbreak has resulted in governments worldwide enacting emergency measures to combat the spread of the virus which in turn have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. In light of the evolving nature of COVID-19 and the uncertainty it has produced around the world, the Company does not believe it is possible to predict with precision the pandemic’s cumulative and ultimate impact on its future business operations, liquidity, financial condition, and results of operations. In addition, the Company cannot predict the impact the COVID-19 pandemic will have on its business partners and third-party vendors, and the Company may be adversely impacted as a result of the adverse impact its business partners and third-party vendors suffer. Additionally, concerns over the economic impact of the COVID-19 pandemic have caused volatility in financial markets, which may adversely impact the Company’s stock price and the Company’s ability to access capital markets.

These factors form a material uncertainty that may cast significant doubt upon the Company’s ability to continue as a going concern. These financial statements do not give effect to adjustments to the carrying value and classification of assets and liabilities and related expense that would be necessary should the Company be unable to continue as a going concern. If the going concern assumption is not appropriate, material adjustments to the statements could be required.

2.	BASIS OF PRESENTATION

Basis of presentation and statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”). The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

These financial statements have been prepared on a historical cost basis, modified where applicable. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The Company has changed its fiscal year end from January 31 to October 31, which became effective for the period ended October 31, 2021. The Company determined that the change in year end would better reflect the annual business cycle given that the holiday season (November and December) is a peak period for sales. Given the fiscal year ended October 31, 2021 is for a 9-month period, the results may not be comparable to the 12-month period ended January 31, 2021.

F-8

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

9-months ended October 31, 2021, and 12-months ended January 31, 2021

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS

Revenue recognition

The Company’s revenue is generated from the sale of finished product to customers. Those sales predominantly contain a single performance obligation and revenue is recognized at a single point in time when ownership, risks and rewards transfer, which is typically the date of receipt by the customer. When the Company has collected payment from a customer, but the product is in transit, the Company will defer the recognition of the product sale in revenues until such time the product is delivered to the customer. A provision for payment discounts and product return allowances is recorded as a reduction of sales in the same period the revenue is recognized. The revenue recorded is presented net of sales and other taxes the Company collect on behalf of governmental authorities.

Foreign currency translation

The functional currency of each entity is determined using the currency of the primary economic environment in which that entity operates. The Company’s financial statements are presented in United States dollars.

The functional currency for the Company is the United States dollar.

Foreign currency transactions are translated into the functional currency of the Company, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in foreign currency at year end exchange rates are recognized in the statement of loss and comprehensive loss.

Non-monetary items are not retranslated at year end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value was determined.

Operating segments

For management purposes, the Company is organized into one operating and reportable segment based on the products of the Company, which are complimentary to each other.

Inventory

Inventory consists entirely of finished goods and is valued at the lower of cost or net realizable value. The cost of inventory is maintained using the average-cost method. The net realizable value of finished goods is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The cost of finished goods inventory is based on landed cost, which includes all costs incurred to bring inventory to the Company’s distribution centers including product costs, inbound freight and duty. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of goods sold.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; cost of major additions and betterments are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from property and equipment and any gain or loss is reflected as a gain or loss from operations.

The estimated useful lives are:

Computers and Software	3 years

F-9

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

9-months ended October 31, 2021, and 12-months ended January 31, 2021

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

Intangible assets

Purchased intangible assets are recognized as assets in accordance with IAS 38 – Intangible Assets, where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be determined reliably. Intangible assets acquired are initially recognized at cost of purchase and are subsequently carried at cost less accumulated amortization, if applicable, and accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite. All finite-lived intangible assets are stated at cost less accumulated impairment.

The Company’s intangible asset consists of customer lists with an estimated useful life of 2 years.

Impairment of assets

The Company performs impairment tests on its long-lived assets, including property and equipment and intangible assets, when new events or circumstances occur, or when new information becomes available relating to their recoverability. When the recoverable amount of each separately identifiable asset or cash generating unit (“CGU”) is less than its carrying value, the asset or CGU’s assets are written down to their recoverable amount with the impairment loss charged against profit or loss. A reversal of the impairment loss in a subsequent period will be charged against profit or loss if there is a significant reversal of the circumstances that caused the original impairment. The impairment will be reversed up to the amount of depreciated carrying value that would have otherwise occurred if the impairment loss had not occurred.

Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. Lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. Lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset.

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

As at October 31, 2021 and January 31, 2021, the Company did not have any leases in place.

F-10

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

9-months ended October 31, 2021, and 12-months ended January 31, 2021

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

Research and development costs

Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, is recognized in profit or loss as incurred. During the nine months ended October 31, 2021, $Nil (January 31, 2021 - $6,486) of research and development costs were recorded in Consulting in the Statement of Comprehensive Loss.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use and borrowing costs on qualifying assets. Other development expenditures are recognized in profit or loss as incurred.

Research and development costs incurred subsequent to the acquisition of externally acquired intangible assets and on internally generated intangible assets are accounted for as research and development costs.

As at October 31, 2021 and January 31, 2021, the Company has not capitalized any research and development costs.

Financial instruments

(a)	Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

(b)	Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise.

F-11

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

9-months ended October 31, 2021, and 12-months ended January 31, 2021

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

(c)	Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

(d)	Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and/or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

F-12

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

9-months ended October 31, 2021, and 12-months ended January 31, 2021

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax:

Deferred tax is recognized on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that future taxable income will be available to allow all or part of the temporary differences to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted and are expected to apply by the end of the reporting period. Deferred tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from shareholders’ equity, net of tax. In the event that the financing is not completed, these costs are expensed to profit or loss.

The Company may engage in equity financing transactions to obtain the funds necessary to continue operations. These equity financing transactions may involve issuance of common shares or units. A unit comprises a certain number of common shares and a certain number of share purchase warrants. Depending on the terms and conditions of each financing agreement, the warrants are exercisable into additional common shares prior to expiry at a price stipulated by the agreement. Warrants that are part of units are assigned a residual value if the unit is issued at a price exceeding the market price of underlying share at the time of issuance otherwise the warrants are assigned no value and included in share capital with the common shares that are concurrently issued. Warrants that are issued as payment for an agency fee or other transactions costs are accounted for as share-based payment transaction costs.

Warrants that are exercisable in currencies other than the Company’s functional currency of U.S. dollars are considered to be derivative financial instruments. The Company presents such warrants as derivative liabilities on the balance sheet and measures them at fair value at the end of each reporting period.

F-13

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

9-months ended October 31, 2021, and 12-months ended January 31, 2021

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

Critical accounting estimates and significant management judgments

The preparation of financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Fair value measurement of broker warrants and warrant derivative

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date on which they are granted. When the fair value of financial assets and financial liabilities recorded in the Statements of Financial Position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques. Estimating fair value for broker warrants and the warrant derivative requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires the determination of the most appropriate inputs to the valuation model including the expected remaining life of the broker warrants and the warrant derivative, fair value of the underlying stock, volatility, risk-free interest rate and dividend yield and making assumptions about them. Where possible the Company will utilize contractual and publicly available information to determine valuation model inputs. If no such information is available, the Company will use historical performance and if required, the Company will make estimations based on the best information available. Expected remaining life is determined using the information in the warrant terms, fair value of the underlying stock is determined based the most recently completed financing, volatility is estimated based on market data and industry assessment, risk-free interest rate is determined based on central bank rates for a similar period to the expected remaining life and dividend yield is estimated using the Company’s past performance and future expectations. The assumptions and models used for estimating fair value for broker warrants and the warrant derivative are disclosed in Note 12. These are either classified as equity instruments or derivative liabilities subject to whether the exercise price is fixed or variable.

Fair value of Class B common shares

The fair value of the Class B common shares that are underlying and drive the fair value of warrants and stock-based compensation are estimated at the date on which the equity instruments are granted. As the Company is not publicly traded and there is no quoted price available, management estimates the fair value of the Class B common shares by reference to the price of the most recently completed private placement financing. Where the most recently completed financing is a financing of units, management estimates the fair value to be allocated to the share component by performing a numerical iteration on the Black-Scholes calculation for the fair value of the attached warrants. The Company determined that absent significant changes in the operations of the Company, the fair value of the Class B common shares is best estimated utilizing the most recently completed financing due to there being no quoted price available.

Useful lives of property and equipment

Estimates of the useful lives of property and equipment are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, not electing to exercise renewal options on Leases, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the property and equipment would increase the recorded expenses and decrease the non-current assets.

Income taxes

The Company recognizes the tax benefit from an uncertain tax position only if it is probable that the tax position will be sustained based on its technical merits. The Company measures and record the tax benefits from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company’s estimated liabilities related to these matters are adjusted in the period in which the uncertain tax position is effectively settled, the statute of limitations for examination expires or when additional information becomes available. The amount and timing of future taxable income for unrecognized tax benefits requires the use of assumptions and significant judgement to estimate the exposures associated with our various filing positions. The Company has not recognized the value of any deferred tax assets in its statements of financial position. Although the Company believes that the judgements and estimates made are reasonable, actual results could differ and resulting adjustments could materially affect our effective income tax rate and income tax provision.

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Other significant judgments

The preparation of these financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

-	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
-	The determination of the Company’s functional currency; and
-	Whether there are indicators of impairment of the Company’s long-lived assets.

F-14

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

9-months ended October 31, 2021, and 12-months ended January 31, 2021

4.	ACCOUNTS AND OTHER RECEIVABLES

	October 31, 2021	January 31, 2021
Trade receivables	$36,734	$7,206
Sales taxes receivable	124,313	73,953
	$161,047	$81,159

5.	INVENTORY

Inventory consisted entirely of finished goods made up of electric toothbrushes, replacement toothbrush heads and accessories.

During the nine months ended October 31, 2021, $978,243 (January 31, 2021 - $291,195) of inventory was sold and recognized in cost of goods sold, and $35,683 (January 31, 2021 - $64,161) of inventory was used for promotional purposes and recognized in other expense categories, such as selling and marketing and investor relations.

6.	PREPAID EXPENSES AND DEPOSITS

	October 31, 2021	January 31, 2021
Prepaid expenses	$7,067	$7,067
Deposits on inventory	74,507	111,302
	$81,574	$118,369

7.	PROPERTY AND EQUIPMENT

COST	Equipment	Total
Balance, January 31, 2020	$-	$-
Additions	3,196	3,196
Balance, January 31, 2021	$3,196	$3,196
Additions	6,200	6,200
Balance, October 31, 2021	$9,396	$9,396

ACCUMULATED DEPRECIATION	Equipment	Total
Balance, January 31, 2020	$-	$-
Additions	-	-
Balance, January 31, 2021	$-	$-
Additions	1,964	1,964
Balance, October 31, 2021	$1,964	$1,964

NET BOOK VALUE	Equipment	Total
Balance, January 31, 2021	$3,196	$3,196
Balance, October 31, 2021	$7,432	$7,432

F-15

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

9-months ended October 31, 2021, and 12-months ended January 31, 2021

8.	INTANGIBLE ASSETS

On May 13, 2021, the Company acquired certain assets of The Dollar Brush, a direct-to-consumer player in the electric toothbrush subscription space. The assets acquired included customer lists and supplemental customer leads. In consideration, the Company made a cash payment of $15,000.

COST	Customer lists	Total
Balance, January 31, 2021	$-	$-
Additions	15,000	15,000
Balance, October 31, 2021	$15,000	$15,000

ACCUMULATED AMORTIZATION	Customer lists	Total
Balance, January 31, 2021	$-	$-
Amortization	3,534	3,534
Balance, October 31, 2021	$3,524	$3,534

NET BOOK VALUE	Customer lists	Total
Balance, January 31, 2021	$-	$-
Balance, October 31, 2021	$11,466	$11,466

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	October 31, 2021	January 31, 2021
Accounts payable	$2,299,177	$236,806
Accrued liabilities	1,066,885	71,913
	$3,366,062	$308,719

10.	LOANS PAYABLE

On May 5, 2020, the Company received a loan in the principal amount of CAD$40,000 ($28,506) under the Canada Emergency Business Account (“CEBA”) program. The loan is non-interest bearing and eligible for CAD$10,000 ($7,127) forgiveness if repaid by December 31, 2022. If not repaid by December 31, 2022, the loan bears interest at 5% per annum and is due on December 31, 2025. The Company intends to repay the loan by December 31, 2022 and management has assessed that the Company will have the financial ability to do so. As it is probable that the conditions for the forgiveness of the loan will be met, the Company has recognized the CAD$10,000 ($7,127) loan forgiveness as government grant income during the year ended January 31, 2021. As the loan was issued at below market rates, the initial fair value of the loan was determined to be $20,160, which was determined using an estimated effective interest rate of 15%. The difference between the face value of the loan and the fair value of the loans of $14,139 has been recognized as government grant income during the year ended January 31, 2021.

On April 7, 2021, the Company received an additional CAD$20,000 ($14,253) under the CEBA program. The additional loan is non-interest bearing and eligible for CAD$10,000 ($7,704) forgiveness if repaid by December 31, 2022. If not repaid by December 31, 2022, the loan bears interest at 5% per annum and is due on December 31, 2025. The Company intends to repay the loan by December 31, 2022 and management has assessed that the Company will have the financial ability to do so. As it is probable that the conditions for the forgiveness of the loan will be met, the Company has recognized the CAD$10,000 ($7,704) loan forgiveness as government grant income during the nine months ended October 31, 2021. As the loan was issued at below market rates, the initial fair value of the loan was determined to be $7,703, which was determined using an estimated effective interest rate of 15%.

F-16

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

9-months ended October 31, 2021, and 12-months ended January 31, 2021

10.	LOANS PAYABLE (continued)

The difference between the face value of the loan and the fair value of the loans of $8,763 has been recognized as government grant income during the nine months ended October 31, 2021.

For the nine months ended October 31, 2021, the Company recognized interest expense of $2,699 related to the loan (Year ended January 31, 2021 - $1,782).

As at October 31, 2021, the carrying value of the loan was $27,144 (January 31, 2021 - $17,580).

11.	RELATED PARTY TRANSACTIONS

Key Management Compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

All related party transactions are in the normal course of operations. All amounts either due from or due to related parties other than specifically disclosed are non-interest bearing, unsecured and have no fixed terms of repayments.

a)	Related party transactions with directors, subsequent and former directors and companies and entities over which they have significant influence over:

	October 31, 2021	January 31, 2021
Director fees	72,541	54,585
Professional fees	-	55,625
Share-based compensation	$-	$1,997,611

b)	Key management compensation

	October 31, 2021	January 31, 2021
Consulting fees	$270,427	$206,507
Share-based compensation	$-	$2,527,596

c)	Accounts payable and accrued liabilities – As of October 31, 2021 $155,979 (January 31, 2021 - $2,740) due to related parties was included in accounts payable and accrued liabilities.

d)	Loans payable – As of October 31, 2021 $Nil (January 31, 2021 - $Nil) was owing to the CEO of the Company. The loan was non-interest bearing, due on demand and unsecured.

12.	SHARE CAPITAL

a)	Share capital

Authorized share capital

Unlimited Class A Voting Common Shares common shares (“Class A shares”), without par value.

Unlimited Class B Non-Voting Common Shares common shares (“Class B Shares”), without par value.

Shares outstanding

As at October 31, 2021:	6,824,126 Class A shares and 8,350,073 Class B shares were issued and outstanding (January 31, 2021 – Class A: 6,824,126, Class B: 8,341,273).

F-17

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

9-months ended October 31, 2021, and 12-months ended January 31, 2021

12.	SHARE CAPITAL (continued)

On July 17, 2020, the Company enacted a stock split of 1 to 3.4815. All share and per share amounts in the financial statements have been retroactively restated to present the post stock split amounts.

Nine months ended October 31, 2021:

On August 13, 2021, the Company issued 8,800 Class B shares to a consultant for services rendered. The fair value of the shares was estimated to be $12,658 based on the price of the most recently completed private placement financing.

Year ended January 31, 2021:

On February 12, 2020, the Company issued 417,780 Class A shares for nominal consideration to its CEO for services rendered. The fair value of the shares is estimated to be $452,694 and is recorded as share-based compensation in the statements of comprehensive loss.

On February 12, 2020, the Company issued 139,260 Class A shares at CAD$1.44 ($1.08) per share for gross proceeds of CAD$200,000 ($150,898).

On February 13, 2020, the Company issued 348,150 Class B shares at CAD$1.44 ($1.08) per share for gross proceeds of CAD$525,000 ($377,239).

On June 24, 2020, the Company issued 1,963,566 Class A shares for nominal consideration to its CEO for services rendered. The fair value of the shares is estimated to be $2,074,902 is recorded as share-based compensation in the statements of comprehensive loss.

On June 24, 2020, the Company issued 435,188 Class A shares at CAD$0.57 ($0.43) per share for gross proceeds of CAD$250,000 ($183,945). As the shares were issued at a price lower than other financings held during the same period, the Company has determined that the fair value of the shares issued to be $459,863 based on the share price of the most recent financing of Class A shares. The difference between the proceeds received and the fair value of the shares of $275,918 has been recognized as consulting fees in the statements of comprehensive loss.

On July 17, 2020, the Company issued 1,887,640 Class B shares for nominal consideration to directors of the Company for services rendered. The fair value of the shares is estimated to be $1,997,611 and has been recorded as share-based compensation on the statements of comprehensive loss.

In July and August 2020, the Company completed a private placement of 2,066,997 units at CAD$0.60 ($0.45) per unit for gross proceeds of CAD$1,240,198 ($746,365). Each unit comprises of one Class B share and on half-warrant exercisable at CAD$0.90 ($0.67) for twenty-four months from the time the Company completes a bone-fide public offering of common shares under a prospectus or registration statement filed with the securities regulatory authorities in Canada or the United States (the “Liquidity Event”). The fair value of the attached warrants was determined to be $178,955 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of underlying stock - CAD$0.48, expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate - 0.28% and an expected remaining life - 2.95 years.

In August and September 2020, the Company completed a brokered private placement of 2,919,047 units at CAD$1.80 ($1.34) per unit for gross proceeds of CAD$5,311,684 ($3,2165,078). Each unit comprises of one Class B share and on half-warrant exercisable at CAD$2.70 ($2.02) for twenty-four months from Liquidity Event. The fair value allocated to the attached warrants upon issuance was estimated to be $774,894 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock - CAD$1.46, expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate - 0.30% and an expected remaining life - 2.84 years. In conjunction with the private placement, the Company paid finders fees of $400,083 and issued 179,434 finders’ units. Each finders’ unit comprises of one Class B share and on half-warrant with the same terms as the unit warrants. The Company also issued 236,073 broker warrants with the same terms as the unit warrants.

F-18

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

9-months ended October 31, 2021, and 12-months ended January 31, 2021

12.	SHARE CAPITAL (continued)

The fair value of the broker warrants upon issuance was determined to be $123,981 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock - CAD$1.46, expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate - 0.30% and an expected remaining life - 2.84 years.

a)	Options

The Company has established a stock option plan for its directors, officers, employees, and consultants under which the Company may grant options (each, an “Option”) from time to time to acquire Shares. The exercise price of each Option shall be determined by the Board of Directors. Options may be granted for a maximum term of five years from the date of grant. Options are non-transferable and expire immediately upon termination of employment for cause, or within 30 days of termination of employment for cause, or within 30 days of termination of employment or holding office as director or officer of the Company or in the case of death. Unless otherwise provided in the applicable grant agreement, Options fully vest upon the grant thereof.

During the nine months ended October 31, 2021, the Company had no option issuances.

During the year ended January 31, 2021, the Company granted 309,498 options exercisable at CAD$1.80 until November 9, 2025. 157,781 of the options vested on November 23, 2020, with the remaining options vesting on November 23, 2021. The fair value of the options was determined to be $246,071 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock - CAD$1.46, expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate - 0.25% and an expected remaining life - 5 years.

During the nine months ended October 31, 2021, the Company recognized share-based compensation expense of $92,276 for the vesting of options (Year ended January 31, 2021 - $145,933).

Continuity of the options issued and outstanding are as follows:

	Number of options	Weighted average exercise price
Balance, January 31, 2020	-	$-
Granted	309,498	1.80CAD
Exercised	-	-
Balance, January 31, 2021	309,498	$1.80CAD
Granted	-	-
Exercised	-	-
Balance, October 31, 2021	309,498	$1.80CAD

13.	DERIVATIVE WARRANT LIABILITY

In July and August 2020, in connection with a private placement, the Company issued 1,033,495 warrants with an exercise price of CAD$0.90 ($0.69) per warrant with an expiry date of twenty-four months from the Liquidity Event. As the warrants have an exercise price denominated in a currency other than the Company’s functional currency, they are derivative financial instruments measured at fair value at the end of each reporting period. The fair value of the warrants upon issuance was determined to be $178,956 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock - CAD$0.48, expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate - 0.15% and an expected remaining life - 2.95 years. As at October 31, 2021, the fair value of the warrants was determined to be $818,871 based on the Black-Scholes Option Pricing Model using the following assumptions: fair value of the underlying stock - CAD$1.46, expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate – 1.11% and an expected remaining life – 1.66 years (January 31, 2021 - $778,213 based on the Black-Scholes Option Pricing Model using the following assumptions: fair value of the underlying stock - CAD$1.46, expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate - 0.17% and an expected remaining life - 2.41 years).

F-19

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

9-months ended October 31, 2021, and 12-months ended January 31, 2021

13.	DERIVATIVE WARRANT LIABILITY (continued)

In August and September 2020, in connection with a private placement, the Company issued 1,475,468 warrants with an exercise price of CAD$2.70 ($2.02) per warrant with an expiry date of twenty-four months from the Liquidity Event. As the warrants have an exercise price denominated in a currency other than the Company’s functional currency, they are derivative financial instruments measured at fair value at the end of each reporting period. The fair value of the warrants upon issuance was determined to be $774,895 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock - CAD$1.46, expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate - 0.30% and an expected remaining life - 2.84 years. As at October 31, 2021, the fair value of the warrants was determined to be $764,106 based on the Black-Scholes Option Pricing Model using the following assumptions: fair value of the underlying stock - CAD$1.46, expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate – 1.11% and an expected remaining life – 21.66 years (January 31, 2021 - $711,846 based on the Black-Scholes Option Pricing Model using the following assumptions: fair value of the underlying stock - CAD$1.46, expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate - 0.17% and an expected remaining life - 2.41 years).

The following is a continuity of the Company’s derivative warrant liability:

Balance, January 31, 2020	$-
Issued during the period	953,850
Change in fair value of derivative	536,209
Balance, January 31, 2021	$1,490,059
Issued during the period	-
Change in fair value of derivative	92,918
Balance, October 31, 2021	$1,582,977

14.	FINANCIAL INSTRUMENT RISK MANAGEMENT

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	Level in fair value hierarchy	October 31, 2021	January 31, 2021
Amortized cost:
Cash		14,530	$692,647
Accounts receivable		161,047	81,159
		175,577	$773,806

Financial liabilities included in the statement of financial position are as follows:

	Level in fair value hierarchy	October 31, 2021	January 31, 2021
Amortized cost:
Accounts payable and accrued expenses		3,366,062	$308,719
Loans payable		27,144	17,580

FVTPL:
Warrant derivative liability	Level 2	1,582,977	1,490,059
		4,976,183	$1,816,358

F-20

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

9-months ended October 31, 2021, and 12-months ended January 31, 2021

14.	FINANCIAL INSTRUMENT RISK MANAGEMENT (continued)

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data.

The carrying value of the Company’s cash, accounts receivable and accounts payable and accrued liabilities as at approximate their fair value due to their short terms to maturity.

The following table shows the valuation techniques used in measuring Level 3 fair values for the derivative liability as well as the significant unobservable inputs used.

Type	Valuation technique	Key inputs	Inter-relationship between significant inputs and fair value measurement
Warrant derivative liability	The fair value of the warrant derivative liability at initial recognition and at period-end has been calculated using the Black Scholes option pricing model.	Key observable inputs ● Share price ● Risk free interest rate ● Dividend yield Key unobservable inputs ● Expected volatility

The estimated fair value would increase (decrease) if:

● The share price was higher (lower)

● The risk-free interest rate was higher (lower)

● The dividend yield was lower (higher)

● The expected volatility was higher (lower)

For the fair values of the derivative liability, reasonably possible changes to the expected volatility, the most significant unobservable input would have the following effects:

Unobservable Inputs	Change	Impact on comprehensive loss
		October 31, 2021	January 31, 2021
Volatility	20%	$258,303	$144,370

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.

Credit risk

The Company’s principal financial assets are cash and trade accounts receivable. The Company’s credit risk is primarily concentrated in its cash which is held with institutions with a high credit worthiness. Credit risk is not concentrated with any particular customer. The Company’s accounts receivable consists primarily of GST receivable. Trade receivables are generally insignificant.

The Company’s maximum credit risk exposure is $175,577.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis.

Historically, the Company’s primary source of funding has been the issuance of equity securities for cash, primarily through the issuance of preferred shares. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s financial liabilities as at October 31, 2021:

	Within one year	Between one and five years	More than five years
Accounts payable and accrued expenses	$3,366,062	$-	$-
Loans payable	27,144	-	-
	$3,393,206	$-	$-

F-21

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

9-months ended October 31, 2021, and 12-months ended January 31, 2021

14.	FINANCIAL INSTRUMENT RISK MANAGEMENT (continued)

Foreign exchange risk

Foreign currency risk arises from fluctuations in foreign currencies versus the United States dollar that could adversely affect reported balances and transactions denominated in those currencies. As at October 31, 2021, a portion of the Company’s financial assets are held in Canadian dollars. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in United States dollars. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point in time. The Company is not exposed to any material foreign currency risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to any material interest rate risk.

Capital Management

In the management of capital, the Company includes components of shareholders’ equity. The Company aims to manage its capital resources to ensure financial strength and to maximize its financial flexibility by maintaining strong liquidity and by utilizing alternative sources of capital including equity, debt and bank loans or lines of credit to fund continued growth. The Company sets the amount of capital in proportion to risk and based on the availability of funding sources. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. Issuance of equity has been the primary source of capital to date. Additional debt and/or equity financing may be pursued in future as deemed appropriate to balance debt and equity. To maintain or adjust the capital structure, the Company may issue new shares, take on additional debt or sell assets to reduce debt.

15.	SEGMENTED INFORMATION

The Company’s breakdown of sales by geographical region is as follows:

	9-months ended October 31, 2021	12-months ended January 31, 2021
United States of America	$1,238,259	$512,094
Canada	727,182	389,068
	$1,965,441	$901,162

The Company’s breakdown of sales by product segment is as follows:

	9-months ended October 31, 2021	12-months ended January 31, 2021
Devices	$1,367,778	$817,778
Consumables	597,663	83,384
	$1,965,441	$901,162

16.	COMPARATIVE FINANCIAL INFORMATION

Due to the change in the Company’s fiscal year end, the comparative income statement information for the 9-months ended October 31, 2020 is as follows:

	9-months ended	9-months ended
	October 31,	October 31,
	2021	2020
	(audited)	(unaudited)

Revenues	$1,965,441	$315,541
Cost of goods sold	978,243	120,958
Gross Profit	987,198	194,583

Expenses
Advertising and marketing	2,806,260	1,620,304
Commission	26,339	5,151
Consulting	868,442	200,337
Amortization and depreciation expense	5,498	-
Interest and bank charges	60,183	13,969
Merchant fees	68,073	18,911
Office and administrative expenses	93,900	43,637
Professional fees	241,854	153,249
Salaries and wages	282,003	43,773
Selling fees	-	-
Share-based compensation	92,276	4,949,441
Shipping and delivery	511,566	93,456
Travel and entertainment	100,068	24,048
	(5,156,462)	(7,166,276)

Other items
Government grant	8,763	14,139
Foreign exchange	42,148	(46,670)
Gain (loss) on revaluation of warrant derivative	(92,918)	(548,886)
	(42,007)	(581,417)

Net and comprehensive loss	$(4,211,271)	$(7,553,110)

17.	SUBSEQUENT EVENTS

On December 3, 2021, the Company issued senior secured promissory notes (the “Senior Secured Promissory Notes”) in the amount of $3,000,000. The Senior Secured Promissory Notes have a maturity date of December 3, 2022 (the “Maturity Date”) and bear interest at 8% per annum. The Senior Secured Promissory Notes are secured by the Company’s assets.

Should the Company complete any public offering of securities or any other financing or capital-raising transaction of any kind (each a “Subsequent Offering”) for gross proceeds of over $5,000,000 prior to the Maturity Date, the Company shall repay the notes in their entirety.

In conjunction with the issuance of the Senior Secured Promissory Notes, the Company is to issue warrants to the holders of the Secured Promissory Notes. The number of warrants is determined by dividing 50% of the principal amount of the Secured Promissory Notes by the share price of the Company’s initial public offering (“IPO”) (the “Warrant Calculation”).

The Company will issue an initial 1,059,039 warrants of the Company. The number of warrants to be issued was calculated by dividing 50% of the principal amount of the Secured Promissory Notes by a placeholder of CAD$1.80, which was the price of the Company’s most recently completed financing. The Company and the holders have agreed to adjust the number of warrants upon the closing of the IPO to update the Warrant Calculation for the IPO share price.

Each warrant is exercisable into one Class B common share of the Company at an exercise price equal to the share price of the Company’s initial public offering (“IPO”). The warrants will expire five and a half years after the closing of the Company’s IPO.

In conjunction with the issuance of the Senior Secured Promissory Notes, the Company is to issue Class B common shares to the holders of the Secured Promissory Notes (“Commitment Shares”). The number of Commitment Shares is determined by dividing 50% of the principal amount of the Secured Promissory Notes by the share price of the Company’s initial public offering (“IPO”) (the “Commitment Calculation”).

The Company will issue an initial 1,059,039 Commitment Shares. The number of Commitment Shares to be issued was calculated by dividing 50% of the principal amount of the Secured Promissory Notes by a placeholder of CAD$1.80, which was the price of the Company’s most recently completed financing. The Company and the holders have agreed to adjust the number of Commitment Shares upon the closing of the IPO to update the Commitment Calculation for the IPO share price.

On April 28, 2022, the Company issued senior secured promissory notes (the “April Senior Secured Promissory Notes”) in the amount of $1,650,000. The April Senior Secured Promissory Notes have a maturity date of December 2, 2022 (the “April Maturity Date”) and bear interest at 8% per annum. The April Senior Secured Promissory Notes are secured by the Company’s assets.

Should the Company complete any public offering of securities or any other financing or capital-raising transaction of any kind (each a “April Subsequent Offering”) for gross proceeds of over $5,000,000 prior to the April Maturity Date, the Company shall repay the notes in their entirety.

In conjunction with the issuance of the Senior Secured Promissory Notes, the Company is to issue Class B common shares to the holders of the Secured Promissory Notes (“Commitment Shares”). The number of Commitment Shares is determined by dividing 50% of the principal amount of the Secured Promissory Notes by the share price of the Company’s initial public offering (“IPO”) (the “Commitment Calculation”).

The Company will issue an initial 1,059,042 Commitment Shares. The number of Commitment Shares to be issued was calculated by dividing 100% of the principal amount of the Secured Promissory Notes by a placeholder of CAD$1.80, which was the price of the Company’s most recently completed financing. The Company and the holders have agreed to adjust the number of Commitment Shares upon the closing of the IPO to update the Commitment Calculation for the IPO share price.

F-22

BRUUSH ORAL CARE INC.

FINANCIAL STATEMENTS

JANUARY 31, 2021

(Expressed in U.S. dollars)

F-23

INDEPENDENT AUDITOR’S REPORT

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Bruush Oral Care Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Bruush Oral Care Inc (the “Company”) as of January 31, 2021, the related statements of comprehensive loss, shareholders’ equity, and cash flows, for the year ended January 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as January 31, 2021, and its financial performance and its cash flows for the year ended January 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred losses that has primarily been funded through financing activities and has stated that substantial doubt exists about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2021

Vancouver, Canada

June 30, 2022, except for Notes 3 and 14 to the financial statements, as to which the date is July 15, 2022.

F-24

BRUUSH ORAL CARE INC.

STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. dollars)

As at

		January 31, 2021	January 31, 2020
	Note	(audited)	(unaudited)

ASSETS
Current
Cash		$692,647	$180,651
Accounts and other receivables	4	81,159	12,969
Inventory	5	1,176,247	598,591
Prepaid expenses and deposits	6	118,369	3,452
		2,068,422	795,663
Non-current
Property and equipment		3,196	-
Total assets		$2,071,618	$795,663

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued expenses	7,9	$308,719	$276,720
Loan payable	8	17,580	433,987
Deferred revenue		92,121	-
Warrant derivative	11	1,490,059	-
Total liabilities		1,908,479	710,707

SHAREHOLDERS’ EQUITY
Subscriptions received	10	-	301,886
Class A common shares	10	6,416,904	3,278,547
Class B common shares	10	6,847,347	1,023,864
Reserves	10	308,660	-
Accumulated deficit		(13,409,772)	(4,519,341)
Total shareholders’ equity		163,139	84,956
Total liabilities and shareholders’ deficiency		$2,071,618	$795,663

Nature of operations and going concern (Note 1)

Subsequent events (Note 15)

Approved and authorized for issue by the Board of Directors on July 15, 2022.

The accompanying notes are an integral part of these financial statements.

F-25

BRUUSH ORAL CARE INC.

STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in U.S. dollars)

For the years ended January 31,

		2021	2020
	Note	(audited)	(unaudited)

Revenues		$901,162	$207,404
Cost of goods sold	5	291,195	66,596
Gross Profit		609,967	140,808

Expenses
Advertising and marketing		2,670,447	841,944
Commission		11,207	3,671
Consulting	9,10	556,864	371,152
Interest and bank charges		18,130	15,408
Merchant fees		39,180	12,333
Office and administrative expenses		75,194	54,709
Professional fees		222,870	51,455
Salaries and wages		93,460	-
Share-based compensation	10	4,949,441	52,409
Shipping and delivery		304,591	46,766
Travel and entertainment		29,225	68,340
		(8,970,609)	(1,518,187)

Other items
Government grant	8	14,139	-
Foreign exchange		(7,719)	(1,481)
Gain (loss) on revaluation of warrant derivative	11	(536,209)	-
		(529,789)	(1,481)

Net and comprehensive loss		$(8,890,431)	$(1,378,860)

Loss per share - Basic and diluted		$(0.93)	$(0.34)

Weighted average number of common shares outstanding - basic and diluted		9,590,802	4,069,873

The accompanying notes are an integral part of these financial statements.

F-26

BRUUSH ORAL CARE INC.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars)

	Class A Common Shares		Class B Common Shares
	Number of shares	Amount	Number of shares	Amount	Subscriptions received	Reserves	Accumulated Deficit	Total

Balance, January 31, 2019	3,481,499	$2,948,253	-	$-	$-	$-	$(3,140,481)	$(192,228)
Private placement of shares - $1.15	386,833	330,294	-	-	-	-		330,294
Private placement of shares - $1.44	-	-	940,005	1,023,864	-	-	-	1,023,864
Subscriptions received	-	-	-	-	301,886	-	-	301,886
Net and comprehensive loss	-	-	-	-	-	-	(1,378,860)	(1,378,860)
Balance, January 31, 2020	3,868,332	$3,278,547	940,005	$1,023,864	$301,886	$-	$(4,519,341)	$84,956

Balance, January 31, 2020	3,868,332	$3,278,547	940,005	$1,023,864	$301,886	$-	$(4,519,341)	$84,956
Private placement of shares - CAD$1.44	574,448	610,761	348,150	377,239	(301,886)	-	-	686,114
Shares issued for services	2,381,346	2,527,596	1,887,640	1,997,610	-	-	-	4,525,206
Private placement units - CAD$0.60	-	-	2,066,997	746,365	-	-	-	746,365
Private placement units - CAD$1.80	-	-	2,919,047	3,265,077	-	-	-	3,217,886
Share issuance cost - shares	-	-	179,434	(38,745)	-	38,745	-	-
Share issuance cost – broker warrants	-	-	-	(123,981)	-	123,981	-	-
Share issuance cost - cash	-	-	-	(400,083)	-	-	-	(400,083)
Stock options granted	-	-	-	-	-	145,934	-	145,934
Net and comprehensive loss	-	-	-	-	-	-	(8,890,431)	(8,890,431)
Balance, January 31, 2021	6,824,126	$6,416,904	8,341,273	$6,847,347	$-	$308,660	$(13,409,772)	$163,139

The accompanying notes are an integral part of these financial statements.

F-27

BRUUSH ORAL CARE INC.

STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	2021	2020
	(audited)	(unaudited)
Cash flows from operating activities
Net loss	$(8,890,431)	$(1,378,860)
Items not affecting cash:
Government grant	(14,139)	-
Share-based compensation	4,949,441	-
Loss on revaluation of warrant derivative	536,209	-
Interest expense	1,782	-
Unrealized foreign exchange	1,431	-

Changes in non-cash working capital
Accounts and other receivables	(68,190)	(10,185)
Inventory	(577,656)	(261,234)
Prepaid expenses and deposits	(114,917)	35
Accounts payable and accrued liabilities	31,999	190,688
Deferred revenue	92,121	-

Net cash flows used in operating activities	(4,052,350)	(1,459,556)

Cash flows from investing activities
Capital expenditures	(3,196)	-

Net cash flows used in investing activities	(3,196)	-

Cash flows from financing activities
Subscriptions received	-	301,886
Proceeds received on the issuance of shares	4,973,023	1,354,158
Proceeds from loans	28,506	(77,808)
Repayment of loans	(433,987)	-

Net cash flows provided by financing activities	4,567,542	1,578,236

Change in cash	$511,996	$118,680

Cash
Beginning of year	$180,651	$61,971
End of year	$692,647	$180,651

Supplemental cash flow disclosure
Interest	$-	$-
Taxes paid	$-	$-

The accompanying notes are an integral part of these financial statements.

F-28

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Year ended January 31, 2021

1.	NATURE OF OPERATIONS AND GOING CONCERN

Bruush Oral Care Inc. (the “Company”) was incorporated in British Columbia under the Business Corporations Act on October 10, 2017. The Company is in the business of producing and selling electric toothbrushes. The Company’s head office is located at 30 Wellington Street West 5th Floor, Toronto, Ontario M5L 1E2.

As of and for the year ended January 31, 2021, the Company has recurring losses, a working capital of $159,943 (2020 – working capital of $103,815), an accumulated deficit totaling $13,409,772 (2020 – accumulated deficit of $4,519,341) and negative cash flows used in operating activities of $4,052,350 (2020 – negative cash flows of $1,459,556). While the Company has positive working capital, the ability of the Company to carry out its business objectives is dependent on its ability to secure continued financial support from related parties, to obtain equity financing, or to ultimately attain profitable operations in the future. The Company will need to raise additional capital during the next twelve months and beyond to support current operations and planned development. Whether and when the Company can attain profitability and positive cash flows is uncertain. While the Company has been successful in securing financing in the past, there is no assurance that financing will be available in the future on terms acceptable to the Company.

On March 11, 2020, the outbreak of the novel strain of coronavirus specifically identified as “COVID-19” was declared a pandemic by the World Health Organization. The outbreak has resulted in governments worldwide enacting emergency measures to combat the spread of the virus which in turn have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. In light of the evolving nature of COVID-19 and the uncertainty it has produced around the world, the Company does not believe it is possible to predict with precision the pandemic’s cumulative and ultimate impact on its future business operations, liquidity, financial condition, and results of operations. In addition, the Company cannot predict the impact the COVID-19 pandemic will have on its business partners and third-party vendors, and the Company may be adversely impacted as a result of the adverse impact its business partners and third-party vendors suffer. Additionally, concerns over the economic impact of the COVID-19 pandemic have caused volatility in financial markets, which may adversely impact the Company’s stock price and the Company’s ability to access capital markets.

These factors form a material uncertainty that may cast significant doubt upon the Company’s ability to continue as a going concern. These financial statements do not give effect to adjustments to the carrying value and classification of assets and liabilities and related expense that would be necessary should the Company be unable to continue as a going concern. If the going concern assumption is not appropriate, material adjustments to the statements could be required.

2.	BASIS OF PRESENTATION

Basis of presentation and statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”). The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

These financial statements have been prepared on a historical cost basis, modified where applicable. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

F-29

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Year ended January 31, 2021

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS

Revenue recognition

The Company’s revenue is generated from the sale of finished product to customers. Those sales predominantly contain a single performance obligation and revenue is recognized at a single point in time when ownership, risks and rewards transfer, which is typically the date of receipt by the customer. Where the Company has collected payment from a customer, but the product is in transit, the Company will defer the recognition of the product sale in revenues until such time as the product is delivered to the customer, recognition deferral will be recorded as deferred revenue until delivery is completed. A provision for payment discounts and product return allowances is recorded as a reduction of sales in the same period the revenue is recognized. The revenue recorded is presented net of sales and other taxes the Company collect on behalf of governmental authorities.

Foreign currency translation

The functional currency of each entity is determined using the currency of the primary economic environment in which that entity operates. The Company’s financial statements are presented in United States dollars.

The functional currency for the Company is the United States dollar.

Foreign currency transactions are translated into the functional currency of the Company, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in foreign currency at year end exchange rates are recognized in the statement of loss and comprehensive loss.

Non-monetary items are not retranslated at year end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value was determined.

Operating Segments

For management purposes, the Company is organized into one operating and reportable segment based on the products of the Company which are determined to be complimentary to one another.

Inventory

Inventory consists entirely of finished goods and is valued at the lower of cost or net realizable value. The cost of inventory is maintained using the average-cost method. The net realizable value of finished goods is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The cost of finished goods inventory is based on landed cost, which includes all costs incurred to bring inventory to the Company’s distribution centers including product costs, inbound freight and duty. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of goods sold.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; cost of major additions and betterments are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from property and equipment and any gain or loss is reflected as a gain or loss from operations.

The estimated useful lives are:

Computers and Software	2 years

F-30

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Year ended January 31, 2021

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

Property and equipment (continued)

The CGU’s recoverable amount is evaluated using fair value less costs to sell calculations. In calculating the recoverable amount, the Company utilizes discounted cash flow techniques to determine fair value when it is not possible to determine fair value from active markets or a written offer to purchase. Management calculates the discounted cash flows based upon its best estimate of a number of economic, operating, engineering, environmental, political and social assumptions. Any changes in the assumptions due to changing circumstances may affect the calculation of the recoverable amount.

Impairment of assets

The Company performs impairment tests on its long-lived assets, including property and equipment, when new events or circumstances occur, or when new information becomes available relating to their recoverability. When the recoverable amount of each separately identifiable asset or cash generating unit (“CGU”) is less than its carrying value, the asset or CGU’s assets are written down to their recoverable amount with the impairment loss charged against profit or loss. A reversal of the impairment loss in a subsequent period will be charged against profit or loss if there is a significant reversal of the circumstances that caused the original impairment. The impairment will be reversed up to the amount of depreciated carrying value that would have otherwise occurred if the impairment loss had not occurred.

Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. Lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. Lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

As at January 31, 2021 and 2020, the Company did not have any leases in place.

F-31

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Year ended January 31, 2021

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

Research and development costs

Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, is recognized in profit or loss as incurred. During the year ended January 31, 2021, $6,486 (January 31, 2020 - $6,692) of research and development costs were recorded in Consulting in the Statement of Comprehensive Loss.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use and borrowing costs on qualifying assets. Other development expenditures are recognized in profit or loss as incurred.

Research and development costs incurred subsequent to the acquisition of externally acquired intangible assets and on internally generated intangible assets are accounted for as research and development costs.

As at January 31, 2021 and 2020, the Company has not capitalized any research and development costs.

Financial instruments

(a)	Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

(b)	Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise.

F-32

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Year ended January 31, 2021

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

(c)	Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

(a)	Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and/or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

F-33

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Year ended January 31, 2021

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax:

Deferred tax is recognized on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that future taxable income will be available to allow all or part of the temporary differences to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted and are expected to apply by the end of the reporting period. Deferred tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from shareholders’ equity, net of tax. In the event that the financing is not completed, these costs are expensed to profit or loss.

The Company may engage in equity financing transactions to obtain the funds necessary to continue operations. These equity financing transactions may involve issuance of common shares or units. A unit comprises a certain number of common shares and a certain number of share purchase warrants. Depending on the terms and conditions of each financing agreement, the warrants are exercisable into additional common shares prior to expiry at a price stipulated by the agreement. Warrants that are part of units are assigned a residual value if the unit is issued at a price exceeding the market price of underlying share at the time of issuance otherwise the warrants are assigned no value and included in share capital with the common shares that are concurrently issued. Warrants that are issued as payment for an agency fee or other transactions costs are accounted for as share-based payment transaction costs.

Warrants that are exercisable in currencies other than the Company’s functional currency of U.S. dollars are considered to be derivative financial instruments. The Company presents such warrants as derivative liabilities on the balance sheet and measures them at fair value at the end of each reporting period.

F-34

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Year ended January 31, 2021

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

Critical accounting estimates and significant management judgments

The preparation of financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Fair value measurement of broker warrants and warrant derivative

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date on which they are granted. Estimating fair value for broker warrants and the warrant derivative requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires the determination of the most appropriate inputs to the valuation model including the expected remaining life of the broker warrants and the warrant derivative, fair value of underlying stock, volatility, risk-free interest rate and dividend yield and making assumptions about them. Where possible the Company will utilize contractual and publicly available information to determine valuation model inputs. If no such information is available, the Company will use historical performance and if required, the Company will make estimations based on the best information available. Expected remaining life is determined using the information in the warrant terms, fair value of the underlying stock is determined based the most recently completed financing, volatility is estimated based on market data and industry assessment, risk-free interest rate is determined based on central bank rates for a similar period to the expected remaining life and dividend yield is estimated using the Company’s past performance and future expectations. The assumptions and models used for estimating fair value for broker warrants and the warrant derivative are disclosed in Note 11.

Fair value of Class B common shares

The fair value of the Class B common shares that are underlying and drive the fair value of warrants and stock-based compensation are estimated at the date on which the equity instruments are granted. As the Company is not publicly traded and there is no quoted price available, management estimates the fair value of the Class B common shares by reference to the price of the most recently completed private placement financing. Where the most recently completed financing is a financing of units, management estimates the fair value to be allocated to the share component by performing a numerical iteration on the Black-Scholes calculation for the fair value of the attached warrants. The Company determined that absent significant changes in the operations of the Company, the fair value of the Class B common shares is best estimated utilizing the most recently completed financing due to there being no quoted price available.

Income taxes

The Company recognizes the tax benefit from an uncertain tax position only if it is probable that the tax position will be sustained based on its technical merits. The Company measures and record the tax benefits from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company’s estimated liabilities related to these matters are adjusted in the period in which the uncertain tax position is effectively settled, the statute of limitations for examination expires or when additional information becomes available. The amount and timing of future taxable income for unrecognized tax benefits requires the use of assumptions and significant judgement to estimate the exposures associated with our various filing positions. The Company has not recognized the value of any deferred tax assets in its statements of financial position. Although the Company believes that the judgements and estimates made are reasonable, actual results could differ and resulting adjustments could materially affect our effective income tax rate and income tax provision.

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Useful lives of property and equipment

Estimates of the useful lives of property and equipment are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, not electing to exercise renewal options on Leases, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the property and equipment would increase the recorded expenses and decrease the non-current assets.

Other significant judgments

The preparation of these financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

-	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
-	The determination of the Company’s functional currency; and
-	Whether there are indicators of impairment of the Company’s long-lived assets.

F-35

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Year ended January 31, 2021

4.	ACCOUNTS AND OTHER RECEIVABLES

	2021	2020
	(audited)	(unaudited)
Trade receivables	$7,206	$3,010
Sales taxes receivable	73,953	9,959
	$81,159	$12,969

5.	INVENTORY

Inventory consisted entirely of finished goods made up of electric toothbrushes, replacement toothbrush heads and accessories.

During the year ended January 31, 2021, $291,195 (2020 - $66,596) of inventory was sold and recognized in cost of goods sold, and $64,161 (2020 - $Nil) of inventory was used for promotional purposes and recognized in other expense categories, such as selling and marketing and investor relations.

6.	PREPAID EXPENSES AND DEPOSITS

	2021	2020
	(audited)	(unaudited)
Prepaid expenses	$7,067	$3,452
Deposits on inventory	111,302	-
	$118,369	$3,452

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2021	2020
	(audit)	(unaudited)
Accounts payable	$236,806	$257,861
Accrued liabilities	71,913	18,859
	$308,719	$276,720

8.	LOANS PAYABLE

CEBA Loan

On May 5, 2020, the Company received a loan in the principal amount of CAD$40,000 ($28,506) under the Canada Emergency Business Account (“CEBA”) program.

The loan is non-interest bearing and eligible for CAD$10,000 ($7,127) forgiveness if repaid by December 31, 2022. If not repaid by December 31, 2022, the loan bears interest at 5% per annum and are due on December 31, 2025. The Company intends to repay the loan by December 31, 2022 and management has assessed that the Company will have the financial ability to do so. As it is probable that the conditions for the forgiveness of the loan will be met, the Company has recognized the CAD$10,000 ($7,127) loan forgiveness as government grant income during the period.

As the loan was issued at below market rates, the initial fair value of the loan was determined to be $20,160, which was determined using an estimated effective interest rate of 15%. The difference between the face value of the loan and the fair value of the loans of $7,012 has been recognized as government grant income during the period. For the year ended January 31, 2021, the Company recognized interest expense of $1,782 related to the loan.

As at January 31, 2021, the carrying value of the loan was $17,580 (2020 - $Nil).

F-36

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Year ended January 31, 2021

8.	LOANS PAYABLE (continued)

BDC Loan

On August 14, 2019, the Company entered into a loan agreement with the Business Development Bank of Canada (“BDC”) for two loans totaling CAD$250,000 ($187,645).

The first loan (“Loan 1”) was in the principal amount of CAD$190,000 ($142,610) bore interest at BDC’s floating base rate plus 2.00% per year.

The second loan (“Loan 2”) was in the principal amount of CAD$60,000 ($45,035) and bore interest at BDC’s floating base rate plus 5.80% per year.

Both loans were due on August 1, 2026 and were guaranteed by the Chief Executive Officer (the “CEO”) of the Company.

Loan 1 was fully repaid on September 18, 2020 and Loan 2 was fully repaid on November 20, 2019.

As at January 1, 2021, $Nil was outstanding on this loan (2020 – 143,580).

9.	RELATED PARTY TRANSACTIONS

Key Management Compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

All related party transactions are in the normal course of operations. All amounts either due from or due to related parties other than specifically disclosed are non-interest bearing, unsecured and have no fixed terms of repayments.

a)	Related party transactions with directors, subsequent and former directors and companies and entities over which they have significant influence over:

	2021	2020
	(audited)	(unaudited)
Director fees	54,585	-
Professional fees	55,625	$-
Share-based compensation	$1,997,611	$-

b)	Key management compensation

	2021	2020
	(audited)	(unaudited)
Consulting fees	$206,507	$55,906
Share-based compensation	$2,527,596	$-

c)	Accounts payable and accrued liabilities - As of January 31, 2021 $2,740 (2020 - $Nil) due to related parties was included in accounts payable and accrued liabilities.

d)	Loans payable – As of January 31, 2021 $Nil (2020 - $290,407) was owing to the CEO of the Company. The loan was non-interest bearing, due on demand and unsecured.

F-37

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Year ended January 31, 2021

10.	SHARE CAPITAL

a)	Share capital

Authorized share capital

Unlimited Class A Voting Common Shares common shares (“Class A shares”), without par value.

Unlimited Class B Non-Voting Common Shares common shares (“Class B shares”), without par value.

Shares outstanding

As at January 31, 2021:	6,824,126 Class A shares and 8,341,273 Class B shares were issued and outstanding (2020 – Class A: 3,868,332, Class B: 940,005).

On July 17, 2020, the Company enacted a stock split of 1 to 3.4815. All share and per share amounts in the financial statements have been retroactively restated to present the post stock split amounts.

Year ended January 31, 2021:

On February 12, 2020, the Company issued 417,780 Class A shares for nominal consideration to its CEO for services rendered. The fair value of the shares is estimated to be $452,694 and is recorded as share-based compensation in the statements of comprehensive loss.

On February 12, 2020, the Company issued 139,260 Class A shares at CAD$1.44 ($1.08) per share for gross proceeds of CAD$200,000 ($150,898).

On February 13, 2020, the Company issued 348,150 Class B shares at CAD$1.44 ($1.08) per share for gross proceeds of CAD$525,000 ($377,239).

On June 24, 2020, the Company issued 1,963,566 Class A shares for nominal consideration to its CEO for services rendered. The fair value of the shares is estimated to be $2,074,903 is recorded as share-based compensation in the statements of comprehensive loss.

On June 24, 2020, the Company issued 435,188 Class A shares at CAD$0.57 ($0.43) per share for gross proceeds of CAD$250,000 ($183,945). As the shares were issued at a price lower than other financings held during the same period, the Company has determined that the fair value of the shares issued to be $459,863 based on the share price of the most recent financing of Class A shares. The difference between the proceeds received and the fair value of the shares of $275,918 has been recognized as consulting fees in the statements of comprehensive loss.

On July 17, 2020, the Company issued 1,870,232 Class B shares for nominal consideration to directors of the Company for services rendered. The fair value of the shares is estimated to be $1,997,611 and has been recorded as share-based compensation on the statements of comprehensive loss.

In July and August 2020, the Company completed a private placement of 2,066,997 units at CAD$0.60 ($0.45) per unit for gross proceeds of CAD$1,240,198 ($746,365). Each unit comprises of one Class B share and on half-warrant exercisable at CAD$0.90 ($0.67) for twenty-four months from the time the Company completes a bone-fide public offering of common shares under a prospectus or registration statement filed with the securities regulatory authorities in Canada or the United States (the “Liquidity Event”). The fair value of the attached warrants was determined to be $178,955 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock - CAD$0.48, expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate - 0.28% and an expected remaining life - 2.95 years.

F-38

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Year ended January 31, 2021

10.	SHARE CAPITAL (continued)

In August and September 2020, the Company completed a brokered private placement of 2,919,047 units at CAD$1.80 ($1.34) per unit for gross proceeds of CAD$5,311,684 ($3,217,886). Each unit comprises of one Class B share and on half-warrant exercisable at CAD$2.70 ($2.02) for twenty-four months from Liquidity Event. The fair value allocated to the attached warrants upon issuance was estimated to be $774,894 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock - CAD$1.46, expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate - 0.30% and an expected remaining life - 2.84 years. In conjunction with the private placement, the Company paid finders fees of $400,083 and issued 135,599 finders’ units. Each finders’ unit comprises of one Class B share and on half-warrant with the same terms as the unit warrants. The Company also issued 236,073 broker warrants with the same terms as the unit warrants. The fair value of the broker warrants upon issuance was determined to be $123,981 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock - CAD$1.46, expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate - 0.30% and an expected remaining life - 2.84 years.

Year ended January 31, 2020:

Between June 2019 and January 2020, the Company issued 877,783 Class B shares at CAD$1.44 ($1.06) per share for gross proceeds of CAD$1,275,000 ($966,402).

On May 6, 2019, the Company issued 386,833 Class A shares at CAD$1.03 ($0.78) per share for gross proceeds of CAD$400,000 ($297,265). As the shares were issued at a price lower than other financings held during the same period, the Company has determined that the fair value of the shares issued to be $330,294 based on the share price of the most recent financing of Class A shares. The difference between the proceeds received and the fair value of the shares of $33,029 has been recognized as share-based compensation in the statements of comprehensive loss.

On July 16, 2019, the Company issued 52,223 Class B shares at CAD$0.96 ($0.74) per share for gross proceeds of CAD$50,000 ($38,308). As the shares were issued at a price lower than other financings held during the same period, the Company has determined that the fair value of the shares issued to be $57,462 based on the share price of the most recent financing of Class B shares. The difference between the proceeds received and the fair value of the shares of $19,154 has been recognized as share-based compensation in the statements of comprehensive loss.

During the year ended January 31, 2020, the Company received subscriptions in the amount of $320,745 toward the private placement of Class B shares. The Class B shares were issued during the year ended January 31, 2021.

b)	Options

The Company has established a stock option plan for its directors, officers, employees, and consultants under which the Company may grant options (each, an “Option”) from time to time to acquire Shares. The exercise price of each Option shall be determined by the Board of Directors. Options may be granted for a maximum term of five years from the date of grant. Options are non-transferable and expire immediately upon termination of employment for cause, or within 30 days of termination of employment for cause, or within 30 days of termination of employment or holding office as director or officer of the Company or in the case of death. Unless otherwise provided in the applicable grant agreement, Options fully vest upon the grant thereof.

During the year ended January 31, 2021, the Company granted 309,498 options exercisable at CAD$1.80 until November 9, 2025. 157,781 of the options vested on November 23, 2020, with the remaining options vesting on November 23, 2021. The fair value of the options was determined to be $246,071 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock - CAD$0.48, expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate - 0.25% and an expected remaining life - 5 years.

During the year ended January 31, 2021, the Company recognized share-based compensation expense of $145,933 for the vesting of these options.

F-39

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Year ended January 31, 2021

10.	SHARE CAPITAL (continued)

Continuity of the options issued and outstanding are as follows:

	Number of options	Weighted average exercise price
Balance, January 31, 2020	-	$-
Granted	309,498	1.80CAD
Exercised	-
Balance, January 31, 2021	309,498	$1.80CAD

11.	DERIVATIVE WARRANT LIABILITY

In July and August 2020, in connection with a private placement, the Company issued 1,033,495 warrants with an exercise price of CAD$0.90 ($0.69) per warrant with an expiry date of twenty-four months from the Liquidity Event. As the warrants have an exercise price denominated in a currency other than the Company’s functional currency, they are derivative financial instruments measured at fair value at the end of each reporting period. The fair value of the warrants upon issuance was determined to be $178,956 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock - CAD$0.48, expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate - 0.15% and an expected remaining life - 2.95 years. As at January 31, 2021, the fair value of the warrants was determined to be $778,213 based on the Black-Scholes Option Pricing Model using the following assumptions: fair value of the underlying stock - CAD$0.48, expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate - 0.25% and an expected remaining life - 2.41 years.

In August and September 2020, in connection with a private placement, the Company issued 1,475,468 warrants with an exercise price of CAD$2.70 ($2.02) per warrant with an expiry date of twenty-four months from the Liquidity Event. As the warrants have an exercise price denominated in a currency other than the Company’s functional currency, they are derivative financial instruments measured at fair value at the end of each reporting period. The fair value of the warrants upon issuance was determined to be $774,894 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock - CAD$1.46, expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate - 0.30% and an expected remaining life - 2.84 years. As at January 31, 2021, the fair value of the warrants was determined to be $711,846 based on the Black-Scholes Option Pricing Model using the following assumptions: fair value of the underlying stock - CAD$1.46, expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate - 0.25% and an expected remaining life - 2.41 years.

The following is a continuity of the Company’s derivative warrant liability:

Balance, January 31, 2020	$-
Issued during the period	953,850
Change in fair value of derivative	536,209
Balance, January 31, 2021	$1,490,059

F-40

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Year ended January 31, 2021

12.	FINANCIAL INSTRUMENT RISK MANAGEMENT

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	Level in fair value hierarchy	January 31, 2021 (audited)	January 31, 2020 (unaudited)
Amortized cost:
Cash		$692,647	$180,651
Accounts receivable		81,161	12,969
		$773,808	$193,620

Financial liabilities included in the statement of financial position are as follows:

	Level in fair value hierarchy	January 31, 2021	January 31, 2020
Amortized cost:
Accounts payable and accrued expenses		$308,719	$276,720
Loans payable		17,580	433,987

FVTPL:
Warrant derivative liability	Level 3	1,490,059	-
		$1,816,358	$710,707

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data.

The carrying value of the Company’s cash, accounts receivable and accounts payable and accrued liabilities as at approximate their fair value due to their short terms to maturity.

The following table shows the valuation techniques used in measuring Level 3 fair values for the derivative liability as well as the significant unobservable inputs used.

Type	Valuation technique	Key inputs	Inter-relationship between significant inputs and fair value measurement
Warrant derivative liability	The fair value of the warrant derivative liability at initial recognition and at period-end has been calculated using the Black Scholes option pricing model.	Key observable inputs ● Share price ● Risk free interest rate ● Dividend yield ● Key unobservable inputs Expected volatility

The estimated fair value would increase (decrease) if:

● The share price was higher (lower)

● The risk-free interest rate was higher (lower)

● The dividend yield was lower (higher)

● The expected volatility was higher (lower)

For the fair values of the derivative liability, reasonably possible changes to the expected volatility, the most significant unobservable input would have the following effects:

Unobservable Inputs	Change	Impact on comprehensive loss
		January 31, 2021
Volatility	20%	$144,370

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.

Credit risk

The Company’s principal financial assets are cash and trade accounts receivable. The Company’s credit risk is primarily concentrated in its cash which is held with institutions with a high credit worthiness. Credit risk is not concentrated with any particular customer. The Company’s accounts receivable consists primarily of GST receivable. Trade receivables are generally insignificant.

The Company’s maximum credit risk exposure is $773,808.

F-41

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Year ended January 31, 2021

12.	FINANCIAL INSTRUMENT RISK MANAGEMENT (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis.

Historically, the Company’s primary source of funding has been the issuance of equity securities for cash, primarily through the issuance of preferred shares. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s financial liabilities as at January 31, 2021:

	Within one year	Between one and five years	More than five years
Accounts payable and accrued expenses	$308,719	$-	$-
Loans payable	17,580	-	-
	$326,299	$-	$-

Foreign exchange risk

Foreign currency risk arises from fluctuations in foreign currencies versus the United States dollar that could adversely affect reported balances and transactions denominated in those currencies. As at January 31, 2021, a portion of the Company’s financial assets are held in Canadian dollars. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in United States dollars. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point in time. The Company is not exposed to any material foreign currency risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to any material interest rate risk.

Capital Management

In the management of capital, the Company includes components of shareholders’ equity. The Company aims to manage its capital resources to ensure financial strength and to maximize its financial flexibility by maintaining strong liquidity and by utilizing alternative sources of capital including equity, debt and bank loans or lines of credit to fund continued growth. The Company sets the amount of capital in proportion to risk and based on the availability of funding sources. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. Issuance of equity has been the primary source of capital to date. Additional debt and/or equity financing may be pursued in future as deemed appropriate to balance debt and equity. To maintain or adjust the capital structure, the Company may issue new shares, take on additional debt or sell assets to reduce debt.

13.	COMMITMENTS

On October 29, 2020, the Company entered into an endorsement and promotional services agreement (the “Agreement”). Under the Agreement the Company has a commitment to make a $750,000 payment by October 30, 2021.

14.	SEGMENTED INFORMATION

The Company’s sales are made to the following geographical locations:

	January 31, 2021 (audited)	January 31, 2020 (unaudited)
United States of America	$512,094	$95,091
Canada	389,068	112,313
	$901,162	$207,404

The Company’s breakdown of sales by product segment is as follows:

	January 31, 2021 (audited)	January 31, 2020 (unaudited)
Devices	$817,778	$197,813
Consumables	83,384	9,591
	$901,162	$207,404

15.	SUBSEQUENT EVENTS

Subsequent to the year ended January 31, 2021, the Company acquired certain assets of The Dollar Brush, a direct-to-consumer player in the electric toothbrush subscription space. The assets acquired included customer lists and supplemental customer leads. In consideration, the Company made a cash payment of $15,000.

On December 3, 2021, the Company issued senior secured promissory notes (the “Senior Secured Promissory Notes”) in the amount of $3,000,000. The Senior Secured Promissory Notes have a maturity date of December 3, 2022 (the “Maturity Date”) and bear interest at 8% per annum. The Senior Secured Promissory Notes are secured by the Company’s assets.

Should the Company complete any public offering of securities or any other financing or capital-raising transaction of any kind (each a “Subsequent Offering”) for gross proceeds of over $5,000,000 prior to the Maturity Date, the Company shall repay the notes in their entirety.

In conjunction with the issuance of the Senior Secured Promissory Notes, the Company is to issue warrants to the holders of the Secured Promissory Notes. The number of warrants is determined by dividing 50% of the principal amount of the Secured Promissory Notes by the share price of the Company’s initial public offering (“IPO”) (the “Warrant Calculation”).

The Company will issue an initial 1,059,039 warrants of the Company. The number of warrants to be issued was calculated by dividing 50% of the principal amount of the Secured Promissory Notes by a placeholder of CAD$1.80, which was the price of the Company’s most recently completed financing. The Company and the holders have agreed to adjust the number of warrants upon the closing of the IPO to update the Warrant Calculation for the IPO share price.

Each warrant is exercisable into one Class B common share of the Company at an exercise price equal to the share price of the Company’s initial public offering (“IPO”). The warrants will expire five and a half years after the closing of the Company’s IPO.

In conjunction with the issuance of the Senior Secured Promissory Notes, the Company is to issue Class B common shares to the holders of the Secured Promissory Notes (“Commitment Shares”). The number of Commitment Shares is determined by dividing 50% of the principal amount of the Secured Promissory Notes by the share price of the Company’s initial public offering (“IPO”) (the “Commitment Calculation”).

The Company will issue an initial 1,059,039 Commitment Shares. The number of Commitment Shares to be issued was calculated by dividing 50% of the principal amount of the Secured Promissory Notes by a placeholder of CAD$1.80, which was the price of the Company’s most recently completed financing. The Company and the holders have agreed to adjust the number of Commitment Shares upon the closing of the IPO to update the Commitment Calculation for the IPO share price.

On April 28, 2022, the Company issued senior secured promissory notes (the “April Senior Secured Promissory Notes”) in the amount of $1,650,000. The April Senior Secured Promissory Notes have a maturity date of December 2, 2022 (the “April Maturity Date”) and bear interest at 8% per annum. The April Senior Secured Promissory Notes are secured by the Company’s assets.

Should the Company complete any public offering of securities or any other financing or capital-raising transaction of any kind (each a “April Subsequent Offering”) for gross proceeds of over $5,000,000 prior to the April Maturity Date, the Company shall repay the notes in their entirety.

In conjunction with the issuance of the Senior Secured Promissory Notes, the Company is to issue Class B common shares to the holders of the Secured Promissory Notes (“Commitment Shares”). The number of Commitment Shares is determined by dividing 50% of the principal amount of the Secured Promissory Notes by the share price of the Company’s initial public offering (“IPO”) (the “Commitment Calculation”).

The Company will issue an initial 1,059,042 Commitment Shares. The number of Commitment Shares to be issued was calculated by dividing 100% of the principal amount of the Secured Promissory Notes by a placeholder of CAD$1.80, which was the price of the Company’s most recently completed financing. The Company and the holders have agreed to adjust the number of Commitment Shares upon the closing of the IPO to update the Commitment Calculation for the IPO share price.

F-42

Bruush Oral Care Inc.

1,117,788 Shares of Common Stock

Representing

757,212 Shares of Common Stock and

360,576 Shares of Common Stock Underlying Warrants

PROSPECTUS

August , 2022

Until  , 2022 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as the underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

The Company’s articles provide, to the fullest extent permitted by the Canadian Business Corporations Act, Division 5 of Part 5, for the right to indemnification of the directors and former directors of the Company, who was or is a party to or is threatened to be made a party to, any threatened, or pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of fact that he/she is or was serving in such capacity.

In this regard, investors should be aware of the position of the United States Securities and Exchange Commission respecting such indemnification, which position is as follows: “Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.”

Item 7. Recent Sales of Unregistered securities.

On December 3, 2021, the Company entered into a Securities Purchase Agreement with several investors, and a Security Agreement, in connection with the issuance of promissory notes in the aggregate principate amount of up to $3,000,000 (the “December Notes”), convertible into shares of common stock of the Company (the “Common Stock”), upon the terms and subject to the limitations and conditions set forth in the December Notes, the issuance of Common Stock Purchase Warrants to purchase shares of Common Stock upon the terms and subject to the limitations and conditions set forth in such warrants (the “Warrants”), and the issuance of shares of Common Stock (the “Commitment Fee Shares”) pursuant to the Securities Purchase Agreement.

On April 28, 2022, the Company entered into a second Securities Purchase Agreement with the same group of investors, and a Security Agreement, in connection with the issuance of promissory notes in the aggregate principate amount of up to $1,650,000 (the “April Notes”), convertible into Common Stock, upon the terms and subject to the limitations and conditions set forth in the April Notes, the issuance of Common Stock Purchase Warrants to purchase shares of Common Stock upon the terms and subject to the limitations and conditions set forth in such warrants (the “Warrants”), and the issuance of shares of Common Stock (the “Commitment Fee Shares”) pursuant to the Securities Purchase Agreement.

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Item 8. Exhibits and Financial Statement Schedules.

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

3.1	Articles of Incorporation*

3.2	By-laws*

4.1	Specimen certificate evidencing shares of Common Stock*

4.2	Form of Warrant*

4.3	Form of Warrant Agent Agreement*

4.4	Form of Underwriter’s Warrant*

4.5	Form of Additional Warrant*

4.6	Form of Pre-funded Warrant*

4.7	Form of Warrant Agent Agreement for Pre-funded Warrants*

5.1	Opinion of DuMoulin Black LLP*

10.1	Endorsement Agreement by and between Kevin Hart Enterprises, Inc. and the Company dated October 29, 2020*

10.2	Stock Option Plan, dated August 6, 2021 +*

10.3	Omnibus Securities and Incentive Plan, effective June 29, 2022 +*

10.4	Form of Lock-up Agreement – Shareholder Group I (included in Exhibit 1.1)*

10.5	Form of Lock-up Agreement – Shareholder Group II (included in Exhibit 1.1)*

10.6	Form of Lock-up Agreement – Shareholder Group III (included in Exhibit 1.1)*

10.7	Form of Lock-up Agreement – Officers and Directors (included in Exhibit 1.1)*

10.8	Employment Agreement between the Company and Aneil Manhas, dated July 28, 2022*

10.9	Employment Agreement between the Company and Matthew Kavanagh dated February 8, 2022*

10.10	Employment Agreement between the Company and Alan MacNevin, dated May 10, 2022*

14.1	Code of Ethics*

21.1	List of Subsidiaries of Registrant*

23.1	Consent of Dale Matheson Carr-Hilton LaBonte LLP*

23.2	Consent of DuMoulin Black LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (included as part of the signature page of original filed Registration Statement)

99.1	Audit Committee Charter*

99.2	Compensation Committee Charter*

99.3	Nominating and Corporate Governance Committee Charter*

99.4	Consent of Robert Ward to be named as a director nominee*

99.5	Consent of Brett Yormark to be named as a director nominee*

99.6	Insider Trading Policy*

107	Filing Fee Table*

*	Previously filed.
+	Indicates management contract or compensatory plan.

Schedules: None

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Item 9. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this registration statement on Form F-1 with the Securities and Exchange Commission and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on August 25, 2022.

BRUUSH ORAL CARE INC.

By:	/s/ Aneil Singh Manhas
Aneil Singh Manhas
Chief Executive Officer

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POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Aneil Singh Manhas and Matthew Kavanagh, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Aneil Manhas	Aneil Manhas	August 25, 2022
Chief Executive Officer (Principal Executive Officer)

/s/ Matthew Kavanagh	Matthew Kavanagh	August 25, 2022
Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Kia Besharat	Kia Besharat	August 25, 2022
Director

/s/ Brett Yormark	Brett Yormark	August 25, 2022
Director
/s/ Robert Ward	Robert Ward	August 25, 2022
Director

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SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the registrant has signed this registration statement or amendment thereto in the City and State of New York on August 25, 2022.

COGENCY GLOBAL INC.

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice-President on behalf of Cogency Global Inc.

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